Follow-Up Materials



06014991

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Polski Koncern Naftowy

*CURRENT ADDRESS ______

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 5036 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/11/06

ARIS
12-31-05

RECEIVED

2005 JUL 11 P 12:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
TOGETHER WITH AN INDEPENDENT AUDITOR'S OPINION

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated Annual Report RS 2005

(current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the reporting year 2005, that is for the period from 1 January 2005 to 31 December 2005 and for the reporting year 2004, that is for the period from 1 January 2004 to 31 December 2004 which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN)

on 28 April 2006
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	**CHEMICAL**
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)

CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2005	2004	2005	2004
Data in respect of MSSF condensed consolidated financial statement				
I. Total sales revenues	41 188 267	30 680 458	10 237 434	7 625 695
II. Profit/(Loss) from operations	4 947 620	2 686 529	1 229 742	667 743
III. Profit before tax	5 339 221	3 138 445	1 327 075	780 067
IV. Net profit attributable to equity holders of the parent	4 585 132	2 482 227	1 139 645	616 963
V. Net cash provided by operating activities	3 663 889	3 636 845	910 668	903 946
VI. Net cash used in investing activities	(2 503 176)	(2 700 144)	(622 170)	(671 127)
VII. Net cash provided by / (used in) financing activities	(764 433)	(837 677)	(190 002)	(208 206)
VIII. Net change in cash and cash equivalents	396 280	99 024	98 496	24 613
	as of 31.12.2005	as of 31.12.2004	as of 31.12.2005	as of 31.12.2004
IX. Non-current assets	20 885 532	12 947 815	5 411 040	3 354 530
X. Current assets	12 518 779	7 921 660	3 243 375	2 052 350
XI. Total Assets	33 404 311	20 869 475	8 654 415	5 406 880
XII. Non-current liabilites	5 553 853	3 237 711	1 438 897	838 829
XIII. Current liabilities	8 537 469	4 000 450	2 211 894	1 036 440
XIV. Equity	19 312 989	13 631 314	5 003 624	3 531 611
XV. Share capital*	1 057 635	1 057 635	274 013	274 013
XVI. Equity attributable to equity holders of the parent	16 696 511	13 191 608	4 325 745	3 417 692
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	45,15	31,87	11,70	8,26

* Share capital after revaluation in accordance with IAS 29.

The above data for 2005 and 2004 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2005 - 3.8598 PLN/EUR

- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2005) - 4.0233 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	31 December 2005	31 December 2004
		(in thousand PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	5	18 510 754	11 478 242
Goodwill	7	17 630	20 501
Intangible assets	8	610 984	346 244
Long-term financial investments	9	550 984	47 929
Investments in associates	10	1 025 077	940 851
Loans (granted)		7 145	10 290
Deferred tax assets	29	62 131	19 673
Investment property	6	11 557	9 122
Perpetual usufruct of land		76 172	66 169
Other non-current assets		13 098	8 794
Total non-current assets		**20 885 532**	**12 947 815**
Current assets			
Inventory	11	6 113 237	3 200 982
Trade and other receivables	12	4 777 638	2 580 783
Income tax receivable		49 567	23 309
Short-term investments	13	104 938	1 123 616
Short-term prepayments	14	145 853	108 716
Cash and cash equivalents	15	1 126 803	729 498
Other financial assets		111 899	154 756
Non-current assets clasiffied as held for sale	16	**88 844**	-
Total current assets		**12 518 779**	**7 921 660**
Total assets		**33 404 311**	**20 869 475**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	21	534 636	534 636
Share capital revaluation adjustment	21	522 999	522 999
Share capital*	21	**1 057 635**	**1 057 635**
Nominal share premium	21	1 058 450	1 058 450
Share premium revaluation adjustment	21	168 803	168 803
Nominal share premium		**1 227 253**	**1 227 253**
Hedging reserve	21	60 075	87 648
Foreign exchange differences on subsidiaries from consolidation		(156 014)	(9 444)
Retained earnings	21	14 507 562	10 828 516
incl. net profit of the parent company		4 585 132	2 482 227
accumulated profit/loss from previous years - effects of changes in accounting policy		1 741 958	1 848 711
Total equity (attributed to shareholders of the parent company)		**16 696 511**	**13 191 608**
Minority interest	22	2 616 478	439 706
Total equity		**19 312 989**	**13 631 314**
Non-current liabilities			
Interest-bearing loans and borrowings	17	3 405 978	2 083 536
Provisions	18	956 991	642 292
Deferred tax liabilities	29	1 020 159	458 512
Other non-current liabilities		170 725	53 371
Total non-current liabilities		**5 553 853**	**3 237 711**
Current liabilities			
Trade and other liabilities and accrued expenses	19	6 684 050	3 427 296
Provisions	18	683 273	283 442
Income tax liability		35 711	1 680
Interest-bearing loans and borrowings	17	1 110 819	247 627
Deferred income	20	19 265	19 106
Other current financial liabilities		4 351	21 299
Total current liabilities		**8 537 469**	**4 000 450**
Total equity and liabilities		**33 404 311**	**20 869 475**

* Share capital after revaluation in accordance with IAS 29.

The accompanying notes are an integral part of these unconsolidated financial statements

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED PROFIT AND LOSS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	for the year ended 31 December 2005	for the year ended 31 December 2004
		(in thousand PLN)	
Operating activities			
Net sale revenues			
Sales of goods		41 323 671	29 346 192
Excise tax and other charges		(12 502 031)	(10 152 297)
Revenues from sale of finished goods		28 821 640	19 193 895
Revenues from sale of merchandise and raw materials		12 366 627	11 486 563
Total sales revenues		**41 188 267**	**30 680 458**
Cost of finished goods sold		(22 510 985)	(14 011 119)
Revenues from sale of merchandise and raw materials		(11 567 863)	(10 594 203)
Gross profit on sales		**7 109 419**	**6 075 136**
Distribution expenses		(2 391 290)	(2 115 625)
General and administrative expenses		(1 039 333)	(855 341)
Other operating revenues*	27	2 330 291	331 144
Other operating expenses	27	(1 090 863)	(767 951)
Profit on the sale of all or part of shares of related parties		29 396	19 166
Profit from operations		**4 947 620**	**2 686 529**
Financial revenues		669 028	625 390
Financial expenses		(480 195)	(366 568)
Net financial revenues and expenses	28	**188 833**	**258 822**
Share in profit from investments accounted for under equity method**		202 768	193 094
Profit before tax		**5 339 221**	**3 138 445**
Income tax expense	29	(701 445)	(600 849)
Net profit		**4 637 776**	**2 537 596**
incl.			
Minority interest		52 644	55 369
attributable to equity holders of the parent		**4 585 132**	**2 482 227**

* including in 2005 the excess of share in the net consolidated assets of Unipetrol over cost in the amount of PLN 1,893,688 thousand.

** including the share in the net result of Polkomtel S.A. in the amount of PLN 209,259 thousand in 2005 and PLN 181,118 thousand in 2004.

	Notes	for the year ended 31 December 2005	for the year ended 31 December 2004
		(in thousand PLN)	
Cash flows - operating activities			
Net profit		**4 637 776**	**2 537 596**
Adjustments for:			
Share in profit from investments accounted for under equity method		(202 768)	(193 094)
Depreciation and amortisation		1 779 944	1 350 392
Interest and dividend income, net		103 365	80 596
Income tax expense		701 445	600 849
(Profit) / Loss on investing activities		(126 145)	99 436
(Increase) in receivables	23	(357 935)	(135 220)
(Increase) in inventories	23	(1 805 325)	(244 448)
Increase in liabilities and accruals	23	1 335 831	173 592
Increase in provisions	23	586 996	309 175
Other*		(2 196 107)	(297 632)
Income tax paid		(793 188)	(644 397)
Net cash provided by operating activities		**3 663 889**	**3 636 845**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(2 026 495)	(1 823 596)
Proceeds from the sale of property, plant and equipment		144 906	62 781
Proceeds from the sale of other shares		83 001	45 726
Acquisition of shares**		(1 607 203)	(48 299)
Acquisition of short-term securities		(159 250)	(1 232 744)
Proceeds from the sale of short-term securities		1 172 897	129 698
Interest and dividends received		145 806	105 058
Loans (granted) / repaid		(5 648)	6 688
Acquisition of liabilities of the Unipetrol Group		(241 174)	-
Other		(10 016)	54 544
Net cash used in investing activities		**(2 503 176)**	**(2 700 144)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		2 628 670	1 240 178
Repayment of long and short-term borrowings and loans		(2 270 894)	(1 648 772)
Interest paid		(168 222)	(126 225)
Dividends paid		(911 020)	(278 011)
Other		(42 967)	(24 847)
Net cash provided by / (used in) financing activities		**(764 433)**	**(837 677)**
Net change in cash and cash equivalents		**396 280**	**99 024**
Effect of exchange rate changes		1 025	2 310
Cash and cash equivalents, beginning of the period	**15**	**729 498**	**628 164**
Cash and cash equivalents, end of period, incl.	**15**	**1 126 803**	**729 498**
Cash and cash equivalents not available for use		100 535	269 932

* including in 2005 the elimination of the excess of share in the net consolidated assets of Unipetrol over cost in the amount of PLN (1,893,688) thousand and in 2004 exchange rate gains in the amount of PLN (312,501) thousand.

** including in 2005 the acquisition of Unipetrol group in the amount of PLN (1,582,169) thousand decreased by acquired cash and cash equivalents.

(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**1 057 635**	**1 227 253**	**87 648**	**(9 444)**	**10 828 516***	**439 706**	**13 631 314**
Foreign exchange differences on consolidation	-	-	-	(146 570)	-	-	(146 570)
Dividend	-	-	-	-	(911 020)	-	(911 020)
Net profit attributable to equity holders of the parent	-	-	-	-	4 585 132	-	4 585 132
Valuation of hedging instruments at fair value	-	-	(27 573)	-	-	-	(27 573)
Minority interest	-	-	-	-	-	52 644	52 644
Change in shareholders structure	-	-	-	-	-	2 124 128	2 124 128
Other	-	-	-	-	4 934	-	4 934
31 December 2005	**1 057 635**	**1 227 253**	**60 075**	**(156 014)**	**14 507 562**	**2 616 478**	**19 312 989**

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004	**1 057 635**	**1 227 253**	**-**	**62 366**	**8 620 836***	**485 842**	**11 453 932**
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit attributable to equity holders of the parent	-	-	-	-	2 482 227	-	2 482 227
Valuation of hedging instruments at fair value	-	-	87 648	-	-	-	87 648
Minority interest	-	-	-	-	-	55 369	55 369
Change in shareholders structure	-	-	-	-	-	(101 505)	(101 505)
Other	-	-	-	-	3 464	-	3 464
31 December 2004	**1 057 635**	**1 227 253**	**87 648**	**(9 444)**	**10 828 516**	**439 706**	**13 631 314**

* Including retained earnings due to changes in accounting policies in the amount of PLN 1,741,958 thousand as at 1 January 2005 and PLN 1,848,711 thousand as at 1 January 2004.

The statement of changes in equity regarding profits and losses of 2005 and 2004

	2005	2004
Cash flow hedges	(27 573)	87 648
Other	4 934	3 464
Net profits / (losses) recognized directly in equity	**(22 639)**	**91 112**
Net profit for the period	**4 585 132**	**2 482 227**
Total profits and losses recognized in the period	**4 562 493**	**2 573 339**

The accompanying notes are an integral part of these unconsolidated financial statements

(all amounts in PLN thousand)

1. Principle activity of the group

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

According to the Articles of Association dated 7 October 2005, the Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,
- providing services in respect of the clearance of electronic fuel cards,
- crude oil exploration,
- natural gas exploration.

The Capital Group consists among others of:

- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin,
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, oils and re-processing of used oils,
- The Capital Group of Anwil S.A., the major client for ethylene from Parent Company, producing mainly nitric fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels,
- The Capital Group of SHIP-SERVICE S.A. ship servicing in sea harbors, loading and storing of goods,
- A German company, ORLEN Deutshland, concentrated on liquid fuels trading,
- ORLEN Asfalt Sp. z o.o., producing and processing of crude oil refining products,
- The Capital Group of UNIPETROL, operating in chemical sector in Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production,
- Companies engaged in trading and distribution of refinery products.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins.
The Parent Company controls its subsidiaries, jointly controls its joint ventures and has significant influence on associates.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 31 December 2005 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.20%, Bank of New York (as a depositary) held 11,33% shares and other shareholders owned 61.15% of the Company shares.

(all amounts in PLN thousand)

The composition of the Management Board of PKN ORLEN S.A.

The composition of the Management Board of the Company as at 31 December 2005 was the following:

Igor Chalupec - President of the Management Board, General Director
Wojciech Heydel - Vice-President of the Management Board of Sales
Jan Maciejewicz - Vice-President of the Management Board of Cost Management and IT
Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Dariusz Witkowski - Member of the Management Board of Organization

During the year 2005 the following changes in composition of the Management Board of PKN ORLEN S.A. took place:

On 29 June 2005, due to the elapse of the 3-year term of the Management Board of PKN ORLEN S.A., mandates of all members of the Management Board had expired. Hence, the Supervisory Board of PKN ORLEN S.A., at the meeting held on 30 June 2005, appointed the Management Board of PKN ORLEN S.A. for the next 3-year term.

On 30 June 2005 the Supervisory Board of PKN ORLEN S.A. appointed for 3-year term Mr Igor Chalupec to the position of the President of the Management Board – General Director of PKN ORLEN S.A. and, after his motion, Mr Wojciech Heydel, Mr Jan Maciejewicz and Mr Cezary Smorszczewski to the position of Vice-President of the Management Board of PKN ORLEN S.A. and Mr Pawel Szymański to the position of Member of the Management Board.

On 19 July 2005 the Supervisory Board of PKN ORLEN S.A., after a motion of the Minister of State Treasury, in accordance with paragraph 9.1.3 of Articles of Association, appointed Mr Dariusz Witkowski to the position of Member of the Management Board of PKN ORLEN S.A., effective 1 August 2005.

On 21 December 2005 the Supervisory Board of PKN ORLEN S.A., after a motion of Minister of State Treasury, in accordance with paragraph 9.1.3 of Articles of Association, appointed Mr Cezary Stanisław Filipowicz to the position of Vice-President of the Management Board of PKN ORLEN S.A, effective 2 January 2006.

The following changes to the composition of the Management Board took place after 31 December 2005:

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, dismissed Mr Dariusz Witkowski from the position of the Member of the Management Board and appointed Mr Krzysztof Szwedowski to the position of the Member of the Management Board of PKN ORLEN S.A.

The composition of the Management Board of PKN ORLEN as at the day of publication of the financial statements is the following:

Igor Chalupec - President of the Management Board, General Director
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Wojciech Heydel - Vice-President of the Management Board, Sales
Jan Maciejewicz - Vice-President of the Management Board, Cost Management
Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski - Member of the Management Board, Organization and Capital Group

The composition of the Supervisory Board of PKN ORLEN S.A.

The composition of the Supervisory Board as at 31 December 2005 was as following:
Jacek Bartkiewicz - Chairman of the Supervisory Board *
Andrzej Olechowski – Deputy Chairman of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Maciej Gierej - Member of the Supervisory Board
Krzysztof Obłój - Member of the Supervisory Board
Małgorzata Okońska-Zaremba – Member of the Supervisory Board
Adam Maciej Pawłowicz – Member of the Supervisory Board
Adam Sęk – Member of the Supervisory Board
Ireneusz Wesołowski – Secretary of the Supervisory Board

* on 8 December 2005, the Appeal Court in Warsaw,, having recognized the appellation of the Bengodi Finance S.A., has declared the invalidity of the Resolution No 14 of the Extraordinary General Meeting of PKN ORLEN as of

(all amounts in PLN thousand)

5 August 2004 regarding appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. The Company submitted an annulment in the respective case which was not regarded until the date of preparation of these financial statements.

During the year 2005 the following changes in the composition of the Supervisory Board of PKN ORLEN S.A. took place:

On 30 March 2005 the Management Board of PKN ORLEN S.A. was informed on the resignation of Mr Krzysztof Żyndula from the position of the Member of the Supervisory Board of PKN ORLEN S.A.

On 29 June 2005 The Ordinary General Shareholders Meeting of PKN ORLEN S.A. appointed to the Supervisory Board Mr Adam Sęk and Mr Andrzej Olechowski.

Due to the appointment by the Shareholders Meeting of PKN ORLEN S.A. new members of Supervisory Board: Mr Andrzej Olechowski and Mr Adam Sęk and resignation of Mr Michał Stępniewski from the position of Deputy-Chairman of the Supervisory Board of PKN ORLEN S.A., the Supervisory Board at the meeting held on 7 July 2005 appointed Mr Andrzej Olechowski to the position of Deputy-Chairman of the Supervisory Board.

On 6 September 2005 the Management Board of PKN Orlen was informed on the resignation of Mr Piotr Osiecki from the position of the Member of the Supervisory Board of PKN ORLEN S.A. effective from the date of the first subsequent Shareholders Meeting.

On 14 October 2005 the Extraordinary Shareholders Meeting PKN ORLEN S.A. appointed Professor Krzysztof Obłój to Supervisory Board of PKN ORLEN S.A..

On 15 November 2005 the Management Board of PKN ORLEN S.A. was informed on the resignation of Mr. Michal Stepniewski from the position of member of the Supervisory Board of PKN ORLEN S.A. effective 14 November 2005.

On 2 December 2005 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, due to resignation of Mr Michal Stepniewski, he appointed, on behalf of the shareholder – State Treasury, Mr Adam Maciej Pawlowicz to Supervisory Board of PKN ORLEN from 1 December 2005 effective.

The following changes to the composition of the Supervisory Board of PKN ORLEN S.A. took place after 31 December 2005:

On 31 January 2006 the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr Jacek Bartkiewicz from the position of Chairman of the Supervisory Board and from the Supervisory Board. In addition, the Extraordinary General Shareholders Meeting dismissed from the Supervisory Board: Mr Maciej Gierej, Mr Krzysztof Obłój, Mrs Małgorzata Okońska-Zaremba, Mr Adam Sęk and Mr Ireneusz Wesołowski. Simultaneously, the Extraordinary General Shareholders Meeting appointed to the Supervisory Board: Mr Dariusz Dąbski to the position of the Chairman of the Supervisory Board, Mr Maciej Mataczyński to the position of independent Member of the Supervisory Board and Mr Zbigniew Macioszek and Mr Wojciech Pawlak to the positions of Members of the Supervisory Board.

On 28 March 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, due to resignation of Mr Adam Maciej Pawłowicz (a representative for the Ministry of State Treasury), he dismissed him from his position in the Supervisory Board effective 28 March 2006.

The composition of the Supervisory Board as at the day of publication of the financial statements is the following:

Dariusz Dąbski - Chairman of the Supervisory Board
Andrzej Olechowski – Deputy-Chairman of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Zbigniew Macioszek - Member of the Supervisory Board
Maciej Mataczyński - Secretary of the Supervisory Board
Wojciech Pawlak – Member of the Supervisory Board

(all amounts in PLN thousand)

2. Principles of presentation

Information on principles adopted for preparation of consolidated financial statements for 2005

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union.
The International Accounting Standards Board issued International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as PKN ORLEN, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognized under IFRSs. In accordance with IFRS 1, an entity may state its property, plant and equipment at fair value as of IFRSs adoption date i.e. 1 January 2004 and recognize the fair value as the cost of the property, plant and equipment as at that date.
From 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory standalone financial statements in accordance with IFRSs approved by the European Commission for 2005.

In preparation of these financial statements the Group applied International Financial Reporting Standards adopted by the European Union (IFRSs) in force as at 31 December 2005.
The carrying amount of property, plant and equipment was revalued as of 1 January 2004 by an independent expert. The Group recognized the effect of the measurement. The revaluation covered non-current assets of all entities in the Group, in accordance with the principles discussed under section 4, Accounting Principles "Property, plant and equipment" in order to achieve full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16), applying IFRS 1. The Company recognized the revalued amount as the deemed cost as at the date of measurement.

The consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 31 December 2005 and 31 December 2004, results of its operations and cash flows for the periods the years ended 31 December 2005 and 31 December 2004.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN S.A. hereby honestly and sincerely declares that the foregoing consolidated financial statements and comparative data were prepared in compliance with the Group accounting principles in force and that they reflect true and fair view on financial status and financial result of PKN ORLEN Group and that the yearly report of the Management Board presents true overview of development, achievement and business situation of PKN ORLEN Group, including basic risks and exposures.

The consolidated financial statements have been prepared in accordance with accounting principles contained in the International Financial Reporting Standards adopted by the European Union and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The statements cover the period from 1 January to 31 December 2005 and the comparative period from 1 January to 31 December 2004.

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the audit of consolidated financial statements, was selected in compliance with the law and that the entity and auditors conducting the audit met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.

(all amounts in PLN thousand)

In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor.

Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of this reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.
In particular, this reorganization included the following transactions:

- Before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation
  - sales of shares in Naftobazy Sp. z o.o by CPN – operator of large warehouse facilities used to store crude oil products.
- acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- merger of Petrochemia Plock with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" (IAS 22).

Entities included in consolidated financial statements

These consolidated financial statements for the periods ended 31 December 2005 and 31 December 2004 include following entities within the Group located in Poland, Germany and Czech Republic:

	Share in total voting rights[1]	
	31 December 2005	31 December 2004
	(in full %)	
PKN ORLEN S.A.	Parent Company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)	100%	100%
Capital Group of ORLEN Petroprofit Sp. z o.o.	100%	100%
including:		
Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%	100%
Petrooktan Sp z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	100%	100%
Raf Trans Sp. z o.o.	99%	99%
ORLEN Transport Kraków Sp. z o.o.	98%	98%
ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	97%	97%
Zakład Budowy Aparatury S.A.	97%	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%
ORLEN Transport Poznań Sp. z o.o. [2]	-	96%

(all amounts in PLN thousand)

ORLEN Laboratorium Sp. z o.o.	95%	95%
including:		
RAF-LAB Sp. z o.o.[3]	100%	
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN Transport Warszawa Sp. z o.o. [2]	-	94%
Capital Group of ORLEN– Oil Sp. z o.o.	96%	92%
Orlen Oil Cesko s.r.o.	100%	-
Platinum Oil Mazowsze Sp. z o.o.	99%	-
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	75%	89%
Capital Group of Anwil S.A.	84%	76%
Including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Capital Group of Rafineria Trzebinia S.A.	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Sp. z o.o.	100%	100%
Nafto Wax Sp. z o.o.	100%	100%
Ekonaft Sp. z o.o.	99%	99%
Capital Group of Rafineria Nafty Jedlicze S.A.	75%	75%
including:		
RAF – LAB Sp. z o.o. [3]	-	100%
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o.	96%	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli „Solino" S.A.	71%	71%
Capital Group of Unipetrol a.s. [4]	63%	-
including:		
CHEMOPETROL a.s. including:	100%	-
UNIPETROL - DOBRAVA a.s.	100%	-
KAUČUK a.s.	100%	-
UNIPETROL TRADE a.s. including:	100%	-
CHEMAPOL (SCHWEIZ) AG	100%	-
UNIPETROL AUSTRIA GmbH	100%	-
ALIACHEM VERWALTUNGS GmbH	100%	-
UNIPETROL DEUTSCHLAND GmbH	100%	-
ALIAPHARM GmbH	100%	-
UNIPETROL CHEMICALS IBERICA S.A.	100%	-
ALIAPHARM GmbH	100%	-
UNIPETROL RAFINERIE a.s.	100%	-

(all amounts in PLN thousand)

BENZINA a.s. including:	100%	-
BENZINA Trade a.s.	100%	-
PETROTRANS a.s.	100%	-
SPOLANA a.s.	82%	-
PARAMO a.s.	74%	-
Česka Rafinerska a.s.[5]	51%	-
Grupa Kapitałowa Ship-Service S.A.[1] including:	56%	56%
Bor – Farm Sp. z o.o.	100%	100%
Ship Service Agro Sp. z o.o.	100%	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z.o.o.	52%	52%
ORLEN Petrogaz Wrocław Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Capital Group of Basell Orlen Polyolefins Sp z o.o [5] Incl.:	50%	50%
Basell Orlen Polyolefins Sprzedaż Sp. z o.o.	100%	100%

[1] Share in total voting rights is equal to share in equity except for share in equity in Capital Group of Ship Service S.A., where it accounts for 61%;
[2] Entities taken over by ORLEN Transport Płock Sp. z o.o. in 2 quarter of 2005.
[3] On 11 December 2005 shares in RAF-LAB Sp. z o.o. were sold to Orlen Laboratorium Sp. z o.o.
[4] The Group acuired in 2 quarter 2005.
[5] Entities consolidated using the proportionate method of consolidation.

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent Company and presentation currency of the foregoing consolidated financial statements is polish zloty.
Financial statements of foreign entities, for consolidation purposes are translated into polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the profit and loss are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were converted in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2005 – PLN 3.8598 / EUR, for 31 December 2004 – PLN 4.0790 / EUR,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2005 to 31 December 2005 – PLN 4.0233 / EUR; for the period from 1 January 2004 to 31 December 2004 the rate was PLN 4.5182 / EUR.

The financial data denominated in CZK were converted in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2005 – PLN 0.1329 / CZK, for the date of acquisition – PLN 0.1353 / CZK,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from date of acquisition of Unipetrol Group to 31 December 2005 – PLN 0.1345 / CZK.

(all amounts in PLN thousand)

4. Accounting principles

In the presented reporting period the Group introduced changes to the respective accounting principles applied by the Group for 2004 statutory reporting. The changes concern adoption of the International Financial Reporting Standards from 1 January 2005 in accordance with amended Polish Accounting Act (wording effective 1 January 2005) in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 31 December 2004.
The last consolidated annual financial statements prepared by the Group were the annual statements for the year ended 31 December 2004 prepared in compliance with the Polish Accounting Standards (PAS). The accounting principles applied in the foregoing financial statements are discussed below.

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

a) Accounting policies

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.
The titles to perpetual usufruct of land obtained under an administrative decision are recognised by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.
Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.
If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods includes excise tax and fuel charges.
The net revenue from the sale of finished goods is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.

Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost less deferred tax of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at every balance sheet date in the following way:

(a) foreign currency monetary items shall be translated using the closing rate;
(b) non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
(c) non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Group, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses in the profit and loss.
Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;

- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss.

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.
The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Group no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.
Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale

Non-current assets held for sale are those which comply with the following criteria:

- a decision was declared by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active programme to locate a buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group shall recognize a provisions when it has a present obligation (legal or constructive) as a result of past event if it has such a legal or constructive obligation as a result of past events and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognised at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Business segments

The scope of financial information in the Group's segment reporting is defined based on requirements of IAS 14.

The Group adopted a business segments as the primary reporting format, i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity of a segment) and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

For the purpose of this report, the excess of fair value of the acquired net assets over the acquisition cost was allocated to particular business segments results proportionally to the value of segment assets of the Unipetrol Group.

The operations of the Group are divided into two main segments: Refining Segment and Chemical Segment.
- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN ORLEN and fertilisers and PVC by Anwil S.A.

Other operations include mainly support functions in PKN ORLEN S.A., transportation, .service and maintenance activities and construction conducted by other subsidiaries of PKN ORLEN S.A..

Segment revenues and assets were defined before inter-segment adjustments. Sales prices in inter-segment transactions are similar to market prices. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses, reconciling total segment results to profit from operations.

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.
In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

(all amounts in PLN thousand)

The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data, except for principles concerning treatment of assets held for sale, which have been applied since 1 January 2005.

Impact of new Standards and interpretations on the Company's financial statements

As at 31 December 2005 the Company recognized new Standards and interpretations to International Financial Reporting Standards, regarding:
- IFRS 6 "Exploration for and Evaluation of Mineral Resources" – in force from 1 January 2006
- IFRS 7 "Financial Instruments: Disclosure" – in force from 1 January 2007
- IFRS 1 "First-time Adoption of International Financial Reporting Standards" – in force from 1 January 2006
- IAS 1 "Presentation of Financial Statements" – in force from 1 January 2007
- IAS 19 "Employee Benefits" – in force from 1 January 2006
- IAS 39 "Financial Instruments: Recognition and Measurement" – in force from 1 January 2006
- IAS 21 "The Effects of Changes in Foreign Exchange Rates" – in force from 1 January 2006
- IFRIC 4 – interpretation: Determining Whether an Agreement Contains a Lease – in force from 1 January 2006
- IFRIC 5 – interpretation: Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds – in force from 1 January 2006
- IFRIC 6 – interpretation: Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment - in force from 1 January 2005
- IFRIC 7 – interpretation: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies – in force from 1 March 2006
- IFRIC 8 – interpretation: IFRS 2 "Share-based payment" – in force 1 May 2006
- IFRIC 9 - Reassessment of Embedded Derivatives – in force from 1 June 2006

Acceptance of IFRIC 7, IFRIC 8 and IFRIC 9 by the European Union is pending.
The Company assessed the impact of application of the above interpretations and determined that the changes in IFRS 6, IFRS 7, IAS 1, IAS 19, IAS 21, IAS 39, IFRIC 4, IFRIC 7 and IFRIC 9 might have impact on the financial statements when applied. According to a preliminary assessment, the application of changes would not have a significant influence on the financial statements.

b) Principles of consolidation

Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority interest is presented in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's share capital) where the Group exercises significant influence on the financial and operating policies, yet does not have control over them, are accounted for using the equity method. Assessment of the value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

(all amounts in PLN thousand)

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, after deduction of an impact of mutual transactions and settlements, is presented line by line with similar items in the consolidated financial statements.

Adjustments from consolidation

Intragroup balances and transactions and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements proportionally to the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements in the same manner as unrealized gains, until there are indications of impairment.

5. Property, plant and equipment

	31 December 2005	31 December 2004
Land	726 499	342 578
Buildings and constructions	8 067 518	5 548 780
Machinery and equipment	8 116 051	3 216 381
Vehicles and other	600 048	414 056
Construction in progress	1 000 638	1 956 447
Total property, plant and equipment	**18 510 754**	**11 478 242**

(all amounts in PLN thousand)

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2004	381 700	6 951 835	6 187 627	797 022	1 051 823	15 370 007
Incl. foreign exchange differences on Orlen Deutschland	28 087	59 733	55 504	1 656	111	145 091
Increase	31 212	457 126	363 474	91 260	1 825 609	2 768 681
Reclassification	-	8	(325)	317	-	-
Decrease	(29 904)	(187 163)	(216 848)	(52 787)	(874 459)	(1 361 161)
31 December 2004	**383 008**	**7 221 806**	**6 333 928**	**835 812**	**2 002 973**	**16 777 527**
1 January 2005	383 008	7 221 806	6 333 928	835 812	2 002 973	16 777 527
Incl. foreign exchange differences on Orlen Deutschland	9 717	21 604	21 526	610	185	53 642
Increase	52 746	1 006 949	1 739 993	162 076	1 969 368	4 931 132
Reclassification	-	3 082	(3 749)	667	-	-
Decrease	(21 293)	(132 847)	(267 476)	(79 533)	(3 076 516)*	(3 577 665)
Increases due to acquisition of Unipetrol	377 794	3 389 366	7 796 749	337 055	155 877	12 056 841
31 December 2005	**792 255**	**11 488 356**	**15 599 445**	**1 256 077**	**1 051 702**	**30 187 835**
Accumulated depreciation and impairment allowances						
1 stycznia 2004	488	1 235 112	2 507 836	395 814	45 245	4 184 495
Incl. foreign exchange differences on Orlen Deutschland	205	10 432	23 900	1 245	-	35 782
Depreciation	81	470 428	766 628	63 080	-	1 300 217
Other increases	1 031	1 627	568	2 847	-	6 073
Impairment allowances	39 929	56 836	15 582	297	1 281	113 925
Reclassification	-	798	(875)	77	-	-
Decrease	(1 099)	(91 775)	(172 192)	(40 359)	-	(305 425)
31 December 2004	**40 430**	**1 673 026**	**3 117 547**	**421 756**	**46 526**	**5 299 285**
1 January 2005	40 430	1 673 026	3 117 547	421 756	46 526	5 299 285
Incl. foreign exchange differences on Orlen Deutschland	27	5 438	11 279	461	-	17 205
Depreciation	908	563 350	1 028 977	118 193	-	1 711 428
Other increases	450	14 175	14 363	11 601	-	40 589
Impairment allowances	24 012	181 664	389 718	4 746	(7 151)	592 989
Reclassification	-	1 892	(2 436)	544	-	-
Decrease	(44)	(110 944)	(261 863)	(83 075)	-	(455 926)
Increases due to acquisition of Unipetrol	-	1 097 675	3 197 088	182 264	11 689	4 488 716
31 December 2005	**65 756**	**3 420 838**	**7 483 394**	**656 029**	**51 064**	**11 677 081**
Net book value						
1 stycznia 2004	**381 212**	**5 716 723**	**3 679 791**	**401 208**	**1 006 578**	**11 185 512**
31 December 2004	**342 578**	**5 548 780**	**3 216 381**	**414 056**	**1 956 447**	**11 478 242**
1 January 2005	**342 578**	**5 548 780**	**3 216 381**	**414 056**	**1 956 447**	**11 478 242**
31 December 2005	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**

* Including in 2005 e.g. transfers to specific groups of property, plant and equipment that amounted to PLN 3,028,146 thousand.

Impairment allowances for property, plant and equipment as at 31 December 2005 and 31 December 2004 amounted to PLN 857,708 thousand and PLN 253,028 thousand respectively.
In 2005 the Group reviewed economic useful lives of property, plant and equipment applied afore. Should the rates from previous years be applied, depreciation expense would be higher by PLN 150,487 thousand. The gross book value of all fully depreciated property, plant and equipment still in use as at 31 December 2005 and as at 31 December 2004 amounted to PLN 1,257,894 thousand, and PLN 930,461 thousand respectively.
Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to operating expenses. The allowances concern mainly liquid fuels storage facilities and petrol stations.
Property, plant and equipment of PLN 346,533 thousand and PLN 167,327 thousand as at 31 December 2005 and 31 December 2004, respectively, were used as a pledge for the Group's liabilities.

(all amounts in PLN thousand)

As at 31 December 2005 the Group adjusted the carrying amounts of property, plant and equipment disclosed in financial statements in compliance with previously applied accounting principles. The below table presents differences identified and reported by the Group between IFRSs and Polish Accounting Standards (PASs) in force as at 31 December 2004.

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total property, plant and equipment
Balance sheet amounts reported in financial statements for 2004 in compliance with previously applied accounting principles	401 689	4 984 561	2 323 282	244 924	1 385 316	9 339 772
Reclassification of catalysts and advertising cost of petrol stations to property, plant and equipment	-	53 553	-	71 343	-	124 896
Separate presentation of rights to perpetual usufruct of land.	(35 717)	-	-	-	-	(35 717)
Value of precious metals previously disclosed as inventories.	-	-	-	59 205	-	59 205
Application of benchmark treatment of IAS 23 "Borrowing costs"	(26)	(24 597)	(33 824)	(5 432)	-	(63 879)
Revaluation of property, plant and equipment at fair value	16 536	544 244	897 386	43 170	6 681	1 508 017
Proportionate consolidation of Basell ORLEN Polyolefins Sp. z o.o. Capital Group	-	16 496	29 537	846	564 450	611 329
Impairment of property, plant and equipment of ORLEN DEUTSCHLAND A.G.	(39 904)	(25 477)	-	-	-	(65 381)
Balance sheet amounts reported as comparative data in the financial statements as at 31 December 2005 in compliance with IFRSs	342 578	5 548 780	3 216 381	414 056	1 956 447	11 478 242

(all amounts in PLN thousand)

As of 31 December 2005 and 31 December 2004 construction in progress included:

	31 December 2005	31 December 2004
Change in technology of production of chlorine from diaphragme to membrane	205 536	27 638
Construction of desulfurization of petrol installation Cracking	113 254	15 834
Modernization of warehouse bases nr 21, 51, 61, 91, 93 and 111	82 475	5 817
Extension of polyprophylene storage containers	62 936	-
Installation of hydrorefining of paraffins	55 643	24 413
Installation of Polymeroasphalt – tank V=10000 M3	31 737	799
Construction of underground crude oil and petrol storage	29 519	17 367
Construction of tanks 41D i 43 A,B,C,D	24 274	1 484
Canwil warehouse	19 984	-
Division of EPS production lines	14 499	-
Reactor R 101 for ammonia production line	14 012	-
Construction of petrol station: cost of documentation and construction	13 973	-
Reconstruction of turbogenerator TG 2	12 612	-
Installation Polypropylene III-Spheripol	10 281	239 296
Modernization of low-pressure compressor GB 201	9 990	-
Modernization of bitumen production line – installation of new reactor BITUROX	9 413	-
Modernization of distilling chamber	9 126	-
Modernization of sewerage installation I and II	8 417	-
Modernization of cracking junction – heat recovery	8 012	
Modernization of utilization of liquid sediment junction	7 525	-
Infrastructure of Polypropylene III and Polyethylene III	7 299	40 984
Loyalty cards consumer system	6 518	-
Modernization of boiler-house	6 489	-
Modernization of condensate treatment station	6 278	-
Revamping and infrastructure of Olefins II production unit	5 499	958 297
Plates production line no 2	3 746	-
Benzene warehouse	3 392	-
Drilling of exploitation hole M-24	3 019	-
Construction od biodiesel production installation	1 413	8 431
Intensification of Aromatics Extraction Installation	1 400	45 597
Intensification of IFP, Pyrotol, Butadiene	531	79 797
Installation Polipropylen HD –HOSTALEN	479	268 893
Construction of logistics platform in BOP	-	42 944
Modernization of P21 installation	-	831
Technological building in Petrolot	-	1 016
Modernization of sewing installation	-	10 185
Construction of installation of candle production	-	7 970
Construction of petrol station in Gdynia	-	4 270
Total specified construction in progress	**789 281**	**1 796 044**
Other	211 357*	160 402*
Total construction in progress	**1 000 638**	**1 956 447**

* other include PLN 147,706 thousand as at 31 December 2005 and PLN 83,756 thousand as at 31 December 2004 relating to insignificant investment projects of the Parent.

(all amounts in PLN thousand)

6. Investment property

The following changes were recognized in investment property in 2005 and 2004:

	2005	2004
Investment property, beginning of period	9 122	6 140
Purchase of land for resale	104	-
Revaluation at fair value	2 331	2 982
Investment property, end of period	**11 557**	**9 122**

Investment property of the Group comprise social-office building, partially designated for rent, valued at PLN 11,453 thousand and PLN 9,122 thousand as at 31 December 2005 and 31 December 2004, respectively and land purchased for resale of PLN 104 thousand. The fair value of investment property was assessed and disclosed on the basis of the expertise prepared by an independent asset surveyor, authorized for valuation of investment property and experienced in valuation of investment property of a similar location and qualified within the same category.
By virtue of characteristics of the investment property, revenue approach was applied to assess the fair value. Due to variability of revenues in foreseeable future, calculation was based on discounted cash flows method, using 5-year period forecasts. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property, Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for objects similarly located, in the same technical condition and standard and designated for similar purposes.

7. Goodwill

	31 December 2005	31 December 2004
Orlen PetroTank	11 298	11 298
ShipService	3 145	6 645
PetroProfit	1 175	1 175
Other	2 012	1 383
Total	**17 630**	**20 501**

The changes of goodwill in 2005 and 2004 were as follows:

	31 December 2005	31 December 2004
Goodwill, beginnig of period	20 501	20 856
Goodwill on entities consolidated for the first time in 2005	629	-
Impairment	(3 500)*	(355)
Goodwill, end of period	**17 630**	**20 501**

* impairment of Ship Service S.A.

(all amounts in PLN thousand)

8. Intangible assets

	31 December 2005	31 December 2004
Acquired licenses, patents and similar intangible assets	459 161	276 669
Acquired computer software	24 482	14 603
Goodwill	97 817	51 667
Other	29 524	3 305
Total intangible assets	**610 984**	**346 244**

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Goodwill	Other	Total
Gross book value					
1 January 2004	28 140	414 041	72 184	10 717	525 082
Increase	10 889	25 362	3 166	667	40 084
Decrease	(4 089)	(162)	(3 962)	(5 842)	(14 055)
31 December 2004	**34 940**	**439 241**	**71 388**	**5 542**	**551 111**
1 January 2005	34 940	439 241	71 388	5 542	551 111
Increase	4 545	23 952	10 284	9 950	48 731
Decrease	(2 818)	(1 300)	(759)	(1 767)	(6 644)
Increase due to acquisition of Unipetrol Group	97 410	309 317	57 946	40 743	505 416
31 December 2005	**134 077**	**771 210**	**138 859**	**54 468**	**1 098 614**
Accumulated depreciation and impairment allowances					
1 January 2004	15 791	123 523	10 399	3 784	153 497
Depreciation	4 668	38 394	2 617	1 531	47 210
Other increases	741	4 185	-	254	5 180
Impairment allowances	-	5	7 761	(43)	7 723
Decrease	(863)	(3 535)	(1 056)	(3 289)	(8 743)
31 December 2004	**20 337**	**162 572**	**19 721**	**2 237**	**204 867**
1 January 2005	20 337	162 572	19 721	2 237	204 867
Depreciation	12 689	46 182	2 620	3 272	64 763
Other increases	1 766	3 798	-	1 516	7 080
Impairment allowances	987	32 596	18 969	584	53 136
Decrease	(4 397)	(2 124)	(373)	(351)	(7 245)
Increase due to acquisition of Unipetrol Group	78 213	69 025	105	17 686	165 029
31 December 2005	**109 595**	**312 049**	**41 042**	**24 944**	**487 630**
Net book value					
1 January 2004	**12 349**	**290 518**	**61 785**	**6 933**	**371 585**
31 December 2004	**14 603**	**276 669**	**51 667**	**3 305**	**346 244**
1 January 2005	**14 603**	**276 669**	**51 667**	**3 305**	**346 244**
31 December 2005	**24 482**	**459 161**	**97 817**	**29 524**	**610 984**

Impairment allowances for intangible assets as at 31 December 2005 and 31 December 2004 amounted to PLN 61,055 thousand and PLN 7,919 thousand.

In 2005 the Group reviewed economic useful lives of intangible assets applied afore. Should the rates from previous years be applied, adjustment to depreciation expense would not be material. The gross book value of all fully depreciated intangible assets still in use as at 31 December 2005 and as at 31 December 2004 amounted to PLN 154,110 thousand, and PLN 75,081 thousand respectively.

The titles to perpetual usufruct of land obtained under an administrative decision were recognised by the Company at fair value as off balance sheet items in the amount of PLN 1,060,593 thousand.

(all amounts in PLN thousand)

As at 31 December 2005 the Group adjusted the carrying amounts of intangible assets disclosed in financial statements in compliance with previously applied accounting principles. The below table presents differences identified and reported by the Group between IFRSs and Polish Accounting Standards (PASs) in force as at 31 December 2004.

	Acquired licences, patents and similar intangible assets	Acquired computer software	Goodwill	Other	Total intangible assets
Balance sheet amounts reported in financial statements for 2004 in compliance with previously applied accounting principles	60 885	14 599	93	1 450	77 027
Revaluation of intangible assets at fair value	2 307	4	428	1 855	4 594
Proportionate consolidation of Basell ORLEN Polyolefins Sp. z o.o. Capital Group	213 477	-	51 146	-	264 623
Balance sheet amounts reported as comparative data in the financial statements as at 31 December 2005 in compliance with IFRSs	276 669	14 603	51 667	3 305	346 244

(all amounts in PLN thousand)

9. Financial assets

a) Significant shares in other parties

	Seat	31 December 2005	31 December 2004	Group's interest in capital/ voting rights as at 31 December 2005	Group's interest in capital/ voting rights as at 31 December 2004	Principal activity
Agrobohemie a.s.	Czech Republic - Prague	251 169	-	50.00%	-	Retail sale
Aliachem a.s.	Czech Republic - Pardubice	234 442	-	38.90%	-	production of chemicals
Telewizja Familijna	Poland - Warszawa	26 004	26 004	11.96% / 9.61%	11.96% / 9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland - Włocławek	25 203	24 192	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	39 502	-	17.95%	-	construction, operation and maintenance of loading station for liquid fuels
AW S.A. Holland II B.V.	The Netherlands - Amsterdam	-	61 400	-	9.22%	Parent company of Autostrada Wielkopolska S.A.
Other		47 089	8 658			
Total		**623 409**	**120 254**			
Impairment allowance for Telewizja Familijna		(26 004)	(26 004)			
Other impairment allowances		(46 421)	(46 321)			
Total impairment allowances		**(72 425)**	**(72 325)**			
Net value of significant shares in other parties		**550 984**	**47 929**			

b) Investments held to maturity

	Seat	31 December 2005	31 December 2004
Telewizja Familijna S.A. bonds *	Poland - Warszawa	26 000	26 000
Impairment allowance		(26 000)	(26 000)
Net value of investments held to maturity		**-**	**-**
Total net value of financial assets		**550 984**	**47 929**

* on 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 31 December 2005 and 31 December 2004 was fully covered by a relevant allowance.

(all amounts in PLN thousand)

10. Investments accounted for using equity method

As at 31 December 2005 and 31 December 2004 the Group's investments accounted for using equity method were as follows:

	Book value as At		Group's interest in capital / voting rights	Group's interest in capital / voting rights	Principal activity
	31 December 2005	31 December 2004	as at 31 December 2005	as at 31 December 2004	
Polkomtel S.A.	929 035	803 071	19.61%	19.61%	rendering mobile telecommunication services
Naftoport Sp. z o.o.	-	52 017	-	48,71%	construction, operation and maintenance of loading station for liquid fuel
Niezależny Operator Międzystrefowy Sp. z o.o.*	18 033	-	35.00%	35.00%	rendering ground telecommunication services
Płocki Park Przemysłowo-Technologiczny S.A.	12 730	500	50.00%	50.00%	business activity advisory
Other	65 279	85 263			
Total	**1 025 077**	**940 851**			

* Detailed information in Note 33 I

In accordance with IAS 28 "Investments in associates", condensed financial data comprising total assets and liabilities as at 31 December 2005 and 31 December 2004, revenues, financial expenses and profit for 2005 and 2004 in Polkomtel S.A. are described below:

Polkomtel S.A.	**31 December 2005**	**31 December 2004**
Current assets	1 208 938	1 032 547
Non-current assets	6 388 196	6 197 981
Current liabilities	830 621	1 117 460
Non-current liabilities	862 068	924 730
Total sales revenues	6 495 963	5 743 871
Financial expenses	(124 367)	(214 857)
Profit before tax	1 310 746	1 186 306
Income tax expense	(243 641)	(262 704)
Net profit	1 067 105	923 603

(all amounts in PLN thousand)

11. Inventories

	31 December 2005	31 December 2004
Raw materials*	3 200 388	1 579 212
Work in progress*	714 968	322 764
Finished goods*	1 840 782	1 100 244
Merchandise	357 099	198 762
Total inventory, net	**6 113 237**	**3 200 982**

* Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions less export and intra-Community supplies (In addition the relevant economy Minister is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average in a given year). The value of mandatory reserves held by the Company as at 31 December 2005 and 31 December 2004 amounted to PLN 1,953,479 thousand and PLN 1,304,472 thousand respectively.

The value of inventories valued at net realizable value amounted to PLN 846,202 thousand as at 31 December 2005 and PLN 102,964 thousand as at 31 December 2004.

The inventory allowances to net realizable value amounted to PLN 66,006 thousand in 2005 and PLN 11,657 thousand in 2004.

As at 31 December 2005 and 31 December 2004 inventories of PLN 66,059 and PLN 14,380 thousand, respectively, were used as a pledge for the Group's liabilities.

12. Trade and other receivables

	31 December 2005	31 December 2004
Trade receivables *	3 720 376	2 159 175
Taxation, duty and social security receivables	374 303	226 064
Receivables from sale of property, plant and equipment	55 120	3 477
Prepayments for property, plant and equipment	25 320	35 861
Other receivables *	602 519	156 206
Total trade and other receivables, net	**4 777 638**	**2 580 783**
Receivables allowances	581 077	474 177
Total trade and other receivables, gross	**5 358 715**	**3 054 960**

* in 2005 the increase resulted from the acquisition of the Unipetrol Group

Trade and other receivables include PLN 1,905,490 thousand of amounts denominated in foreign currencies as at 31 December 2005 and PLN 392,428 thousand as at 31 December 2004. Trade receivables result primarily from the sales of finished goods and sales of merchandise.
Concentration of credit risk relating to trade receivables is limited due to a large number of customers with specified trade credit limits and their dispersion across many different industries principally in Poland, Germany and Czech Republic.
The assumed repayment period of receivables involved with the usual course of sales operations is 14 to 30 days.
Maximum trade credit limit risk amounted to PLN 4,403,335 thousand as at 31 December 2005. The Management Board believes that the risk of doubtful receivables is reflected by the relevant allowance.
As at 31 December 2005 and 31 December 2004 transfers of rights to receivables as a security for the Group's liabilities amounted to PLN 196,791 and PLN 167,541 thousand, respectively, including due to collateral for the investment loan granted to IKS Solino in the form of endorsement of receivables due from PKN ORLEN for the lease of the underground warehouse of crude oil and liquid fuels in the amount of PLN 117,133 thousand as at 32 December 2005 and PLN 127,700 thousand as at 31 December 2004.

(all amounts in PLN thousand)

The receivables allowances:

	31 December 2005	31 December 2004
Receivables allowances, beginning of period	474 177	317 058
Allowance made during the period	409 749	264 481
incl. acquisition of Unipetrol a.s.	238 084	-
Allowance reversed during the period	(257 751)	(95 955)
Allowance used during the period	(45 098)	(11 407)
Receivables allowances, end of period	**581 077**	**474 177**

13. Short-term investments

Short-term investments as at 31 December 2005 and 31 December 2004 included government bonds and bills, debt securities and other short-term investments of PLN 104,938 thousand and PLN 1,123,616 thousand, respectively, including:

	31 December 2005	31 December 2004
Financial instruments at fair value through profit and loss	89 465	85 344
Held to maturity	12 969	1 038 272
Available for sale	2 504	-
Total	**104 938**	**1 123 616**

14. Prepayments

	31 December 2005	31 December 2004
Subscriptions	16 323	15 493
Insurances	67 883	22 643
Other*	61 647	70 580
Total	**145 853**	**108 716**

* other prepayments include tax on means of transportation, toll fees and other.

15. Cash and cash equivalents

	31 December 2005	31 December 2004
Cash on hand and in bank	1 031 657	670 422
Other cash (incl. cash in transit)	95 134	59 028
Other monetary assets	12	48
Total	**1 126 803**	**729 498**
Incl. cash and cash equivalents not available for use	100 535	269 932

Total cash and cash equivalents denominated in foreign currencies amounted to PLN 735,429 thousand as at 31 December 2005 and to PLN 482,142 thousand as at 31 December 2004.

Taking into account cooperation of the Group mainly with well-established Polish and international banks, the risk relating to depositing cash and cash equivalents is considerably limited.

Since 2001 the cashpooling system has been introduced in the Capital Group. The system comprised of nineteen companies of capital group as at 31 December 2005. The accumulation of cash denominated in Polish zloty in cashpooling system is assisted by three banks, whereas accumulation of cash denominated in foreign currencies is assisted by one bank. Due to the application of the system the Group records considerable financial benefits.

Cash and cash equivalents not available for use as at 31 December 2005 and 31 December 2004 amounted to PLN 100,331 thousand and PLN 269,932 thousand, respectively (they relate mainly to amounts blocked on bank

(all amounts in PLN thousand)

accounts in relation to credits granted and in 2004 also to cash blocked on a restricted deposit account in Prague in relation to the planned acquisition of UNIPETROL).

16. Assets held for sale

The following assets has been classified as held for sale in PKN ORLEN Group as at 31 December 2005:

	31 grudnia 2005
Shares in AW S.A. Holland II B.V.*	72 469
Shares in CELIO**	10 410
Assets held for sale in Anwil S.A., including: ***	4 006
land	3 270
shares	507
buildings and constructions	226
Machinery and equipment	3
Petrol station (land, immovables)****	1 776
Rother	183
Total assets held for sale	**88 844**

* As at 31 December 2005 PKN ORLEN held 165,924 shares standing for 9.218% stake in AW S.A. Holland II BV ("AWSA"). Shares in AWSA have been classified as held for sale. The value of shares was increased by the effect of valuation of the put option and presented separately in assets, due to it being a subject to sale of shares agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding S.A. The conclusion of the Pledged Sale Agreement resulted from exercising by PKN ORLEN of an option to sell the shares that was determined in the Supplementary Agreement signed on 14 November 2002 between PKN ORLEN S.A. and Kulczyk Holding S.A. The Supplementary Agreement provided that the put option is exercisable on each demand until 31 December 2006. The relavant demant was submitted to Kulczyk Holding S.A. on 28 December 2005. Upon fulfilment of agreed provisions of the Pledged Sale Agreement, that are expected to be fulfilled at latest upon elapse of 3-month period from the date the agreement was signed, PKN ORLEN shall transfer its rights to shares in AWSA to Kulczyk Holding S.A. On 27 February 2006 PKN ORLEN received PLN 73,007 thousand in cash to the bank account. The above described shares had been purchased by PKN ORLEN from Orbis S.A. in November 2002 for the amount of PLN 61,400 thousand. AWSA, through its subsidiary, controls Autostrada Wielkopolska S.A., a concessionaire for the construction of A2 motorway in Poland. Shares of AWSA are not quoted on an active market.

** The share of UNIPETROL Group in CELIO company, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and neither by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in 3 quarter of 2006.

*** In accordance with the Resolution of the Supervisory Board of Anwil S.A. of 12 December 2005, the assets of Agro Azoty II "Włocławek" company were designated for sale. The sale transaction is expected to be completed in the first half of 2006. Due to the above, the assets hale been reclassified and presented as held for sale. As at 31 December 2005 the assets for sale comprise of real estate, movables and shares in the net amount of PLN 4,006 thousand.

**** On 25 November 2005 the Management Board of Rafineria Trzebinia S.A. decided to dispose a petrol station located in Sławków (land and facilities), owned by Rafineria Trzebinia S.A. The announcement in nationwide press has been issued. Due to the afore, Rafineria Trzebinia S.A. presents the above immovables as assets held for sale in its financial statements for 2005. The sale transaction is expected to occur in 2006. As at 31 December 2005 no indications for impairment allowance occurred.

Assets held for sale are stated at cost less impairment losses since it is not quoted in an active market and their fair value cannot be reliably estimated by alternative methods.

(all amounts in PLN thousand)

17. Interest-bearing loans and borrowings

	Note	31 December 2005	31 December 2004
Bank loans	(a)	3 956 721	2 300 971
Borrownings	(b)	13 065	30 192
Debt securities	(c)	547 011	-
Total		**4 516 797**	**2 331 163**
including:			
Short-term		1 110 819	247 627
Long-term		3 405 978	2 083 536

Maturities of principal instalments as at 31 December 2005 and 31 December 2004 were as follows:

	31 December 2005	31 December 2004
Up to 1 year	1 110 819	247 627
Between 1 and 5 years	2 664 921	1 973 729
Above 5 years	741 057	109 807
	4 516 797	**2 331 163**

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued increased in 2005 by PLN 2,185,634 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign currency loans translated to PLN:
  - CZK 750,000 thousand (PLN 103,500 thousand) in BH w Warszawie S.A.
  - CZK 750,000 thousand (PLN 103,500 thousand) in PKO BP S.A.
  - EUR 44,154 thousand (PLN 170,387 thousand) in consortium of banks (Societe Generale acting as Agent)
- drawing of loans in PLN:
  - PLN 79,306 thousand in Bank Pekao S.A.
  - PLN 28,193 thousand in BH w Warszawie S.A.
  - PLN 45,275 thousand in PKO BP S.A.
  - PLN 42,952 thousand in Bank Ochrony Środowiska S.A.
  - PLN 21,988 thousand in BPH PBK S.A.
  - PLN 7,652 thousand in BRE Bank S.A.
  - PLN 10 thousand in Kredyt Bank S.A.
- increase in indebtedness as at 31 May 2005 due to acquisition of Unipetrol Group by CZK 11,714,060 thousand (PLN 1,552,113 thousand)
- lawns drawn by Unipetrol Group of CZK 148,352 thousand (PLN 19,716 thousand)
- - increase in indebtedness due to acquisition of Unipetrol Group (issue of debenture bonds by Unipetrol Group until 31 May 2005) of CZK 4,115,959 thousand (PLN 547,011 thousand)
- PLN 23,796 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- lawns drawn by ORLEN Deutschland A.G. of EUR 60,650 thousand (PLN 234,105 thousand)
- repayment of foreign currency loans translated to PLN:
  - CZK 750,000 thousand (PLN 102,716 thousand) in BH S.A.,
  - CZK 750,000 thousand (PLN 99,625 thousand) in PKO BP S.A.
  - USD 18,411 thousand (PLN 61,532 thousand) of a consortium double currency loan (ING acting as Agent)
- repayment of loans in PLN
  - PLN 37,084 thousand in PKO BP S.A
  - PLN 31,074 thousand in BH w Warszawie S.A.
  - PLN 25,480 thousand in ING Bank Śląski S.A.
  - PLN 16,606 thousand in Bank Pekao S.A.
  - PLN 10,680 thousand in Narodowy Fundusz Ochrony Środowiska
  - PLN 7,708 thousand in BPH PBK S.A.
  - PLN 8,360 thousand in BNP PARIBAS POLSKA
  - PLN 5,639 thousand in Bank Współpracy Europejskiej S.A.
  - PLN 4,178 thousand in Kredyt Bank S.A.

(all amounts in PLN thousand)

PLN 3,286 thousand in BGŻ S.A.
PLN 1,700 thousand in BOŚ S.A.
PLN 1,356 thousand in LG PETRO BANK S.A.
PLN 943 thousand in Bank Millenium S.A.
PLN 31,366 thousand resulting from foreign exchange differences in BOP Sp. z o.o.
PLN 12,142 thousand resulting from foreign exchange differences in ORLEN Deutschland AG
- repayment of loans in ORLEN Deutschland A.G. of EUR 5,259 thousand (PLN 20,301 thousand according to historical exchange rates)
- repayment of loans in Unipetrol Group of CZK 2,348,337 thousand (PLN 312,094 thousand according to historical exchange rates)

a) Bank loans by currency (translated to PLN)

		31 December 2005	31 December 2004
PLN	(1)	510 743	426 662
USD	(2)	730 065	719 535
CHF	(3)	6 738	12 978
EUR	(4)	1 451 030	1 141 796
CZK	(5)	1 258 145	-
		3 956 721	**2 300 971**

(all amounts in PLN thousand)

As at 31 December 2005 and 31 December 2004 the level of flat interest rates and loan margins relating to bank loans with floating rates based interest were as follows:

	PLN (1)	
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	510 743	
T/N WIBOR		0.06% - 1.00%
1M WIBOR		0.07% - 3.00%
3M WIBOR		0.55% - 3.00%
Total PLN	**510 743**	
	USD (2)	
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	730 065	
1M LIBOR		0.40% - 1.35%
3M LIBOR		0.40% - 2.70%
6M LIBOR		to 0.15%
Total USD	**730 065**	
	CHF (3)	
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	6 738	
3M LIBOR		to 1.00%
Total CHF	**6 738**	
	EUR (4)	
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	88 962	2.60% - 7.30%
Floating rate	1 362 068	
1M LIBOR		to 1.00%
1M EURIBOR		0.40% - 1.00%
3M EURIBOR		0.40% - 1.50%
6M EURIBOR		0.30% - 1.35%
Total EUR	**1 451 030**	
	CZK (5)	
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	7 978	2.00% - 3.27%
Floating rate	1 250 167	
1D PRIBOR		to 0.30%
1W PRIBOR		to 0.30%
2W PRIBOR		0.25% - 0.70%
1M PRIBOR		0.45% - 0.90%
3M PRIBOR		0.60% - 0.80%
6M PRIBOR		0.48% - 0.90%
Total CZK	**1 258 145**	
Total	**3 956 721**	

(all amounts in PLN thousand)

	PLN (1)		
31 December 2004	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	426 662		
T/N WIBOR		0.15% -	1.00%
1T WIBOR		0.60% -	2.50%
1M WIBOR		0.02% -	3.20%
3M WIBOR		0.40% -	1.00%
6M WIBOR		to	0.95%
Total PLN	**426 662**		
	USD (2)		
31 December 2004	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	719 535		
1M LIBOR		to	0.45%
3M LIBOR		to	0.40%
Total USD	**719 535**		
	CHF (3)		
31 December 2004	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	12 978		
3M LIBOR		to	1.00%
Total CHF	**12 978**		
	EUR (4)		
31 December 2004	**Indebtedness balance**	**Margin/rate within the range**	
Flat rate	112 812	4.17% -	7.90%
Floating rate	1 028 984		
3M LIBOR		0.45% -	1.00%
1M EURIBOR		0.16% -	0.50%
3M EURIBOR		to	0.45%
6M EURIBOR		to	0.30%
Total EUR	**1 141 796**		
Total	**2 300 971**		

As at 31 December 2005 and 31 December 2004 interest rates for specific bases were as follows:

	31 December 2005	31 December 2004
T/N Wibor	4.60%	6.67%
1W Wibor	4.60%	6.66%
1M Wibor	4.60%	6.66%
3M Wibor	4.60%	6.64%
6M Wibor	4.60%	6.61%
1 M Euribor	2.4070%	2.1280%
3 M Euribor	2.4870%	2.1550%
6 M Euribor	2.6370%	2.2150%
1M Libor (USD)	4.3900%	2.4000%
3M Libor (USD)	4.5362%	2.5644%
6M Libor (USD)	4.7000%	2.7806%
1M Libor (EUR)	2.4021%	2.1281%
3M Libor (EUR)	2.4896%	2.1544%
3M Libor (CHF)	1.0100%	0.7167%
Rediscount Interest rates of National Bank of Poland	4.75%	7.00%

(all amounts in PLN thousand)

As at 31 December 2005 and 31 December 2004 bank loans and borrowings of PLN 691,780 thousand and PLN 357,566 thousand, respectively, were pledged on the Group's assets.

b) Interest bearing loans

	31 December 2005	31 December 2004
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	-	34
Narodowy Fundusz Ochrony Środowiska	13 065	30 158
Total	13 065	30 192

Loans' floating interest rates amounted to 1.90%-3.20% and 2.80%-9.00% as at 31 December 2005 and 31 December 2004, respectively.

c) Debt securities

Debt securities by type	Face value	Fair value measurement in relation to bonds quoted at the Stock Exchange in Prague	Discount in relation to zero coupons bonds	Book value	Interests terms	End of holding period	Type of surety
Flat rate bonds	265 800	391 284	-	391 285	12,53	2013-12-28	Unsecured
Zero coupons bonds	172 770	-	(17 044)	155 726	-	2007-04-01	Unsecured

* Interest calculated on flat rate bonds are recognised in the amount of PLN 17,058 thousand as current liabilities.

As at 31 December 2005 the liabilities related to debt securities issued by the Group amounted to PLN 547,011 thousand.

The Group monitors opportunities to obtain loans and borrowings based on more favorable terms due to changes in market conditions.
The Group utilizes loans both in PLN and foreign currencies, subject mainly to floating interest rates.
As at 31 December 2005 and 31 December 2004, in accordance with agreements concluded with banks, the Company had unutilized amount of bank loans and borrowings at floating rate of PLN 3,896,154 thousand and PLN 1,128,369 thousand respectively.

18. Provisions

Long-term provisions

	31 December 2005	31 December 2004
Land reclamation provision	487 164	373 209
Retirement benefits and jubilee bonuses	197 219	178 381
Business risk provision	133 920	38 933
Shield programmes provision	68 718	25 464
Other provisions	69 970	26 305
Total	**956 991**	**642 292**

(all amounts in PLN thousand)

Short-term provisions

	31 December 2005	31 December 2004
Land reclamation provision	71 143	128 493
Retirement benefits and jubilee bonuses	19 186	19 065
Business risk provision	392 186	49 049
Shield programmes provision	130 500	44 536
Other provisions	70 258	42 299
Total	**683 273**	**283 442**

The Group has legal or constructive obligation to reclaim contaminated land in area of production plants, petrol stations and warehouse bases. In the period 2000-2004 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by independent experts. The amount of the environmental provision was reassessed by the Management Board on the basis of analyses of independent experts. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.

The changes in provisions in particular periods were as follows:

Changes in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	373 209	178 381	38 933	25 464	26 305	642 292
Provision made during the period	123 268*	31 348	128 281***	43 254	57 134	383 285
incl. inrease due to acquisiton of Unipetrol a.s.	60 106	-	-	-	42 115	102 221
Provision used during the period	(1 689)	(4 451)	-	-	(1 690)	(7 830)
Provision reversed during the period	(7 624)**	(8 059)	(33 294)	-	(11 779)	(60 756)
31 December 2005	**487 164**	**197 219**	**133 920**	**68 718**	**69 970**	**956 991**

*incl. the amount of PLN 51,561 of land reclamation provision reclassified from short to long term portion
**incl. the amount PLN 5,036 of land reaclamation provision reclassified from long to short term portion
***incl. business risk provision of ORLEN Deutschland

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	367 208	139 323	3 800	-	23 364	533 695
Provision made during the period	92 495	57 525	35 214	25 464	14 601	225 299
Provision used during the period	(1 011)	(10 278)	-	-	(553)	(11 842)
Provision reversed during the period	(85 483)	(8 189)	(81)	-	(11 107)	(104 860)
31 December 2004	**373 209**	**178 381**	**38 933**	**25 464**	**26 305**	**642 292**

Change in short-term provisions

(all amounts in PLN thousand)

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	128 493	19 065	49 049	44 536	42 299	283 442
Provision made during the period	14 149**	16 853	430 952***	122 746	63 805	648 505
incl. inrease due to acquisiton of Unipetrol a.s.	1 449	226	-	-	32 981	34 656
Provision used during the period	(17 710)	(16 037)	(734)	(36 782)	(10 956)	(82 219)
Provision reversed during the period	(53 789)*	(695)	(87 081)	-	(24 890)	(166 455)
31 December 2005	**71 143**	**19 186**	**392 186**	**130 500**	**70 258**	**683 273**

*incl. the amount of PLN 51,561 of land reclamation provision reclassified from short to long term portion

**incl. the amount PLN 5,036 of land reaclamation provision reclassified from long to short term portion

***incl. provision for the negative financial impact of execution of the agreements concerning the disposal of portion of of assets and liabilities of Unipetrol Group

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	58 032	21 520	18 011	-	18 029	115 592
Provision made during the period	132 022	15 033	39 271	44 536	33 779	264 641
Provision used during the period	(22 300)	(14 673)	(8 183)	-	(2 874)	(48 030)
Provision reversed during the period	(39 261)	(2 815)	(50)	-	(6 635)	(48 761)
31 December 2004	**128 493**	**19 065**	**49 049**	**44 536**	**42 299**	**283 442**

19. Trade and other liabilities and accrued expenses

Trade and other liabilities comprised of the following:

	31 December 2005	31 December 2004
Trade liabilities	3 912 336	1 765 198
Liabilities due to acquisition of property, plant and equipment	347 973	276 787
Social Funds	1 388	6 271
Holiday pay accrual	29 669	24 898
Payroll liabilities	53 762	14 328
Loyalty programme VITAY	61 858	54 158
Dividends liabilities	3 503	-
Excise tax and fuel charge liabilities	1 022 520	766 948
Other taxation, duty and social security liabilities	581 572	334 236
Other liabilities and accrued expenses	669 469	184 472
Total	**6 684 050**	**3 427 296**

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 3,712,599 thousand as at 31 December 2005 and PLN 1,339,592 thousand as at 31 December 2004. The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for fuel or VITAY gifts.
The Company creates provision for the number of points granted to customers but not yet exchanged for gifts. The cost is recognized in the profit and loss in the period points had been granted. The provision is estimated on the basis of total unrealized amount of points and current cost per one VITAY point and equals 75% of the value of unrealized points (75% being a ratio for points' realizability).

(all amounts in PLN thousand)

20. Deferred income

	31 December 2005	31 December 2004
Subventions	8 910	2 121
Other	10 355	16 985
Total	**19 265**	**19 106**

21. Shareholders' equity

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2005 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 31 December 2005 and 31 December 2004 consisted of the following series of shares:

Share series	Number of shares issued as at 31 December 2005	Number of shares issued as at 31 December 2004	Number of shares authorized as at 31 December 2005	Number of shares authorized as at 31 December 2004
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series involve the exact same rights.

The balance of the hedging reserve results from valuation of derivatives meeting the criteria for hedge accounting (for cash flow hedges).

The shareholder structure as at 31 December 2005 was as follows:

	Number of shares	Number of voting rights	Nominal value of shares	% share in share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (as a depositary)	48 467 578	48 467 578	60 584 473	11.33%
Other*	261 531 287	261 531 287	326 914 109	61.15%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100.00%**

* In accordance with the regulatory announcement no. 33/2005 issued on 25 May 2005, FMR Corp. with its direct and indirect subsidiaries, seated in Boston and Fidelity International Limited with its direct and indirect subsidiaries, seated in Bermuda, held 21,436,944 PKN ORLEN shares as at 24 May 2005, which is 5.01% of the share capital and gives title to 21,436,944 votes at the General Shareholders' Meeting and 5.01% of the total votes at the General Meeting of PKN ORLEN.

In accordance with the regulatory announcement no. 7/2006 issued on 24 January 2006, FMR Corp. with its direct and indirect subsidiaries, seated in Boston and Fidelity International Limited with its direct and indirect subsidiaries, seated in Bermuda, held 21,023,196 PKN ORLEN shares, which is 4.92% of the share capital and gives title to 21,023,196 votes at the General Shareholders' Meeting and 4.92% of the total votes at the General Meeting of PKN ORLEN.

(all amounts in PLN thousand)

The balance of foreign exchange differences on subsidiaries from consolidation is adjusted by differences resulting from translation of the financial statements of ORLEN Deutschland from EUR into PLN and Unipetrol from CZK into PLN.

Retained earnings comprise of the following titles:

	31 December 2005	31 December 2004
Reserve capital	7 120 267	5 441 610
Revaluation reserve from revaluation of property, plant and equipment in 1995	634 503	630 266
Revaluation reserve from disposal of property, plant and equipment revalued in 1995	372 226	372 266
Privatization Fund created with the privatization of Petrochemia Plock S.A.	53 476	53 476
Undistributed profit from changes in accounting policies	1 741 958	1 848 711
Net profit attributable to equity holders of the Parent	4 585 132	2 482 227
Total retained earnings	**14 507 562**	**10 828 516**

The share capital and share premium as at 31 December 1996, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 691,802 thousand (PLN 522,999 thousand revaluation of share capital and PLN 168,803 thousand revaluation of share premium). The afore were presented as share capital revaluation adjustment and share premium revaluation adjustment in the balance sheet.
In 2005 the Company paid dividends to shareholders. The Company's General Shareholders' Meeting held on 29 June 2005 adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, was paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, was paid on 1 December 2005.

22. Minority interests

(all amounts in PLN thousand)

Minority interests represent part of the net assets of subsidiaries that is not owned, directly or indirectly, by the Group.

Minority interests by company:

	31 December 2005	31 December 2004
Anwil S.A. Group	214 641	161 064
Rafineria Trzebinia S.A. Group	96 301	93 482
Rafineria Nafty Jedlicze S.A.Group	44 184	43 283
Inowrocławskie Kopalnie Soli "Solino" S.A.	24 008	20 805
Petrolot Sp. z o.o.	30 834	24 789
Orelan PetroZachód Sp. z o.o.	11 506	11 152
Unipetrol a.s.	2 172 047	-
Other	22 957	85 131
Total	**2 616 478**	**439 706**

23. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	2005	2004
Balance sheet change in other non-current assets and trade and other receivables	(2 201 159)	(67 169)
Change in Group structure	1 881 651	(15 229)
Other	(38 427)	(52 822)
Change in receivables in the cash flow statement	**(357 935)**	**(135 220)**

	2005	2004
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	3 374 108	80 170
Change in Group structure	(2 064 205)	15 274
Other	25 928	78 148
Change in liabilities and accrued expenses in the cash flow statement	**1 335 831**	**173 592**

	2005	2004
Balance sheet change in inventories	(2 912 255)	(223 408)
Change in Group structure	1 133 660	(2 812)
Other	(26 730)	(18 228)
Change in inventories in the cash flow statement	**(1 805 325)**	**(244 448)**

(all amounts in PLN thousand)

	2005	2004
Balance sheet change in provisions	714 530	337 117
Change in Group structure	(147 218)	(2 303)
Change in deferred tax liabilities relating to fair value adjustment of non-current assets	6 136	(24 233)
Recognition of deferred tax change recorded in equity in the prior period	5 037	-
Other	8 511	(1 406)
Change in provisions in the cash flow statement	**586 996**	**309 175**

Sale of shares in subsidiaries and associates

In 2005 the Group sold shares in 8 subsidiaries and associates. The cumulative impact of the transactions amounted to:

Proceeds from sales of shares	79 356
Sales price	77 376
Net assets of entities sold	34 398
Result	42 978
Net Cash and Cash equivalents proceeds	36 378

(all amounts in PLN thousand)

24. Segment data

Revenues, costs and financial result by business segments

	Refining Segment for the year		Chemical Segment for the year		Other operations for the year		Adjustments for the year		Total for the year	
	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004
Revenues										
Sales to external customers	33 520 927	25 837 224	6 750 072	4 082 509	813 528	699 374			41 084 527	30 619 107
Transactions with other segments	8 243 623	4 320 677	2 222 991	1 480 130	876 569	783 348	(11 343 183)	(6 584 155)	-	-
Settlement of hedging transactions			103 740	61 351					103 740	61 351
Total revenues	41 764 550	30 157 901	9 076 803	5 623 990	1 690 097	1 482 722	(11 343 183)	(6 584 155)	41 188 267	30 680 458
Total operating cost	(38 518 411)	(27 580 580)	(8 219 341)	(4 699 482)	(1 710 174)	(1 461 567)	11 343 103	6 584 490	(37 104 823)	(27 157 139)
Other operating revenue	282 144	208 431	97 084	32 480	42 006	55 786			421 234	296 697
Other operating expenses	(504 389)	(543 249)	(96 350)	(76 326)	(119 066)	(109 314)			(719 805)	(728 889)
The excess of the fair value of acquired net assets over the acquisition price	753141*	-	1 070 867		249 713		(281 304)		1 792 417	-
Result										
Segment result	3 777 035	2 242 503	1 929 063	880 662	152 576	(32 373)	(281 384)	335	5 577 290	3 091 127
Unallocated revenues of the Group									14 120	34 447
Unallocated excess of the fair value of acquired net assets over the acquisition price									102 520	-
Unallocated costs of the Group									(775 706)	(458 211)
Profit (loss) on the sale of all or part of shares of related parties									29 396	19 166
Profit from operations									4 947 620	2 686 529
Financial revenue									669 028	625 390
Financial expenses									(480 195)	(366 568)
Share in profit from investments accounted for under equity method	985	(309)	(7 477)	981	209 260	192 422			202 768	193 094
Gross profit									5 339 221	3 138 445
Income tax expense									(701 445)	(600 849)
Net profit									4 637 776	2 537 596

* incl. PLN 1,249 thousand relating to ORLEN Oil Sp. z o.o.

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment for the year ended		Chemical Segment for the year ended		Other operations for the year ended		Adjustments for the year ended		Total for the year ended	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Other information										
Segment assets employed	16 892 532*	10 912 128	11 802 750**	4 869 206	3 699 057***	2 087 783	(1 709 609)	(160 903)	30 684 730	17 708 214
Investments in associates	13 960	11 649	7 312	774	1 003 805	928 428			1 025 077	940 851
Unallocated assets									1 694 504 ****	2 220 410
Total consolidated assets									33 404 311	20 869 475
Segment liabilities	5 456 289	2 949 533	1 196 749	387 574	1 075 895	466 763	(1 556 349)	(154 417)	6 172 584	3 649 453
Unallocated liabilities									7 918 738	3 588 708
Total consolidated liabilities									14 091 322	7 238 161

* including assets classified as held for sale of PLN 1,776 thousand (petrol stations).

** including assets classified as held for sale of PLN 4,006 thousand (real estate, movables and shares).

*** including assets classified as held for sale of PLN 183 thousand (other).

**** including assets classified as held for sale: shares in AW S.A. Holland II B.V. of PLN 72,469 thousand and shares in Celio a.s. of PLN 10,410 thousand.

At the Group's assets as at 31 December 2005 and 31 December 2004 are located in Poland, Germany, Czech Republic, Switzerland, Austria and Spain, where also all capital expenditures were incurred in the years ended 31 December 2005 and 31 December 2004.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Chemical Segment		Other operations		Total	
	for the year		for the year		for the year		for the year	
	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004
Cost incurred to acquire segment property, plant and equipment and intangible assets	995 443	711 190	903 900	722 074	158 726	70 150	2 058 069	1 503 414
Unallocated cost incurred to acquire property, plant and equipment and intangible assets							42 444	34 455
Total cost incurred to acquire property, plant and equipment and intangible assets							2 100 513	1 537 869
Segment depreciation	846 528	888 824	683 135	212 559	216 636	214 322	1 746 299	1 315 705
Depreciation of unallocated assets							33 645	34 687
Total depreciation							1 779 944	1 350 392
Non-cash expenses other than depreciation	335 881	294 218	82 274	27 905	145 134	84 524	563 289	406 647

(all amounts in PLN thousand)

	Refining Segment		Chemical Segment		Other operations		Total	
	for the year		for the year		for the year		for the year	
	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004	ended 31 December 2005	ended 31 December 2004
Impairment allowances	134 910	240 353	51 442	23 820	24 247	56 832	210 599	321 005
Unalocated allowances							9 970	1 232
Total impairment allowances							220 589	322 237
Reversal of impairment allowances	105 870	91 122	62 946	12 788	15 155	9 030	183 971	112 940
Unallocated reversal of unnalocated allowances							15 088	5 766
Reversal of impairment allowances							199 059	118 706

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the periods ended 31 December 2005 and 31 December 2004.

	Revenues from sale by geographical area	
	for the year	
	ended 31 December 2005	ended 31 December 2004
Poland	20 933 413	19 908 402
Germany	9 904 661	9 257 500
Czech Republic	6 935 015	747 470
Other countries	3 415 178	767 086
Total revenues from sale by geographical area	**41 188 267**	**30 680 458**

(all amounts in PLN thousand)

25. Financial instruments

a) Transactions within derivatives of Parent Company

According to „Market risk management policy in PKN ORLEN S.A.", the reduction of the volatility of cash flows and potential losses resulting from events which could have a negative impact on the Company's result is the Company's major goal in terms of market risk management. Market risk management includes identification, measurement and definition of risk mitigation, taking into consideration fluctuation of exchange rates, interest rates and prices of goods.

As at the end of 2005 the Company's portfolio comprised hedging instruments (concluded in 2003), hedging sales revenues of petrochemical products. As a consequence, the Company significantly reduced fluctuations of revenues from sale of the above mentioned products in 2005. The Company applies currency-interest EUR/PLN swap transactions. The principles of cash flows hedge accounting are applied to the instruments. The portion determined to be an effective hedge, recognized directly in equity,, decreased by PLN 32,045 thousand in comparison to 2004 and amounted to PLN 96,840 thousand. The portion determined to be an ineffective hedge was recognized in the profit and loss of 2005 in the amount of PLN 7,894 thousand. The cash flows resulting from the settlement of the instruments in 2005 amounted to PLN 103,740 thousand.

In June 2004 the Company signed a conditional agreement for purchase of shares in Unipetrol a.s. with the Czech government bodies. In conjunction with the transaction the Company decided to hedge CZK/PLN exchange rate on the futures market. Currency forward contracts were used to minimize foreign exchange rate risk resulting from the future liability corresponding with realization of the above agreement. The instruments were settled in May 2005 with a loss of PLN 153 thousand. Principles of hedge accounting were not applied to this group of transactions,

In September and October 2005 the Company applied currency forward contracts to hedge the repayment of a bank loan drawn in CZK for the purposes of Unipetrol a.s. holding's entities. In October 2005 the Company hedged the currency exposure in CZK on the futures market. The exposure related to the adjustment to acquisition price of Unipetrol a.s. Currency forward contracts were used to minimize foreign exchange risk corresponding with repayment of these liabilities. Principles of hedge accounting were not applied to the forwards due to its short-term characteristics. The instruments were settled in October and November 2005 with a profit of PLN 4,143 thousand.

The Company values derivatives at fair value using financial instruments valuation models that utilize widely available data from active markets. The transactions can only be concluded with reliable partners that were authorized to participate in transactions as a result of procedures obliging in the Company and within limits granted. In accordance with the "Market risk management policy in PKN ORLEN S.A." conclusion of transactions for speculation is unallowable. All the concluded transactions are reflected in the physical transactions and hedge risk resulting directly from relevant actual transactions or belong to the group of probable transactions.

Recognition of hedging transactions:

	Financial assets – hedging transactions – derivatives	Financial liabilities – hedging transactions – derivatives
Fair value as at 31 December 2004	**146 784**	-
INCREASE	-	-
- purchase, creation, drawing	-	-
- valuation	-	-
- revaluation	-	-
- reclassification	-	-
DECREASE	50 662	-
- sale, release, repayment	-	-
- valuation	-	-
- revaluation	50 662	-
- reclassification	-	-
Fair value as at 31 December 2005	**96 122**	-

As at the end of 2005 fair value of hedging instruments decreased in comparison to the end of 2004. The change resulted from settlement of profit on transactions realized in the current period (decrease in value) and revaluation to fair value of transactions to be realized in forthcoming periods (increase in value).

(all amounts in PLN thousand)

Derivative transactions – continued

Characteristics of term transactions

Company	Type of term transaction	Transaction concluded on:	Period of transaction	Amount of PLN required to settle term contract for the sales of EUR	Interest rate for nominal amount**	Exchange rate**
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	08.10.2003	20.10.2003-29.09.2006	224 136.0	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	10.10.2003	20.10.2003-29.09.2006	224 284.5	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	15.10.2003	20.10.2003-29.09.2006	225 720.0	2.4%	4.6
PKN ORLEN	Currency swap (EUR/PLN) depreciated using the straight-line method*	17.12.2003	18.12.2003-30.11.2006	814 968.0	0.0%	5.5

Payment date of interest from the amount bought forward	Payment date of interest from the amount sold forward	Amount of interest received by the PKN ORLEN in the year ended 31 December 2005	Amount of interest paid by the PKN ORLEN in the year ended 31 December 2005	Fair value as at 31 December 2005	Fair value as at 31 December 2004
Last working day of a month	-	103 740	-	96 122	146 784

* Derivatives as at the end of the period are valued at fair value, whereas every month interest is accrued on unamortized portion of base value of the financial instrument.
** Interest rates and exchange rates rounded to one decimal.

(all amounts in PLN thousand)

b) Transactions within derivatives of subsidiaries

Chemopetrol entered into interest swap contracts to hedge against interest rate risk.

Data relating to interest swaps as at 31 December 2005 are presented in below table:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value at 31 December 2005
Chemopetrol	CITIBANK N.A.	Interest swap	06.09.00	15.02.01-15.08.08	USD 12 232 653	fix 6,70 <=> 6M USD LIBOR	-12 006 295.81
Chemopetrol	CITIBANK N.A.	Interest swap	06.09.00	15.02.01-15.08.08	USD 12 232 653	fix 6,35 <=> 6M USD LIBOR	-14 450 047.96

Interest swap was divided into headge accounting part (99.224%) and available for sale part (0.776%).

Chemopetrol entered into Cross Currency swap for trading purposes. Data relating to Cross Currency swap as at 31 December 2005 are presented in below table:

Company	Bank	Type of transaction	Transaction concluded on:	Period of transaction	Amount	Base interest rate	Fair value at 31 December 2005
Chemopetrol	Česká spořitelna, a.s.	Cross currency swap	15.04.05	15.07.05-15.07.11	EUR 25.6 mln <=> CZK 768 mln	6M EURIBOR <=> 6M PRIBOR	24 385 583.00

Interest paid by the Group in 2005 amounted CZK 26,342,352.09.

(all amounts in PLN thousand)

c) Financial instruments by class:

	31 December 2005	31 December 2004
1. Financial assets at fair value through profit and loss	96 962	92 313
2. Financial assets held to maturity	19 622	1 042 152
3. Financial assets available for sale	223 748	685 518
4. Loans and receivables including:	3 735 785	2 169 595
-loans granted	15 409	10 420
-trade receivables	3 720 376	2 159 175
5. Cash and cash equivalents	1 126 791	729 450
6. Financial liabilities at fair value through profit and loss	40	21 350
7. Trade liabilities	3 912 336	1 765 198
8. Interest-bearing loans and borrowings	4 516 797	2 331 163

The value of long-term financial assets stated at cost less impairment charges as at 31 December 2005 amounted to PLN 37,845 thousand and as at 31 December 2004 to PLN 523,033 thousand and included mainly shares and stakes not quoted in an active market.
The Group presents derivative transactions with positive fair value as financial assets at fair value through profit and loss and derivative transactions with negative fair value as financial liabilities at fair value through profit and loss.

The value of other financial assets available for sale stated at fair value as at 31 December 2005 includes hedging derivative instruments of PKN ORLEN.
The value of short-term financial assets held to maturity as at 31 December 2005 and 31 December 2004 amounted to PLN 12,969 thousand and PLN 1,042,152 thousand, respectively and included mainly "buy-sell back" transactions concerning treasury bonds and bills in the Group amounting PLN 1,016,899 thousand as at 31 December 2004.

d) Interest rate risk

The Group's financial liabilities are held to maturity. The effective interest rate is similar to nominal interest rate (the Group does not pay commission on majority of loans received; loan margins are at relatively low level). Cash flow surpluses are deposited primarily in treasury securities i.e. State Treasury bills and/or bonds.

The Group uses bank loan financing. The fluctuation of interest rates impacts both financial expenses and financial revenues. An increase in interest rates results in an increase in the Group's financial expenses, in particular interest on loans and borrowings, as well as it contributes to an increase in interest from deposited cash.

e) Credit risk

The Management Board believes that no significant credit risk in respect of receivables from financial instruments or loans granted by members of the Group exists (details in note 12).

(all amounts in PLN thousand)

26. Cost by kind

	for the year ended 31 December 2005	for the year ended 31 December 2004
Materials and energy	20 742 180	12 442 236
Cost of merchandise and materials sold	11 567 863	10 594 203
External services*	2 337 672	1 751 876
Payroll, social security and other employee benefits	1 267 120	1 090 394
Depreciation	1 779 944	1 350 392
Taxes and charges	284 154	237 056
Other	1 376 928	1 057 821
Total	**39 355 861**	**28 523 978**
Adjustments:		
Change in inventory and prepayments	(598 839)	(76 091)
Cost of products and services for own use	(156 688)	(103 648)
Operating cost	**38 600 334**	**28 344 239**

* including PLN 13,012 thousand in 2005 and PLN 19,966 thousand in 2004 of research and development cost

27. Other operating revenues and expenses

Other operating income

	for the year ended 31 December 2005	for the year ended 31 December 2004
Profit on sale of non-financial non-current assets	11 657	31 057
Provision reversal	52 944	35 724
Allowances reversal*	199 059	118 706
Penalties and compensations earned	14 682	24 581
Other**	2 051 949	121 076
Total	**2 330 291**	**331 144**

* including reversal of allowances for:	for the year ended 31 December 2005	for the year ended 31 December 2004
Receivables [1]	128 214	79 257
Inventories	4 118	2 473
Property, plant and equipment and intangible assets	66 727	36 976
	199 059	118 706

[1] including in 2005 receivables allowance regarding sale of shares in Niezależny Operator Międzystrefowy Sp. z o.o. in the amount of PLN 111,500 thousand.

** including in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the cost of PLN 1,893,688 thousand

(all amounts in PLN thousand)

	for the year ended 31 December 2005	for the year ended 31 December 2004
Loss on sale of non-financial non-current assets	19 281	11 837
Revaluation of non-financial non-current assets	40 180	184 085
Creation of provisions *	701 740	328 209
Impairment allowances **	180 389	138 152
Donations	6 204	15 172
Nonculpable shortages in non-current assets	16 894	9 185
Other**	126 175	81 311
Total	**1 090 863**	**767 951**

* Described in detail in Note 33 f, 33g, 38 c

** including allowances for:	for the year ended 31 December 2005	for the year ended 31 December 2004
Receivables	165 060	130 643
Inventories	12 511	5 795
Property, plant and equipment and intangible assets	2 818	1 714
	180 389	138 152

28. Net financial income and expenses

	for the year ended 31 December 2005	for the year ended 31 December 2004
Interest paid	(203 612)	(124 618)
Negative foreign exchange surplus	(181 654)	(7 120)
Interest received	123 972	70 195
Positive foreign exchange surplus	172 434	399 634
Gains on trade in shares and other securities	7 069	2 575
Dividends received	8 899	294
Unrealised discount on the acquisition of liabilities of Unipetrol Group	245 696	-
Decrease in receivables allowances	17 998	15 620
Increase in receivables allowances	(28 436)	(129 893)
Other financial expenses	26 467	32 135
Total	**188 833**	**258 822**

29. Income tax

	for the year ended 31 December 2005	for the year ended 31 December 2004
Current tax	(713 999)	(692 628)
Deferred tax	12 554	91 779
Total	**(701 445)**	**(600 849)**

(all amounts in PLN thousand)

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for the year ended 31 December 2005	for the year ended 31 December 2004
Profit before tax	**5 339 221**	**3 138 445**
Corporate income tax for 2005 and 2004 by the valid tax rate (19% in Poland)	(1 014 452)	(596 305)
Difference between Polish and German (40%) tax rates	37 401	26 270
Difference between Polish and Czech (26%) tax rates	(41 551)	-
The impact of taxation on permanent and temporary diffrences, incl.		
Taxation on the excess of the fair value of acquired net assets over cost	360 038	-
Business risk provision	83 244	-
Valuation of financial instruments	(5 037)	3 256
The excess of tax depreciation	(34 316)	(13 051)
Subventions granted	7 600	-
Impairment of property, plant and aquipment	-	(12 422)
Valuation of entities accounted under the equity method	(39 759)	(34 412)
Other	(54 613)	25 815
Corporate income tax	**(701 445)**	**(600 849)**
Effective tax rate	13%	19%

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is also a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

As the companies in the Group are separate taxpayers, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheet presents deferred tax assets of PLN 62,131 thousand as at 31 December 2005 and PLN 19,673 thousand, as at 31 December 2004 and deferred tax liabilities of PLN 1,020,159 thousand as at 31 December 2005 and PLN 458,512 thousand as at 31 December 2004.

(all amounts in PLN thousand)

The net deferred tax liability as at 31 December 2005 and 31 December 2004 comprised of the following:

	for the year ended 31 December 2005	for the year ended 31 December 2004
Deferred tax assets		
Land reclamation provision	88 674	87 509
Other receivables allowances	10 942	-
Retirement benefits and jubilee bonuses	23 704	29 266
Expenses for loyalty programme prizes	11 753	10 290
Deferred tax on impairment of non-current assets	78 773	-
Impairment of long-term investments	(19 419)	(27 443)
Provision for long-term financial assets	37 091	37 892
Impairment of property, plant and equipment and intangible assets	1 218	-
Deferred tax on other provisions	18 859	28 760
Other	71 816	58 042
Total deferred tax assets	**323 411**	**224 316**
Deferred tax provision		
Investment relief *	137 155	170 134
Difference between carrying amount and tax base of property, plant and equipment	978 068	272 994
Unrealised positive foreign exchange differences	49 214	60 871
Difference in contribution in kind to Basell Orlen Polyolefins Sp. z o.o.	42 870	61 325
Impairment of property, plant and equipment and intangible assets	-	75 121
Other	74 132	22 710
Total deferred tax provision	**1 281 439**	**663 155**
Deferred tax provision, net	**958 028**	**438 839**

* According to the Polish tax regulations, taxpayers were entitled to deduct qualified investment expenditures in a given tax year from the taxable income (investment relief). In addition, taxable income could have been further reduced in the following year by 50% of previous year's deduction (investment premium). This was described in detail in Note 33 b.

Unipetrol Group companies were granted tax relieves in the period 2000-2001 in the amount of PLN 282 million, including PL 51 million that is planned to be utilized until 2007. As at the date of preparation of the consolidated financial statements, the amount of utilized investment relieves used totaled PLN 66 million.

30. Leases

(a) The Group as a lessee

- operating lease

Lease agreements and other agreements of an operating nature regard mainly the lease of tanks, gas facility, buildings, cars, tractors, semitrailers, vehicle tanks, forklifts and computer equipment. The minimum lease payments recognized as costs of 2005 amounted to PLN 30,233 thousand and PLN 4,213 thousand in 2004.

(all amounts in PLN thousand)

Future minimum lease payments under non-cancellable operating lease agreements as at 31 December 2005 and 31 December 2004 were as follows:

	31 December 2005	31 December 2004
Up to 1 year	21 215	2 459
Between 1 and 5 years	247 844	1 172
Above 5 years	-	-
Total minimum lease payments	**269 059***	**3 631**

* including in 2005 operating lease of Unipetrol Group of PLN 258,925 thousand

- finance lease

Finance lease agreements regard mainly the lease of cars, computer equipment, vehicle tanks, wagons, buildings, tractors, semitrailers and forklifts. The minimum lease payments recognized as costs of 2005 amounted to PLN * 17,950 thousand and PLN 7,512 thousand in 2004.

Future minimum lease payments under non-cancellable finance lease agreements as at 31 December 2005 and 31 December 2004 were as follows:

	31 December 2005	31 December 2004
Up to 1 year	32 878	6 860
Between 1 and 5 years	78 190	18 745
Above 5 years	47 711	-
Total minimum lease payments	**158 779***	**25 605**

* including in 2005 finance lease of Unipetrol Group of PLN 101,318 thousand

(b) The Group as a lessor

- operating lease

Operating lease agreements regard the lease of machinery, equipment, buildings and cars. The minimum lease payments amounted to PLN 16,683 thousand in 2005 and PLN 21,084 thousand in 2004.

Gross investment in the lease due as at 31 December 2005 and 31 December 2004 for future periods were as follows:

	31 December 2005	31 December 2004
Up to 1 year	3 566	275
Between 1 and 5 years	13 588	888
Above 5 years	18 066	-
Total gross lease investments in the lease	**35 220***	**1 163**

* including in 2005 operating lease of Unipetrol Group of PLN 34,053 thousand

The lease agreements were concluded for an indefinite period hence there is no possibility to define future minimum lease payments.

(all amounts in PLN thousand)

- finance lease

Finance lease agreements regard the lease of distributors and steering devices owned by the Parent Company. The agreements were concluded for a definite period. The lease term is for the major part of the economic life of the asset. After expiration of a lease agreement a lessee can purchase the object of the lease on mutually agreed conditions.

Gross investments in the lease due as at 31 December 2005 and 31 December 2004 for future periods were as follows:

	31 December 2005	31 December 2004
Up to 1 year	878	3 967
Between 1 and 5 years	301	1 461
Above 5 years	-	-
Total gross lease investments in the lease	**1 179**	**5 428**

Unearned finance income as at 31 December 2005 amounted to PLN 109 thousand and as at 31 December 2004 to PLN 522 thousand.

As at 31 December 2005 and 31 December 2004 the Group companies did not record contingent rents recognized in the profit and loss and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the Group.

31. Commitments resulting from investment expenditures

Investments expenditures in 2005 accounted for PLN 2,183,066 thousand, including PLN 223,984 thousand of environmental protection related investments. Planned investment expenditure in the Group in the period of 12 months from the balance sheet date amounts to PLN 1,910,482 thousand, including PLN 169,199 thousand of environmental protection related investments. As at 31 December 2005 future liabilities resulting from signed contracts amounted to PLN 373,581 thousand.

32. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In 2005 and 2004 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.
As at 31 December 2005 and 31 December 2004 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the years ended 31 December 2005 and 31 December 2004 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

In 2005 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	221 823	411 028	38 103	49 437	-
Natural persons**	781	61	106	-	-

* Transactions in the period of performing duties as supervising persons in the Company.

(all amounts in PLN thousand)

** In the period covered by the financial statements the recorded transactions comprised of those below EUR 500 thousand.

In the period presented in the financial statements 13 persons served as members of the Supervisory Board.

(c) Transactions with related parties concluded through the managing persons of the Company

In 2005 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

d) Transactions with related parties, not consolidated with the full method, were concluded on market conditions and are presented below:

	Companies consolidated with the equity method
Sale	
2005	26 616
2004	49 890
Purchase	
2005	192 300
2004	142 491
Short term receivables	
31 December 2005	4 532
31 December 2004	3 965
Gross short term liabilities	
31 December 2005	18 256
31 December 2004	20 861

Above transactions with related parties relate to sale and purchase of petrochemicals, and purchase of repair, transport and other services. Prices are similar to market conditions.

(all amounts in PLN thousand)

33. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

The Group granted the following guarantees and sureties:

	31 December 2005	Expiration of liability
Guarantees and sureties granted to:		
other entities, including:	**56 822**	
performance Bond	34 238	till 01.12.2008
customs guarantee	14 755	till 03.03.2008
guarantee related to the change in chlorine production technology investment	3 926	till 09.08.2006
bid guarantee	1 750	till 10.03.2006
guarantee for customers' liabilities related to the Paylink Card Agreement	1 010	till 31.03.2007
other (customs guarantees, debt repayment guarantee, lottery guarantee, rent contract payment guarantee)	1 143	till 25.07.2006
non consolidated related entities, including:	**1 551**	
performance bond	1 551	till 20.11.2007
Total guarantees and sureties:	**58 373**	
Other contingent liabilities:		
excise tax guarantees, including collaterals submitted on behalf of third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	939 879	
statement of voluntary submission for execution	126 127	
Receivables endorsement	125 294	
blank bills	72 177	
legal casus	37 546	
letters of credit	14 491	
collateral for factoring with recourse	13 597	
Other	6 488	
Total Other contingent liabilities:	**1 335 599**	
Guaranties and sureties granted	**58 373**	
Other contingent liabilities:	**1 335 599**	
Total contingent liabilities	**1 393 972**	

(all amounts in PLN thousand)

b) Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium)

During the period 2001 -2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
	---------	--------
Total	**113 161**	**99 895**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group does not identify a risk that its right to the deductions might be denied by the tax authorities.

The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

c) Excise tax contingent liability of Rafineria Trzebinia S.A.

- On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office in, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case would be decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Krakow had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.
On 30 December 2005 the Head of the Customs Office in Krakow issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Krakow together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision was submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.

(all amounts in PLN thousand)

- Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings is 30 June 2006. As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax settlements to be summarized in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results were presented to the Supervisory Board. On 22 April 2005, having received the report from the first phase of the audit of procedures, the Supervisory Board of Rafineria Trzebinia S.A. has recommended carrying out the second, more detailed phase of the "Report on agreed upon procedures", encompassing the analyzes of transactions in selected areas of the company's activity. The Supervisory Board has got acquainted with the results of the second phase of the audit and issued appropriate recommendations regarding the assessment of internal control to the Management Board. As at the date of preparation of these financial statements Management Board of Rafineria Trzebinia S.A. has taken legal actions against individuals responsible for the irregularities stated in the report.

d) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings.
In conjunction with the fact that the above described proceedings has not yet been ended, in 4 quarter 2005 PKN Orlen increased the provision for potential interest on the principal amount by PLN 8,900 thousand.

e) Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.

The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos Group S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006.

(all amounts in PLN thousand)

By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of penalty as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. OCCP applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005 and 7 December 2005. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN S.A. and the petitioner in order to limit access rights to evidence and due to respective decisions issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.

By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may again be fined. However, in the light of time passed and significant changes in PKN ORLEN's market environment, the risk of penalty was assessed by the Company as low.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company is charged with a fine is remote.

f) Compensation program for employees

On 14 June 2005, in connection with the Parent Company's announcement of Regional Organizational Units Restructuring Program, Regulations for Group Redundancy in Regional Organizational Units of Parent Company has been issued.
All employees, who are employed in areas mentioned in the Regulations and declare to dissolve the employment agreement by mutual consent or will be dismissed due to reasons independent from employees, are subject to the Regulations.
In the period the Regulations are in force, employees are entitled to single money consideration due to dissolution of the employment agreement by mutual consent due to reasons independent from employees. The money consideration is equal to 12 monthly remunerations or the amount of PLN 50 thousand increased by PLN 4 thousand for every started year of service with an employer operating in PKN ORLEN S.A. or its legal predecessors.
The above described money consideration includes money considerations granted to employees in accordance with obligatory law regulations, in particular in accordance with "Particular principles of dissolution of employment agreement due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90 item 844 with later amendments) and other considerations for the benefit of employees in accordance with other internal regulations and agreements in force.

In addition, in order to facilitate getting other employment or starting of economic activity, the employee is entitled to participate in a selected training – organized by PKN ORLEN S.A. – which will be financed or partially financed by employer up to PLN 2 thousand.

(all amounts in PLN thousand)

g) Shield programs

To support the restructuring process conducted in the Parent Company the Voluntary Leave Programme (VLP) was launched in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.
Due to the above, the Parent Company created a provision in the amount of PLN 236,000 thousand, including:
- for realization of Employment Restructuring Program in the period 2005-2006 the amount of PLN 167,000 thousand,
- for realization of Employment Restructuring Program in 2007 the amount of PLN 69,000 thousand

The above provision was created in accordance with the Management Board's Resolution No 2537/05 of 22 December 2005.

h) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in Petrotank. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals is legally binding and feasible, however both parties are entitled to submit an annulment to the Supreme Court.

i) Polish tax regulations

Taxes in Poland are imposed both by the central government and by local authorities (to a little extent). The notion of a "tax" has been defined in the Tax Order Act, as a civic-public, free of charge, compulsory, non-returnable money consideration for the benefit of the State Treasury, voivodship, or district, resulting from an act on taxation.

The current taxation system in Poland comprises of eleven tax titles, covered by specific material tax law: common income tax, tax on goods and services (value added tax, VAT), excise tax, real estate tax, tax on means of transportation and civil law activity tax (e.g. sale of shares or real estates).

Beside corporate income tax stated at 19% rate in 2005, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.

Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for the Parent and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount, which does not indicate excise tax to be a multiphase tax. Excise tax rates are described as: percentage of tax base, amount per unit of excise tax goods and percentage of maximum retail price. In practice, tax rates described in decrees issued by the Minister of Finance are applied, whereas maximum tax rates were defined in the excise tax act.

In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.

Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the group, that conduct business activity in Poland, may be subject to a tax risk.

j) German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.

German tax system is more stable, where tax risks connected with business activity are mitigated by the taxpayer's entitlements.

Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.
Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount up to 42%. Employers are obliged also to pay social security, health insurance and unemployment fund. Charges are cofinanced by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.
For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Corporate income tax rate amounts to 25%.
Additionally, direct taxes are increased by so-called merger charge.
Value added tax is applied to goods and services. Basic rate amounts to 16% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.
Real estate tax is charged on all items of real estate (land and buildings) situated in Germany. Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

k) Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 26%. Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing.
Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5%.
Legal entity conducting business activity may also be obliged to pay real estate tax, tax on means on transportation used in business activity and excise tax. Similarly to other EU countries, petrol and diesel oils are subject to excise tax.
Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax settlements may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies is subject to tax risk.

(all amounts in PLN thousand)

l) Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce (PCC) in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
The District Court set a trial date on 23 March 2006. On 6 April the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7,200 for the benefit of PSE. The verdict is not legally binding and may be appealed against. The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453,390.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. The Court of Arbitration did not declare the date of next seating.

As of 31 December 2005, shares in NOM were presented in the financial statements as investments in associates in the net amount of PLN 18 million, after consideration of an impairment of shares allowance based on independent expert's valuation.

m) Collateral for shares of Basell ORLEN Polyolefins Sp. z o.o. („BOP")

Under the share pledge agreement of 19 December 2003 PKN ORLEN pledged all own shares of BOP, i.e. 907,398 shares of nominal value of PLN 500 per each, representing 50% of share capital of BOP and having 50% of voting rights at the Shareholders' Meeting. The pledge was for the benefit of Kredyt Bank S.A., seated in Warsaw, operating as a Pledge Agent. The condition for the pledge to be effective included its registration in a collateral register held by the registry court, which was completed on 23 January 2004.
Collateral set by the pledge agreement of 19 December 2003 secures repayment of current and future claims by BOP, to which Pledge Agent is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

n) Tax audit in ORLEN Oil Sp. z o.o.

On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning review of control procedures in Orlen Oil Sp. z o.o." . The Supervisory Board got acquainted with the conclusions of audit. Both the tax audit and "Report on agreed upon procedures concerning review of control procedures in Orlen Oil Sp. z o.o." did not reveal any material risks or discrepancies.

(all amounts in PLN thousand)

o) Tax audit in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning review of control procedures in Rafineria Nafty Jedlicze S.A." The Supervisory Board got acquainted with the conclusions of audit. The tax audit did not disclose risks which initially estimated value would have a significant impact on the company's further operations.

p) Court proceedings against Benzina a.s. ("Benzina")

As a part of court proceeding in progress since August 2001, the Anti-Trust Bureau declared a disposition in respect of violation of the Economic Competition Protection Act. Due to the disposition, Benzina was imposed with a penalty of CZK 98 million.

The penalty was returned to Benzina as at 29 July 2004.
The disposition of the first instance of the Anti-Trust Bureau was annulled due to the serious legal faults mentioned in the appeal submitted by Benzina. The Management Board of Benzina believes that Regional Court will pronounce the judgment in favour of Benzina.

However, taking into account the repeated dispositions of the Anti-Trust Bureau in respect of the penalty and the fact that the court has not yet announced its verdict, Benzina created a provision for penalty in the amount of CZK 98 million.

r) Other risks

As it has been presented in note 18 to the consolidated financial statements, the Group reported in the balance sheet as at 31 December 2005 the balance of reclamation of land provision on the basis of independent experts' analyses taking into consideration the legal and constructive obligations concerning the reclamation of contaminated land. Potential future changes in legal and constructive obligations concerning environmental protection can affect the amount of the provision in future periods.

34. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

(all amounts in PLN thousand)

a) Remuneration of Management Board, Supervisory Board and key executive peronnel of the Parent Company in 2005

	2005
The Management Board of the Parent Company, including:	26 147
compensation paid to Management Board Members performing the function as at 31 December 2005	7 422
remuneration potentially due to Management Board Member performing the function as at 31 December 2005	4 597
remuneration paid to other Management Board Members	14 128
remuneration potentially due to other Management Board Members*	-
The Supervisory Board of the Parent Company	854
Key executive personnel of the Parent Company, including:	26 212
remuneration paid	18 604
remuneration due	7 608
Key executive personnel of subsidiaries	61 808**

* The Supervisory Board did not assessed realization of set goals, therefore potentially due bonus was not estimated.
** including in 2005 remuneration of Unipetrol Group

Remuneration of Supervisory Board of the Parent Company	2005
Jacek Bartkiewicz	118
Raimondo Eggink	101
Maciej Gierej	101
Krzysztof Lis	8
Krzysztof Obłój	22
Małgorzata Okońska – Zaremba	101
Andrzej Olechowski	51
Piotr Osiecki	79
Adam Pawłowicz	8
Adam Sęk	51
Michał Stępniewski	88
Ireneusz Wesołowski	101
Krzysztof Żyndul	25
Total remuneration of Supervisory Board of the Parent Company	**854**

(all amounts in PLN thousand)

Remuneration paid to Management Board Members of the Parent Company performing the function as at 31 December 2005

	Ssalary	bonus	insurance policies	potentially due*
Igor Chalupec	1 939	315	107	1 250
Wojciech Heydel	1 162	-	76	1 140
Jan Maciejewicz	1 093	-	42	776
Cezary Smorszczewski	1 335	-	80	626
Paweł Szymański	863	-	55	609
Dariusz Witkowski	355	-	-	196

*Potentially due, not paid remuneration to Management Board Members of the Parent Company is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005. Bonus was calculated based on preliminary appraisal of Management Board of Parent Company performed by the Supervisory Board.

Remuneration paid to other Management Board Members of the Parent Company

	salaries	bonus	insurance Policie	Post-employment compensation / prohibition from competition
Sławomir Golonka	-	1 500	-	1 325
Krzysztof Kluzek	-	824	-	513
Andrzej Macenowicz*	420	1 752	103	490
Andrzej Modrzejewski	112	-	-	-
Jacek Strzelecki	-	1 500	-	1 234
Janusz Wiśniewski*	703	1 752	100	1 800

*The Supervisory Board did not performed an appraisal of realization of set goals, therefore potentially due bonus was not assessed

In 2005 new incentive system for key executive personnel of PKN ORLEN S.A. and Capital Group was ontroduced – Management by Objectives (MBO). New incentive system concerns Management Board and key executive personnel. Individuals participating in MBO are rewarded for individual goals realization and solidarity goal (SVA), set at the beginning of the period. The Supervisory Board sets goals for each Management Board Members. Set goals are of qualitative and quantitative nature and are assessed on the basis of Bonus Policy, after the end of a year to which they relate.

Compensation paid to Management Board and Supervisory Board Members of the Parent Company for acting as a Supervisory Board Members of subsidiaries, jointly-controlled companies and associates

Management Board Members of PKN ORLEN S.A., acting in 2005 as Menagement Board Members or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL, where compensations paid are transferred to ORLEN Dar Serca foundation.
Supervisory Board Members did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN in 2005.

(all amounts in PLN thousand)

The Management Board's of the Parent Company remuneration include in 2005 an estimate of potential bonus for Board Members, not included in costs of 2005 and compensation (including annual bonuses) paid to 5 former Board Members that amounted to PLN 12,802 thousand, including PLN 5,362 thousand of post-employment compensations (money consideration for serving as a Board Member due after termination/expiration of a contract, as specified in those contracts, among others due to prohibition from competition). Part of compensation paid to former Board Members in 2005 amounting to PLN 10,500 thousand was included in prior year's costs.

The Management Board's remuneration for 12 months of 2004 includes questionable part of compensation as at 31 December 2004 amounting to PLN 9,252 thousand.

During 12 months of 2005 40 persons, taking into consideration changes during the year, served as key executive personnel (additionally 7 members of key executive personnel engaged in 2004 were included in 2005 year's remuneration) and 36 in 2004, respectively.

b) Remuneration of Management Board, Supervisory Board and key executive personnel of the Parent Company in 2004

The Supervisory Board of the Parent Company	882
The Management Board of the Parent Company, including:	45 159
compensation paid to Management Board Members performing the function as at 31 December 2004	10 549
Compensation paid to other Board Members	34 610
Key executive personnel of the Parent Company	16 021

Remuneration of Supervisory Board of Parent Company	**2004**
Jacek Bartkiewicz	67
Marian Czekański	17
Raimondo Eggink	40
Maciej Gierej	74
Edward Grzywa	27
Krzysztof Kluzek	31
Andrzej Kratiuk	27
Maciej Andrzej Kruk	2
Krzysztof Lis	40
Ryszard Ławniczak	59
Grzegorz Mroczkowski	8
Oresta Andrzej Nazaruk	27
Małgorzata Okońska – Zaremba	40
Piotr Osiecki	40
Michał Stępniewski	51
Andrzej Studziński	32
Krzysztof Szlubowski	59
Jan Waga	67
Jacek Walczykowski	30
Ireneusz Wesołowski	40
Andrzej Wieczorkiewicz	32
Janusz Zieliński	32
Krzysztof Żyndul	40
Total remuneration of Supervisory Board of the Parent Company	**882**

(all amounts in PLN thousand)

Remuneration paid to Management Board Members of Parent Company performing the function as at 31 December 2004

	Salaries	Bonus	Other contributions	Post-employment compensation / prohibition from competition	Insurance policies
Igor Chalupec	483	-	-	-	16
Wojciech Heydel	180	-	-	-	13
Andrzej Macenowicz	844	1 990	1	1 752	50
Jan Maciejewicz	90	-	-	-	4
Cezary Smorszczewski	220	-	-	-	13
Paweł Szymański	170	-	1	-	8
Janusz Wiśniewski	917	1 990	8	1 752	47

Remuneration paid to other Management Board Members of the Parent Company

	Salaries	Bonus	Other contributions	Post-employment compensation / prohibition from competition	Insurance Policie
Sławomir Golonka	845	2 416	663	2 825	53
Krzysztof Kluzek	407	415	256	1 313	43
Jacek Strzelecki	714	2 214	639	2 734	46
Jacek Walczykowski*	55	13	-	5 966	-
Zbigniew Wróbel*	1 052	2 554	3 857	5 387	143

* The remuneration includes questionable amount of PLN 9,252 thousand.

Compensation paid to Management Board and Supervisory Board Members of the Parent Company acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates

Compensation in subsidiaries	**2004**
Sławomir Golonka	98
Jacek Strzelecki	63
Andrzej Macenowicz	79
Janusz Wiśniewski	159

Total	**399**
	====

Compensation in jointly controlls companies	**2004**
Andrzej Macenowicz	42
	-

Total	**42**
	====

(all amounts in PLN thousand)

35. Auditors' remuneration due or paid, resulting from audit and review of financial statements

In the period covered in these financial statements change of an auditor took place in the Parent Company. Remuneration presented in 2004 relates to the agreement dated 10 July 2003 concluded between the Parent Company and Ernst & Young Audit Sp. z o.o. for audit and review of interim stand-alone and consolidated financial statements for the period 2003-2004. On 18 January 2005 agreement with Ernst & Young Sp. z o.o. was concluded for review of stand-alone and consolidated financial statements for the first quarter of 2005.
Beginning from second quarter of 2005 interim reviews and audit of stand-alone and consolidated financial statements are performed by KPMG Audit Sp. z o.o. according to the agreement dated 30 May 2005 for the period 2005-2007.

	for the year ended 31 December 2005	For the year ended 31 December 2004
Audit fees of Ernst & Young Audit Sp. z o.o.*	1 285	2 168
Fees for audit related services of Ernst & Young Audit Sp. z o.o.**	1 451	10 138
Audit fees of KPMG Audyt Sp. z o.o.*	1 537	-
Fees for audit related services of KPMG Audyt Sp. z o.o.**	811	-
Audit fees of auditors of subsidiaries	5 852	3 754
Fees for audit related services of auditors of subsidiaries	944	1 212
	11 880	17 272

* Audit fees include amounts paid to an auditor for professional services related to an audit of the stand-alone and consolidated financial statements of the Parent Company and quarterly and half-year reviews of the consolidated financial statements.

** Fees for audit related services include other amounts paid to an auditor that include services performed in connection with audit or review of financial statements, but not disclosed under "Audit fees" position.

In 2005 the procedure for additional orders for an auditor and auditor's related parties was set up in the Parent Company. The Audit Committee of the Supervisory Board makes decisions about ordering additional services from an Auditor.

36. Employment structure

Average employment by groups was as follows:

	For the year ended 31 December 2005	For the year ended 31 December 2004
Blue collar workers	11 643	7 457
White collar workers	9 532	6 995
	21 175	**14 452**

In 2005 average employment of PKN ORLEN Group includes average employment of UNIPETROL Group.
Employment level as of 31 December 2005 and 31 December 2004 amounted to 20,805 and 14,296 persons, respectively.

(all amounts in PLN thousand)

37. Events after the balance sheet date

Changes in the Supervisory Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 10/2006 that the Extraordinary General Meeting of 31 January 2006 dismissed Mr. Jacek Bartkiewicz from the position of the Chairman of the Supervisory Board and from the Supervisory Board.
Extraordinary General Meeting of PKN ORLEN has also dismissed the following members of the Supervisory Board: Mr. Maciej Gierej, Prof. Krzysztof Obłój, Mrs. Małgorzata Okońska-Zareba, Mr. Adam Sęk, Mr. Ireneusz Wesołowski.

At the same time the Extraordinary General Meeting appointed to the Supervisory Board of PKN ORLEN S.A.: Mr. Dariusz Dąbski as the Chairman of the Supervisory Board, Mr. Maciej Mataczyński as an independent Member, and Mr. Zbigniew Macioszek and Mr. Wojciech Pawlak as Members of the Supervisory Board.

As at 31 December 2005 the Supervisory Board of PKN Orlen included two independent members: Mr. Ireneusz Wesołowski and Mr. Andrzej Olechowski, while as at 27 February 2006 The Supervisory Board of PKN ORLEN included three independent members: Mr. Raimondo Eggink, Mr. Andrzej Olechowski and Mr. Maciej Mataczyński.

The Management Board of PKN ORLEN announced in its regulatory announcement no 20/2006 that on 28 March 2006 it received a note informing that the Minister of the State Treasury dismissed Mr. Adam Maciej Pawłowicz, performing a role of the State Treasury's representative in the PKN ORLEN Supervisory Board, from the position of the PKN ORLEN Supervisory Board Member. The reason for the dismissal was the resignation of Mr. Pawłowicz from the position of the PKN ORLEN Supervisory Board Member.

Changes in the Management Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 21/2006 that the Supervisory Board, at its seating of 31 March 2006 has dismissed Mr. Dariusz Witkowski from the position of the Management Board Member of PKN ORLEN S.A., effective 31 March 2006.
Simultaneously, the Supervisory Board has appointed Mr. Krzysztof Szwedowski to the position of the Management Board Member with the effect from 31 March 2006.
Mr. Krzysztof Szwedowski, born in 1965, graduated from the Nicolaus Copernicus University in Toruń, Master in Law, advocate, completed public prosecutor application in 1992 and controller application in 2004.

Bid for purchase of shares in Mažeikiu Nafta

As a consequence of participation in the public tender, on 27 January 2006 PKN ORLEN made a bid for purchase of 53.7022% shares in Mažeikiu Nafta (MN) offered by Yukos International UK B.V. The bid included also a declaration to purchase, on the same terms, MN's shares owned by the Lithuanian government. The bid was conditional and dependent upon fulfillment of several legal conditions, including formal and technical status of logistics assets of Mažeikiu Nafta.

Due to the change in the legal status of Yukos Oil Corporation and in effect of conducted negotiations, on 13 April 2006 PKN ORLEN S.A. has submitted a complex offer to purchase 40.6621% share in AB Mažeikiu Nafta from the Lithuanian government. In addition, should the Lithuanian government buy 53.7022% share currently owned by Yukos International UK B.V., PKN ORLEN has offered to purchase these shares from the Lithuanian government for a price per share equal to the price offered for the 40.6621% stake. Pursuant to the expectations of the Lithuanian government, the offer comprises all components deemed significant by the Lithuanian government in respect of selection of a strategic shareholder of Mažeikiu Nafta, including the price, information on preservation of crude oil supplies to Mažeikiu Nafta, investment program and a description of the proposed management method.

According to PKN ORLEN's assessment, the acquisition of MN would allow PKN to strengthen its position in the region and perform further optimization of current operations. Inclusion of MN into PKN ORLEN capital group would enable to utilize synergies from combining of activities performed in neighboring countries. In addition, the purchase of Lithuanian assets would allow development of production infrastructure and a significant increase in processing power of the Capital Group. Moreover, acquisition of MN would allow optimization of crude oil supply policies. The enlarged capital group would considerably increase energetic security of the region.

(all amounts in PLN thousand)

The planned investment would not confine Group's investment plans, including investment in the upstream activities which was described in the update of PKN ORLEN strategy for 2006-2009.

Withdrawal from contracts with Agrofert Holding a.s. by PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 12/2006 that on 20 February 2006 it has decided to withdraw (in accordance with Czech Republic commercial code) from the Cooperation Agreement concluded on 19 November 2003 and General Agreement on terms of future share purchase concluded on 7 April 2004 with Agrofert Holding a.s. ("Agreements"). The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s and ALIACHEM a.s. shares.
The fact of execution of the option has been confirmed by public announcement of Unipetrol a.s. dated 15 December 2005.
(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

38. Supplementary information

a) Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is intended also to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 PKN ORLEN's Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically effective),

On 2 December 2005, pursuant to sale of shares agreement, PKN ORLEN purchased 3,360 shares in Orlen Oil Sp. z o.o., seated in Kraków, from Rafineria Czechowice S.A. In effect of the transaction PKN ORLEN has increased its stake in Orlen Oil from 47.21% to 51.69%.

Effective 1 January 2006, Rafineria Nafty Jedlicze S.A. has leased Oil and Lubricants production line to Orlen Oil Sp. z o.o.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. The recommendations shall be consulted with the companies involved in the project until the end of May 2006.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as non-core activity of those entities.

b) Purchase of UNIPETROL shares

On 24 May 2005, the Company acquired 114,224,038 registered shares in UNIPETROL a.s., which is 62.99% of all issued Unipetrol a.s shares. The acquisition was made under the agreement concluded by PKN ORLEN on 4 June 2004 with the National Property Fund of the Czech Republic.

Unipetrol is a group of companies operating in the chemical sector in the Czech Republic, mainly in activities related to processing of crude oil, fuel distribution, production of fertilizers and petrochemicals. In all those activities Unipetrol is a representative of the industry sector in the Czech Republic and Central Europe. The Unipetrol Group consists mainly of the following companies:

- Česka Rafinerska (a joint venture, combined with: AgipPetroli, Conoco and Shell) and Paramo – the largest manufacturer of fuels, bitumin and other products related to refining of the crude oil – and Unipetrol Rafinerie – the largest Czech company dealing with purchase of crude oil and sale of crude oil derived products;
- Chemopetrol, Kaučuk i Spolana – manufacturers of mainly petrochemical products and plastics;
- Benzina – the network of petrol stations in the Czech Republic.

The Unipetrol Group has the following entities: Lovochemie – an important manufacturer of industrial fertilizers and other non-organic chemical products; Aliachem – a group of enterprises engaged in organic and non-organic chemical and plastics production; and a few entities operating in the area of distribution, research and services.

The acquisition of the UNIPETROL Group was accounted under the purchase method in accordance with IFRS 3 "Business combinations". Applying the purchase method involves, among others, the following steps:

- measuring the cost of the business combination,
- allocation, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

A possible excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities is recognized as goodwill as an asset in assets or directly in the profit and loss. In case of purchase of UNIPETROL shares, PKN ORLEN's interest in net fair value of identifiable assets, liabilities and contingent liabilities exceeded the cost of business combination. As a result, the excess of interest in net fair value of identifiable assets, liabilities and contingent liabilities over cost was recognized in the profit and loss for 2005, as a component of consolidated operating revenues.

As a result of purchase of UNIPETROL shares, the following categories of assets, liabilities and contingent liabilities were acquired and the transaction was settled in accordance with the purchase method in the following way:

Fair value of assets and liabilities by main categories (PLN million):	
Cash and cash equivalents	220 085
Property, plant and equipment	6 947 510
Inventories	1 133 660
Receivables	1 869 844
Other assets	981 177
Provisions	(147 218)
Long-term liabilities	(1 402 360)
Short-term liabilities	(1 967 640)
Contingent liabilities	(8 155)
Other liabilities	(1 743 636)
Net assets of UNIPETROL at fair value	5 884 379
PKN ORLEN's interest in the net assets of UNIPETROL	3 706 570
Purchase price	(1 783 492)
Transaction costs*	(29 390)
The excess of interest in consolidated net assets over the cost, recognized as other operating revenues	1 893 885
Impact on the net cash flow relating to purchase of UNIPETROL Group	(1 562 797)

* Transaction costs include cost of advisory services, business trips, etc.

(all amounts in PLN thousand)

PKN ORLEN has been consolidating the UNIPETROL Group using the full method since the acquisition date.

In accordance with IFRS 3 "Business combinations" the below table presents the consolidated revenues and financial result of PKN ORLEN Group (including consolidated data of UNIPETROL for the period from 1 January 2005 to 31 December 2005), as if the acquisition date coincided with the beginning of the period.

Consolidated pro forma cumulative data for 2005:

Net sale revenues	42 592 786
Operating revenues	2 377 927
Financial revenues	664 428
Financial result	4 751 848

The Management Boards of PKN ORLEN and Unipetrol intend to restructure the Unipetrol Group. In accordance with the strategy announced on 17 October 2005 by the Management Boards of PKN ORLEN S.A. and Unipetrol it is projected to sell particular non-core business operations.
Actual transaction costs incurred until 31 December 2005 amounted to PLN 29,390 thousand.
In January 2006, the Management Board of UNIPETROL initiated procedures leading to sale of shares in Spolana and Kaucuk. The sale will be conducted by means of a public tender. In January 2006 the Management Board of UNIPETROL decided to increase share capital in Benzina, a subsidiary company. The funding acquired from the increase would contribute to strengthening of Benzina's financial position and allow to restructure its indebtedness. Restructuring activities in Benzina would be aimed at reduction of operating and administration costs and development in quality of services.

c) Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
In relation to the agreements concluded with Agrofert Holding a.s., in the second quarter 2005 the Management Board of PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.

Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.

On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress. The risk related to the above described proceeding has been recognized in these consolidated financial statements.

On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

On 3 April 2006 Agrofert Holding a.s. informed via the mass media that it filed another suit against PKN ORLEN to the Court of Arbitration of the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague. Until the date of preparation of the foregoing financial statements, PKN ORLEN did not receive a copy of the suit. Consequently, both the subject and legal justification of the suit submitted by Agrofert Holding a.s. is unknown to the Company.

In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of the financial statements the parties are conducting mediations aimed at amicable settlement of the dispute

(all amounts in PLN thousand)

d) Agreement with DEZA a.s.

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55,01% shares, UNIPETROL a.s. – 38,79% and DEZA a.s. – 4,67%. The remainder of 1,53% is owned by minority shareholders of ALIACHEM a.s.

Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit to the court in Ostrawa regarding invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005 calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.

On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that Deza a.s. filed a separate claim against Unipetrol a.s. in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the claim submitted by Deza a.s.

On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol intends to submit an annulment to the warrant for payment to the Court as well as it plans to claim invalidity of the agreements again.

Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. has initiated the process of evaluation the risk.

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 31 December 2005 as long-term financial investments. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

e) Polkomtel S.A.

According to the announced strategy, activities on sale of shares in Polkomtel S.A. were in progress in 2005. PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital" in July 2005. Under the Agreement, Polish shareholders of Polkomtel S.A. with assistance of recognized advisors agreed on a negotiation strategy which was presented to foreign shareholders, i.e. TDC and Vodafone. In December 2005 a group of financial institutions announced public tender offer for TDC Shares. As a consequence of the settlement of the public tender offer, the control over TDC was changed. According to the Articles of Association of Polkomtel S.A., TDC has offered its shares owned in Polkomtel S.A., to other shareholders.

In accordance with §12.14 of the Articles of Association of Polkomtel S.A., pursuant to occurrence of the so-called Change in the Ownership Title in respect of TDC Mobile International A/S, other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) are entitled to acquire 4,019,780 shares of Polkomtel S.A. owned by TDC Mobile International A/S, in a proportion equal to the percentage of shares owned by each of Polkomtel S.A. shareholders, except for the shares owned by TDC Mobile International A/S. The offer to purchase shares from TDC Mobile International A/S has been issued to other Polkomtel S.A. shareholders on 8 February 2006. PKN ORLEN informed in its regulatory announcement no 17/2006 that on 10 March 2006 an agreement was concluded between KGHM Polska

(all amounts in PLN thousand)

Miedź S.A., PKN ORLEN S.A., PSE S.A. i Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A.". The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S. The offer relates also to a dispute between Vodafone Americas Int. and TDC Mobile International A/S. As a result of the dispute, the below described pledge was established.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (an equivalent of PLN 833, in accordance with the exchange rates table no 50/A/NBP/2006 of 10 March 2006), that is for the total purchase price not exceeding 209,863 thousand (an equivalent of PLN 816,473 thousand). In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares in result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The parties agreed to vote jointly at General Shareholders Meetings of Polkomtel S.A. in favor of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of net profit of Polkomtel S.A. for years 2005 and 2006 and at least 50% of the net profit for any subsequent financial year. The amount of dividend paid out to TDC Mobile International A/S, reduced by an interest on the maximum purchase price, would result in the decrease of the final shares' purchase price.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw of 24 February 2006, or any other pledge (or similar measure) established by other judgemental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers are entitled to withdraw from execution of the Agreement for the purchase of shares in Polkomtel S.A. if by 10 March 2009 (or any other date agreed between parties) the above described suspending clause would not have been completed or if any circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase of shares. As a consequence, the Agreement would dissolve at that date.
With the conclusion of the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A." the agreement signed by KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. ("Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital" of July 2005 with later amendments) is no longer in force.

On 10 march 2006 Vodafone Americas Inc. filed a suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, and suit six legal entities defining TDC Mobile International A/S as a Principle Respondend, Polkomtel S.A as a First Auxiliary Respondent ang KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondends). In above mentioned suit Vodafone Americas Inc. questioned above all the method of setting the price by TDC International A/S in the offer to other shareholders.

In this consolidated financial statements of PKN ORLEN Group, 19.61% of shares in Polkomtel S.A. were valued using the equity method in 2005 and in 2004, as a comparative data. Based on opinions of independent experts, Polkomtel S.A. has been determined an entity, over which the Group exercises significant influence.

Share of Polkomtel in the consolidated financial result of the Group in 2005 amounted to PLN 209,259 thousand.

Share of Polkomtel in the consolidated financial result of the Group in 2004 amounted to PLN 181,118 thousand.

(all amounts in PLN thousand)

f) CO_2 Emission rights

In its financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	**Quantity (Mg)**	**Value**
Emission rights acquired by the Group in 2005 for the 3-year accounting period	36 941 257	3 001 698
Emissions planned in 2005, including:	14 146 829	1 148 711
Estimated use of emission rights in 2005	10 826 673	880 087
Emissions planned in 2006	11 360 873	923 532
Emissions planned in 2007	11 433 555	929 455

The net value of granted emission rights as at 31 December 2005 in the balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

g) Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise - Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In the records presented 2004 and 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.

As at 31 December 2005 and 31 December 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	31 December 2005
Current assets	376 564
Non-current assets	967 682
Short-term liabilities	301 332
Long-term liabilities	494 664

	Year ended 31 December 2005
Revenues	507 330
Cost of finished goods, merchandise and raw materiale sold	(465 691)
General and administration expense	(8 855)
Financial expense	(26 878)
Profit before tax	19 372
Income tax expense	(3 808)
Net profit	15 564

(all amounts in PLN thousand)

39. Impact of IFRS adoption on prior period results

Due to the fact that effective 1 January 2005 the Group has been preparing its consolidated financial statements in accordance with IFRSs for statutory purposes, the below table presents the major differences identified and reported by the Group between IFRSs adopted by the European Union and Polish Accounting Standards (PASs) with respect to changes in the opening balance of equity as at 1 January 2004 and 31 December 2004 and data in respect of the net profit for the respective year ended 31 December 2004.

	Net profit attributable to the equity holders of the Parent for the year ended 31 December 2004
Consolidated according to PASs	2 588 981
Application of the benchmark treatment of IAS 23 "Borrowing costs"	7 052
Deferred tax on capitalized borrowing costs	(1 340)
Valuation of property, plant and equipment at fair value	(127 140)
Deferred tax on valuation of property, plant and equipment at fair value	26 076
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	(27 758)
Reversal of goodwill amortization	5 765
Consolidation of Basell ORLEN Polyolefins with proportionate method	12 355
Impairment of property, plant and equipment of ORLEN Deutschland	(65 381)
Distribution of profit other than dividends	(4 176)
Consolidation of Polkomtel S.A.	112 898
Rother	(45 105)
Consolidated according with IFRSs	**2 482 227**

(all amounts in PLN thousand)

	Total equity attributed to shareholders of the Parent Company as at 31 December 2004	Total equity attributed to shareholders of the Parent Company as at 1 January 2004
Consolidated according to PASs	11 449 650	9 155 986
Application of the benchmark treatment of IAS 23 "Borrowing costs"	(56 336)	(63 264)
Deferred tax on capitalized borrowing costs	12 230	13 593
Valuation of property, plant and equipment at fair value	1 472 701	1 598 606
Deferred tax on valuation of property, plant and equipment at fair value	(292 523)	(316 861)
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	273 611	301 369
Reversal of goodwill amortization	5 765	-
Consolidation of Basell ORLEN Polyolefins with proportionate method	77 264	58 254
Impairment of property, plant and equipment of ORLEN Deutschland	(65 381)	-
Consolidation of Polkomtel S.A.	366 576	253 678
Other	(51 949)	(33 271)
Consolidated according with IFRSs	**13 191 608**	**10 968 090**

a) Capitalization of borrowing costs – application of benchmark treatment of IAS 23 „Borrowing costs"

In accordance with the PASs, borrowing costs resulting from investment loans were stated as investment expenditure. Other financial expenses were recognized in the profit and loss when incurred. In the financial statements prepared in accordance with the IFRSs, the cost of loans and borrowings, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognized in the profit and loss statement in the period to which they refer.

b) Valuation of property, plant and equipment at fair value

In accordance with the IFRSs, the Group valued property, plant and equipment at fair value as at the date of application of the IFRSs and recognized the fair value as cost of property, plant and equipment as at that date.

c) Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

In accordance with PASs the Group settled the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost to revenues over the period from 2 to 5 years.

Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost was recognized as retained earnings.

d) Reversal of goodwill amortization

In accordance with PASs goodwill was amortized on a straight line basis over the period not longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in accordance with IFRSs, goodwill was not amortized yet decreased by impairment allowances.

e) Impairment of property, plant and equipment of ORLEN Deutschland

Due to the change in the policy discussed in detail under b) above, ORLEN Deutschland AG recognized an excess of net fair value for identifiable assets, liabilities and contingent liabilities over acquisition cost in equity as at 1 January 2005. Consequently, for the purpose of consolidated annual financial statements the impairment allowance for property, plant and equipment of ORLEN Deutschland AG was increased by the amount reflecting the above change in the accounting principles and recognized in 2004 financial result.

f) Consolidation of BOP by proportionate method

PKN ORLEN S.A. owns a 50% share in a joint-venture enterprise - Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.

In the records presented for 2004 and 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.

g) Consolidation of Polkomtel S.A.

Polkomtel S.A. was not consolidated on the past, as the Parent owned only 19.61% of votes on the General Shareholders meeting. The Parent Company states that it possesses significant influence on Polkomtel.

(all amounts in PLN thousand)

40. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

a) **Differences as to data published in the condensed financial statements as at 28 February 2006, with the effect on net result and equity:**

	Net profit attributable to the equity holders of the Parent for 2005	Total equity attributed to shareholders of the Parent Company as at 31 December 2005	Net profit attributable to the equity holders of the Parent for 2004
Data for 2005 disclosed in the condensed financial statement for IV quarters 2005	4 670 483	16 795 512	2 511 432
Financial instruments valuation adjustment	(26 512)	-	(35 127)
Provision for liquidation of warehouses base	(8 039)	(8 039)	-
Reversal of provision for business risk	49 325	49 325	-
Adjustment of excess of interest in consolidated net assets of UNIPETROL over the acquisition cost	(111 339)	(111 339)	-
Interest in change of consolidated result of UNIPETROL	(1 623)	(1 632)	-
Fair value adjustment of shares	26 490	26 490	
Deferred tax from the above adjustments	1 817	(3 905)	6 674
Other*	(15 470)	(49 910)	(752)
Data disclosed in consolidated annual financial statements for 2005	4 585 132	16 696 511	2 482 227

* including adjustment of Polkomtel S.A. results

(all amounts in PLN thousand)

b) Differences as to data published in the condensed financial statements as at 28 February 2006, with the effect on cash flow statement:

Data for 2005

	Data for 2005 disclosed in the condensed financial statement for IV quarters 2005	Data for 2005 disclosed in the annual financial statement for 2005	Change
Net cash provided by operating activities	3 634 353	3 663 889	29 536
Net cash used in investment activities	(2 289 247)	(2 503 176)	(213 929)
Net cash used in financing activities	(950 002)	(764 433)	185 569
	-------------	--------------	---------------
Cash and cash equivalents, end of period	(396 129)	(397 305)	(1 176)
	========	========	========

Data for 2004

	Data for 2005 disclosed in the condensed financial statement for IV quarters 2005	Data for 2005 disclosed in the annual financial statement for 2005	Change
Net cash provided by operating activities	3 592 088	3 636 845	44 757
Net cash used in investment activities	(2 655 387)	(2 700 144)	(44 757)

The change in presentation results from adjustments and reclassifications of consolidated financial data performed in the balance sheet and the profit and loss.

41. Other

The consolidated financial statements were authorized by the Management Board of Parent Company in its seat on 27 April 2006

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....	....	....
Vice-President	**Vice-President**	**Vice-President**
Cezary Filipowicz	Wojciech Heydel	Jan Maciejewicz
....	....	....
Vice-President	**Member of the Board**	**Member of the Board**
Cezary Smorszczewski	Krzysztof Szwedowski	Paweł Szymański

Płock, 27 April 2006

MANAGEMENT BOARD COMMENTARY
ON THE COMPANY'S OPERATIONS OF
POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CAPITAL GROUP
FOR THE YEAR 2005

INTRODUCTION

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA CAPITAL GROUP IN THE COURSE OF 2005

1.1 STRUCTURE OF THE CAPITAL GROUP AS AT 31 DECEMBER 2005

As at 31 December 2005, Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A. or Parent Company) possessed directly or indirectly shares in the following companies, which it controls, controls jointly or in which it has significant influence:

- 130 subsidiaries;
- 5 jointly controlled companies;
- 22 associate companies.

Compared to the data recorded as at the end of 2004, the number of subsidiaries, controlled and jointly controlled, as well as associate companies of the Capital Group has increased has increased from 107 to 157. The increase of the total number of companies and companies subject to consolidation arises in connection with the takeover of the Czech holding, i.e., Unipetrol a.s., and recognition of the financial results of the Czech companies in the consolidated financial statements of the PKN ORLEN S.A. Capital Group (Capital Group, Concern). In 2005, 119 companies were subject to consolidation, compared to 2004, where a number of 71 entities were consolidated.

The PKN ORLEN S.A. Capital Group consists of the companies (directly related companies, i.e. subsidiaries) divided according to the following set of criteria:

1. **Most important companies in terms of sales and equity:**

- Rafineria Trzebinia S.A. with its registered office in Trzebinia (with its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (with its Capital Group),
- Inowrocławskie Kopalnie Soli "Solino" S.A. with its registered office in Inowrocław,
- Anwil S.A. with its registered office in Włocławek (with its Capital Group),
- ORLEN-Oil Sp. z o.o. with its registered office in Kraków (with its Capital Group),
- Basell Orlen Polyolefins Sp. z o.o. with its registered office in Płock (with its Capital Group),
- ORLEN Asfalt Sp. z o.o. with its registered office in Płock,
- Unipetrol a.s. with its registered office in Prague (with its Capital Group).

2. Companies trading in liquid fuel:

- ORLEN PetroTank Sp. z o.o. with its registered office in Widełka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. with its registered office in Niemce near Lublin (with its Capital Group),
- ORLEN PetroCentrum Sp. z o.o. with its registered office in Płock,
- Petrolot Sp. z o.o. with its registered office in Warsaw,
- ORLEN PetroZachód Sp. z o.o. with its registered office in Poznań,
- ORLEN Morena Sp. z o.o. with its registered office in Gdańsk,
- Ship-Service S.A. with its registered office in Warsaw (with its Capital Group),
- ORLEN Gaz Sp. z o.o. with its registered office in Płock (with its Capital Group),
- ORLEN Deutschland AG with its registered office in Elmshorn. (Germany)

3. Companies established as a result of restructuring of the Parent Company:

- Zakład Budowy Aparatury S.A. with its registered office in Płock,
- Petrotel Sp. z o.o. with its registered office in Płock,
- ORLEN Projekt S.A. with its registered office in Płock,
- ORLEN Medica Sp. z o.o. with its registered office in Płock (with its Capital Group),
- ORLEN Laboratorium Sp. z o.o. with its registered office in Płock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. with its registered office in Płock,
- ORLEN Wir Sp. z o.o. with its registered office in Płock.

5. Transportation companies:

- ORLEN Transport Płock Sp. z o.o. with its registered office in Płock,
- ORLEN Transport Szczecin Sp. z o.o. with its registered office in Szczecin,
- ORLEN Transport Kraków Sp. z o.o. with its registered office in Kraków,
- ORLEN Transport Nowa Sól Sp. z o.o. with its registered office in Nowa Sól,
- ORLEN Transport Słupsk Sp. z o.o. with its registered office in Słupsk,
- ORLEN Transport Olsztyn Sp. z o.o. with its registered office in Olsztyn,
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. with its registered office in Kędzierzyn-Koźle,
- ORLEN KolTrans Sp. z o.o. with its registered office in Płock.

6. Other companies:

- Chemiepetrol GmbH with its registered office in Hamburg,
- ORLEN Powiernik Sp. z o.o. with its registered office in Płock,
- ORLEN Budonaft Sp. z o.o. with its registered office in Kraków.

1.2 CHANGES IN THE CAPITAL GROUP IN 2005

The structure of the PKN ORLEN S.A. Capital Group in terms of significant stakes of shares held in subsidiaries and other entities has been outlined in Note 2, Note 9 and Note 10 to the consolidated financial statements for the year 2005.

Major changes in structural and capital relations within the PKN ORLEN S.A. Capital Group in 2005 and as at the preparation of this report, include the following events which have occurred in the entitles listed below:

- **Rafineria Trzebinia SA**

On 28 January 2005, a change in the amount and structure of the share capital of Rafineria Trzebinia S.A. with its registered office in Trzebinia was registered. The share capital was reduced from PLN 43,042 thousand to PLN 42,995 thousand. The decrease in the share capital of Rafineria Trzebinia S.A. resulted from the Resolution No. 1 of 28 January 2005 adopted by the Extraordinary General Meeting of Shareholders of the company in relation to the redemption of 4,654 own shares of Rafineria Trzebinia S.A. After the decrease of the share capital of Rafineria Trzebinia SA, the share of PKN ORLEN S.A in the share capital of the company amounts to 77.15%

- **ORLEN Transport Płock Sp. z o.o.**

On 13 April 2005, the incorporation of ORLEN Transport Płock Sp. z o.o with its registered office in Płock ("bidder") with ORLEN Transport Poznań Sp. z o.o. with its registered office in Poznań and ORLEN Transport Warszawa Sp. z o.o. with its registered office in Mościska (the "target companies") was registered as a result of the transfer of all assets of the target companies to ORLEN Transport Płock Sp. z o.o.

Consequently, the share capital of ORLEN Transport Płock Sp. z o.o. was increased from PLN 26,420 thousand to PLN 26,430 thousand.

As a result of the above transaction, the interest of 97.59% of shares in the share capital held by PKN ORLEN S.A. in ORLEN Transport Płock Sp. z o.o. decreased to 97.55 %.of shares

- **NOM Sp. z o.o.**

In April 2005, PKN ORLEN S.A. has received a decision of the Arbitration Court in Warsaw stating that the agreement on the acquisition of 168,000 shares by Polskie Sieci Elektroenergetyczne S.A. with its registered office in Warsaw in the share capital of Niezależny Operator Międzystrefowy Sp. z o.o. from PKN ORLEN S.A. was not legally binding due to the non-performance of the condition precedent, i.e. lack of approval of PSE corporate bodies for the transaction. At the same time, the counter-claim filed by PKN ORLEN SA for the payment of the price for the shares in question was dismissed. Consequently, PKN ORLEN S.A. still holds 168,000 shares in NOM of the total nominal value of PLN 84,000 thousand which constitute 35 % of NOM's share capital. In the financial statements as of 31 December 2005, the shares in NOM were recognized as financial assets at the net value of PLN 18 million, including of the impairment of the said assets assessed on the basis of the valuations carried out by an independent expert.

- **Płocki Park Przemysłowo – Technologiczny S.A.**

On 12 September 2005 the share capital of Płocki Park Przemysłowo – Technologiczny Spółka Akcyjna ("PPPT S.A.") was increased by PLN 7,230 thousand up to the value of PLN 8,230 thousand through a private issue of 723,043 registered shares preferred as to the voting rights intended for the existing shareholder and founding father of the company, i.e. the city of Płock.

Moreover, on 23 August 2005, the Extraordinary Meeting of Shareholders of PPPT S. A. with its registered office in Płock has adopted a decision on an increase in the share capital by an amount of PLN 7,230 thousand, i.e. up to PLN 15,461 thousand through a private issue of shares intended for the promoter and the shareholder, i.e. PKN ORLEN Spółka Akcyjna in Płock. The increase in the share capital was registered on 23 February 2006.

On 16 March 2006, a subsequent increase in the company's share capital was registered, i.e. from the amount of PLN 15,461 thousand to PLN 25,461 thousand, i.e. by the amount of PLN 10,000 thousand through a private issue of 1,000,000 registered shares preferred with respect to voting rights, 2 votes per 1 share of D series intended in equal parts of 500,000 shares for the existing shareholders – founding fathers – of PPPT, i.e. the City of Pock and PKN ORLEN S.A. Consequently, as a result of the increase in the share capital, the company has the following capital structure:

- the City of Płock, as the promoter shareholder holds 12,730,430.00 shares constituting 50% of the share capital;
- PKN ORLEN S.A., as the promoter shareholder holds 12,730,430.00 thousand shares constituting 50% of the share capital.

- **ORLEN Medica Sp. z o.o.**

On 29 November 2005, the share capital of ORLEN Medica Sp. z o.o. with its registered office in Płock, a subsidiary of PKN ORLEN S.A., was decreased from PLN 13,273 thousand to PLN 8,992 thousand. The decrease in the company's share capital was carried out through the redemption of 8,563 shares of a nominal value of PLN 500 each in order to cover the net loss of ORLEN Medica Sp. z o.o. incurred in 2004 as a result of asset revaluation due to the adoption of International Accounting Standards in place of the previously binding Polish Accounting Standards.

- **ORLEN Laboratorium Sp. z o.o.**

On 1 December 2005, Rafineria Nafty Jedlicze S.A. has transferred to the benefit of ORLEN Laboratorium Sp. z o. o. under a sale agreement an amount of 5,000 shares in RAF-LAB Sp. z o.o. constituting 100% of the share capital of RAF-LAB Sp. z o.o.

- **ORLEN Oil Sp. z o.o.**

On 2 December 2005, PKN ORLEN S.A. has acquired from Rafineria Czechowice S.A. a number of 3,360 shares in ORLEN Oil Sp. z o.o. with its registered office in Kraków in connection with a share sale agreement. Consequently, PKN ORLEN S.A. has increased its share stake from 47.21% to 51.69%.

Moreover, the works aiming at disinvestment from 19 companies belonging to the Capital Group were continued. The latter included mostly leisure-related companies, forwarding companies, servicing and telecommunications entities. Until the date of preparation of this report, the stakes of shares in the following entities were sold:

- **ORLEN Centrum Serwisowe Sp. z o.o (former Zakład Urządzeń Dystrybucyjnych Sp. z o.o.)**

On 3 January 2005, the District Court in Opole, VIII Economic Division of the National Court Register, has registered a combination of Zakład Urządzeń Dystrybucyjnych Sp. z o.o. with its registered office in Opole (the "bidder") with the following companies (the "target companies"):

- Serwis Katowice Sp. z o.o. with its registered office in Katowice;
- Serwis Kędzierzyn - Koźle Sp. z o.o. with its registered office in Kędzierzyn – Koźle;
- Serwis Kielce Sp. z o.o. with its registered office in Kielce;
- Serwis Łódź Sp. z o.o. with its registered office in Łódź, and
- Serwis Rzeszów Sp. z o.o. with its registered office in Rzeszów,

by way of transfer of the total assets of the target companies to Zakład Urządzeń Dystrybucyjnych Sp. z o.o.

Consequently, the share capital of Zakład Urządzeń Dystrybucyjnych Sp. z o.o. has increased from PLN 6,537 thousand to PLN 6,759 thousand. Shares in the increased share capital of the nominal value of PLN 50 each were subscribed to by the existing shareholders of the target companies.

As a result of the increase in the share capital of Zakład Urządzeń Dystrybucyjnych Sp. z o.o., the stake held by PKN ORLEN S.A. decreased from 99.94 % to 96.65% of shares. The registration of the combination of Zakład Urządzeń Dystrybucyjnych Sp. z o.o. with Serwis Katowice Sp. z o.o., Serwis Kędzierzyn - Koźle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Łódź Sp. z o.o. and Serwis Rzeszów Sp. z o.o. has resulted in the target companies being stricken off the register.

On 7 April 2005, under a share sale agreement, PKN ORLEN S.A. has transferred the shares in two maintenance companies for a total amount of PLN 1,980 thousand, including:

- 6,974 shares in Serwis Mazowsze Sp. z o.o. of a nominal value of PLN 100 each, constituting 88.5% of its share capital and 88.5% of votes at the shareholders' meeting, for the total amount of PLN 700 thousand;
- 12,608 shares in Serwis Nowa Wieś Wielka Sp. z o.o. of a nominal value of PLN 100 each, constituting 99.32% of its share capital and 99.32% of vote cast at the shareholders meeting, for the total amount of PLN 1,280 thousand.

In the case of both transactions, ORLEN Centrum Serwisowe Sp. z o.o. was an acquirer.

As a result of the sale of shares in the above two companies, PKN ORLEN S.A. no longer holds shares in those entities. It should be noted that PKN ORLEN S.A. holds 99.94% of shares in the share capital of ORLEN Centrum Serwisowe Sp. z o.o.

The above transaction is another stage of the process of share disposal carried out by PKN ORLEN S.A. with respect to companies carrying out auxiliary activities. The scope of activity of the said companies includes the provision of maintenance services. As at the date of transfer of shares, the companies have been employing 89 persons.

- **DW Mazowsze Sp. z o.o.**

On 25 March 2005, under a share sale agreement, PKN ORLEN S.A. has transferred a number of 2,714 shares in Dom Wczasowy "Mazowsze" Sp. z o.o. with its registered office in Ustroń of the nominal value of PLN 600 each, constituting 98.73% of its share capital and 98.73% of votes cast at the shareholders' meeting for a total price of PLN 1,333 thousand, i.e. PLN 491 per share.

As a result of the sale of shares, PKN ORLEN S.A. no longer holds shares in DW Mazowsze.

- **Naftoport Sp. z o.o.**

On 14 April 2005, an agreement for the sale of 24 shares with a nominal value of PLN 589 thousand each and the total nominal value of PLN 14,136 thousand which, as at the agreement date accounted for 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych "Naftoport" Sp. z o.o., was concluded between PKN ORLEN, as the seller and PERN "Przyjaźń" S.A., as the buyer.

Consequently, PKN ORLEN holds 17.95% of shares in the share capital of Naftport. The remaining stakes of shares are held by the following entities:

- PERN "Przyjaźń" S.A. holds 67.95% of shares;
- LOTOS Group S.A. holds 8.97% of shares;
- Port Północny holds 3.85% of shares;
- J & S Services holds 1.28 % of shares.

- **ZW Mazowsze Sp. z o.o.**

On 20 April 2005, based on the share sale agreement, PKN ORLEN S.A. has transferred a number of 3,932 shares in Zespół Wypoczynkowy "Mazowsze" Sp. z o.o. with its registered office in Łeba, of a nominal value of PLN 1,000 each, constituting 100% of its share capital and 100% of votes cast at the shareholders meeting, for the total value of PLN 3,008 thousand, i.e. PLN 765 per share to the benefit of Przedsiębiorstwo Turystyczne "MAZOWSZE" Sp. z o.o. with its registered office in Łeba.
The ownership of shares was transferred on the purchaser on 16 May 2006. As a result of the above transaction, PKN ORLEN does not hold any shares in ZW Mazowsze.

- **Zawitaj Świnoujście Sp. z o.o.**

On 2 June 2005, based on the share sale agreement, PKN ORLEN S.A. has transferred a number of 8,219 shares in ZAWITAJ Świnoujście Sp. z o.o. with its registered office in Świnoujście, of a nominal value of PLN 500 each, constituting 100% of its share capital and 100% of votes cast at the shareholders meeting, for the total value of PLN 2,900 thousand, i.e. PLN 352.84 per share, to the benefit of Grażyna Grabowska, who has been carrying out business activity under the same business name with a registered office in Świnoujście. The ownership of shares was transferred on the Purchaser on 30 June 2006. As a result of the above transaction, PKN ORLEN does not hold any shares in ZAWITAJ Świnoujście.

- **Polimex Mostostal Siedlce S.A.**

In September 2005, PKN ORLEN S.A. has sold through a brokerage house a number of 26,455 ordinary bearer shares of F series in Polimex Mostostal Siedlce S.A. with its registered office in Warsaw, a company listed at the stock exchange, of a nominal value of PLN 1 each, representing 0.14% of the company's share capital for the total amount of PLN 1,190 thousand.
As a result of the above transfer, PKN ORLEN will no longer hold any shares in Polimex Mostostal Siedlce S.A.

- **Petrotel Sp. z o.o.**

Upon a sale agreements dated 24 October 2005, PKN ORLEN S.A. has transferred to Petrotel's employees 463 shares in Petrotel Sp. z o.o. with its registered office in Płock, of a nominal value of PLN 1,000 each, for the total value of PLN 463 thousand. As a result of the above transaction, PKN ORLEN S.A. has reduced its participation from 80.65% to 75.00%.

- **SAMRELAKS Mąchocice Sp. z o.o.**

Under the sale agreement dated 21 March 2005, PKN ORLEN S.A. has transferred 13,449 shares in SAMRELAKS Mąchocice Sp. Z o.o. of a nominal value of PLN 500 each, constituting 100% of its share capital and 100% of votes cast at the shareholders meeting, for the total value of PLN 4,000 thousand, i.e.

approx. PLN 297.42 per share, to the benefit of the following natural persons: Bogdan Buczek (6,725 shares) and Jozef Porębski (6,724 shares). The ownership of the shares was transferred on the purchasers on 3 April 2006. The book value of the shares recognized in PKN ORLEN S.A. books as of 31 December 2005 amounted to PLN 2,505 thousand shares. As a result of the above transaction, PKN ORLEN S.A. does not hold any shares in SAMRELAKS.

1.3 PROJECTED DIRECTIONS OF DEVELOPMENT AND POLICY OF THE CAPITAL GROUP

The objective of PKN ORLEN S.A. is to hold a strong Capital Group supporting the core business of the Concern in the area of processing, distribution, logistics and sale of refining products.
Key goals of the policy towards the Capital Group include:

- Implementation of the segment management from1 January 2006;
- Strengthening of the position in the core business companies and control over their activity through the segment management facility;
- Restructuring of the strategic assets and their consolidation aiming at the continuous building of the value of the Group companies;
- Disinvesting of non-core assets;
- Investments in the core business companies which provide perspectives of market growth above its average value and stimulate the increase of the economic value of the Group.

The main aim of the segment management is to increase the management effectiveness within the Capital Group, the utilization of the scale effect and cost and revenue synergies in the Group i.e. PKN ORLEN S.A. together with companies from the Capital Group.
Implementation of the segment management shall contribute to the increase in responsibilities of major business areas and the support function for the companies constituting the Capital Group. The business areas shall be responsible for the allocated companies. The allocation would allow optimization of activities within the business areas, enabling identification and realization of synergies resulting from the scale of operating activities of the Group.

Due to above in 2005 the following actions were realized:

- the companies allocation to the appropriate business segments and support functions of the Group in accordance with their business and functional responsibilities,
- changes in Supervisory Boards of the Capital Group companies based on the unified selection system, resulting in nomination to a particular Supervisory Boards representatives from the business areas or support functions, the finance structures and the Capital Group Office,
- unification of corporate documents: agreements, articles of association in companies from the Capital Group and Supervisory Boards and Management Board Rules in selected companies from the Capital Group ,
- implementation of the Management by Objective in selected companies from the Capital Group.

In the fourth quarter of 2005 the Management Board and the Supervisory Board of PKN ORLEN S.A.

approved "The Rules of the corporate governance over the PKN ORLEN S.A. Capital Group related to introduction of the segment management from 1 January 2006".

The following directions of development are promoted in relation to companies from the Capital Group:

Strategic companies

The restructuring and consolidation of the southern assets project embraces the following companies:

- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The plan aims to increase of the engaged capital of PKLN ORLEN S.A. due to optimization of production structures complying in reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of above the entities. The project is intended also to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 the Management Board of the PKN ORLEN S.A. approved a restructuring project for the southern assets which aims at:

- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically effective),
- restructuring of companies from the capital groups covered by the project.

Rafineria Trzebinia S.A.

- Activities aiming at increasing operational effectiveness of the company;
- The plans for future business operations are based on the production of methyl esters and bio-fuels. Current development projects assume increase in the production capacity of methyl esters in Rafineria Trzebinia S.A. up to the level of 200 thousand tonnes a year;
- The company finalized new investments in order to diversify and modernize its business, i.e. installation for hydrorefinig of paraffin and installation for methyl esters production;
- Currently the company works on the quality of goods generated by those installations;

Rafineria Nafty Jedlicze S.A.

- the works are in progress in respect of the restructuring and improvement action plan that would allow to maintain the value of the company and simultaneously minimize social costs of its implementation;
- possibilities of the niche production of oil derivative products are analyzed;
- the company works on better utilization of the Regeneration Installation of Used Oils;
- the company leased in December 2005 the production unit – oils and lubricant to ORLEN Oil Sp. z o.o.;

ORLEN Oil Sp. z o.o.

- The company realizes the strategy of consolidation of assets related to the production of lube oils within the structure of the Capital Group in order to create a uniform centre managing the oil segment of the Concern;
- In 2004, the company has acquired assets constituting Oil Department of PKN ORLEN S.A.;
- In December 2005, PKN ORLEN S.A. has purchased from Rafineria Czechowice S.A. a number of 3,360 shares in ORLEN Oil Sp. Z o.o. and thus increased its share from 47.21% to 51.69%
- the company was covered by the project of restructuring and consolidation of the southern assets.

Other strategic companies

Anwil S.A.

- The target area of operations includes PCV, plastics and fertilizers production, the company is the largest recipient of ethylene from PKN ORLEN S.A.;
- Modern production line for chloride vinyle and PCV and a recent installation for nitro-chalk and other installations of the production line (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector;
- Modernization of installation to production of chlorine using membrane technology;
- It is being considered whether or not to sell in the future the secondary activity of the company, i.e. production of fertilizers, due to its poor relation with core business of PKN ORLEN S.A.

IKS Solino S.A.

- IKS uses exploited areas in salt mines as unconventional storage sites for crude oil and fuels of PKN ORLEN S.A.;
- In 2005, the company has accomplished the second stage of the investment "Construction of the underground warehouse for crude oil and fuels"; the last stage will be completed in 2006. It will be one of the largest underground warehouses in Europe;
- The company plans to increase the capacity of storages by 5 million m^3.

Basell ORLEN Polyolefins Sp. z o.o.

- In October 2005, BOP has opened two new plants for the production of polypropylene and polyethylene; those plants are the most innovative plants worldwide producing polyolefins. The investment cost amounted to EUR 500 million;
- Production capacity of the new plants amounts to 400 thousand tonnes of Spheripol and 320 thousand tonnes of Hostalen which places them in the group of the larges polyolefin plants in Europe.

ORLEN Deutschland AG

- It is planned to keep the company in the PKN Capital Group, provided that the effectiveness of its operations improves;
- The restructuring plan was approved in 2005 assuming gradually improvement of the profitability. The realization of the restructuring activities consisting in the discontinuance of unprofitably gas stations and the activities aiming at the acquisition of other German gas station network in order to increase the market share.

Fuel companies (Regional Market Operators)

- Activities in the area of fuel companies comparison in the purchase of shares by the Concern from minority shareholders – In 2004 the shares were purchased in ORLEN Petroprofit Sp. z o.o. and ORLEN Morena Sp. z o.o. In March 2006, the purchase of shares in ORLEN Petrozachód has been concluded;
- The strategy towards Regional Market Operators comprises in the separation from companies the retail market operation and the restructuring of the assets not related to the core business, i.e. fuels wholesale. In 2005, the transfer process of the gas stations owned by Regional Market Operators to the Concern's retail trade network has been started.

Non-core business companies:

1. Service companies

- Strong branch group was created within ORLEN Centrum Serwisowe secures a strong position of the consolidated entity.

2. Transport companies

- A branch group was formed within ORLEN Transport Płock through the sale of shares in 2 transport companies in Warsaw and Poznań. In 2005, the consolidation process has ended by way of combination into a single business entity;
- The company intends to keep in southern Poland ORLEN Transport Kraków as an integrator of the

transport companies in the South of Poland; cooperation with Unipetrol has been planned;

- Sale of the following 5 transport companies is planned:
  - ORLEN Transport Kędzierzyn Koźle,
  - ORLEN Transport Nowa Sól,
  - ORLEN Transport Słupsk,
  - ORLEN Transport Olsztyn,
  - ORLEN Transport Szczecin.

3. Leisure-orientated companies

- In 2005 the company has sold three leisure-companies, i.e. DW Mazowsze Sp. z o.o., ZW Mazowsze Sp. o.o., ZAWITAJ Świnoujście Sp. z o.o.
- In April 2006, the sale of SAMRELAKS Mąchocice Sp. z o.o. will be finalized the sale process of the last leisure company.

4. Maintenance companies

The maintenance companies will remain within the ORLEN Group due to their strong relation with the Company's core business and the important role they play in the maintenance of technical operationality of the main production installations.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN S.A. GROUP COMPANIES

In the first months of 2005, the Organizational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 6 December 2004 were in force. Under the Regulations, the organizational structure of the Parent Company consisted of Head Offices in Płock and Warszawa, Production Plant in Płock and 12 Regional Organizational Offices in Białystok, Gdańsk, Katowice, Kraków, Lublin, Nowa Wieś Wielka, Płock, Poznań, Rzeszów, Szczecin, Warszawa and Wrocław, having the status of an employer as defined by Art. 3 of the Labor Code. Regional Organizational Offices were composed of Regional Wholesale Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices.

In 2005, within the preparations for the process of integration of capital assets of PKN ORLEN S.A. and UNIPETROL Holding a.s., particular Reporting Directors commenced analytical research on the integration process within the scope of certain aspects of their competencies in order to achieve the resulting effect of synergy. Moreover, activities aiming at developing trade-effective structures, maximization of sales and economic result within the restructuring project for regional offices in the area of retail sales, investments and maintenance of gasoline stations and finance were conducted. Therefore, on 1 July 2005 the new Organizational Rules and Regulations of PKN ORLEN S.A. were adopted. The Regulations introduced a new regional structure. In place of Regional Retail Trade Offices operating at eleven locations, three regions were determined, i.e. East Retail Trade Region based in Kielce, South Retail Trade Region based in Katowice and West Retail Trade Region based in Poznań. Former Regional Investments and Maintenance Offices operating at six locations were reduced to three units, i.e. East Investment and Maintenance Unit based in Lublin, South Investment and Maintenance Unit based in Katowice and West Investment and Maintenance Unit based in Poznań, plus the Gas Stations Settlements Department and Stock Count Department. In addition, in place of eleven regional Financial Offices and three Financial Offices, three regions were determined, i.e. East Finance and Accounting Office based in Lublin, South Finance and Accounting Office based in Katowice and West Finance and Accounting Office based in Poznań. Regional Wholesale Offices and regional logistics, administrative, prevention and human resources offices remained unaffected.

The Organizational Rules and Regulations were subsequently amended on 22 August 2005. Till this date the status of the employer, as defined by Art. 3 of the Labor Code was assigned to Regional Organizational Offices within PKN ORLEN S.A. and the Head Offices in Płock. In accordance with the resolution of the Extraordinary Shareholders Meeting dated on 25 June 2005 concerning removal of point 5 of paragraph 2 from the PKN ORLEN S.A. statute and registration of this change in the Commercial Court, regulations related to the employer were changed. Currently, on behalf of PKN ORLEN S.A., that is defined by Art. 3 of the Labor Code as the employer, the activities pertaining to the labor law are performed by the President of the Management Board as the General Director or persons authorized by him.

Furthermore, in 2005 extensive activities have been carried out in connection with the implementation of the segment management as of 1 January 2006. On 10 November 2005, the implementation process was communicated to the managing staff of the PKN ORLEN S.A. Capital Group and trade unions operating within PKN ORLEN S.A. Projected applications will allow determining precisely the scope of duties of particular executive directors in terms of segment coordination and their supportive function within the operations of the whole the Concern. The segment management results also in the transfer of certain decision-making process to the middle management level, simplification of procedures, clearly defined responsibility for decisions made and focusing on key objectives. Consequently, the said activities will produce a number of benefits for all the companies from the Capital Group, including optimization of investment expenses, synergy of production and sales as a result of optimization of operational planning, coordination of purchasing policy within the Capital Group, centralization and cost savings within the support function, including cost cutting in particular companies. In accordance with the assumptions made, the implementation of the segment management process will involve the Czech capital group Unipetrol a.s. as of 1 January 2007.

On 18 November 2005, the Management Board has approved the new Organizational Rules and Regulations which became binding on 1 January 2006. The said Regulations have introduced a new allocation of duties to particular Members of the Management Board and authorized the implementation of the segment management process. Moreover, new components of the organizational structure have been introduced, i.e. segment and support function, and rules of segment management and segment separation criteria have been defined and identified together with manner of appropriating individual companies to specific segments. Executive Directors within particular organizational departments were allocated companies from the Capital Group, in accordance with the factual supervision over a given area (segment) within PKN ORLEN S.A.

On 22 December 2005, the Supervisory Board of PKN ORLEN S.A. has decided to increase the number of the Members of the Management Board from 6 to 7. Consequently, on 22 December 2005, the new Organizational Rules and Regulations of the Company was adopted and entered into force on 1 January 2006. In accordance with the said Regulations, the duties of Members of the Management Board have been assigned in the following manner:

- President of the Management Board, General Director;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Crude Oil Mining and Trading;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Financial Officer;

- Member of the Management Board, Organizational Structure and Capital Group.

Duties of the Deputy General Director for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment. The new organization unit formed as of 22 December 2005, supervised by the Vice-President of the Management Board for Crude Oil Mining and Trading, comprises Crude Oil Trading Unit and Upstream Unit which supervise the activities within the sector of crude oil and natural gas prospecting and upstream.

On 1 January 2006 11 Reporting Directors were appointed, who took over the responsibility for results and coordination of particular segments or support functions within the Group, including the realization of the synergy, especially through the unification of strategies, plans and daily operating activities and implementation of unique standards and procedures within the Group. The range of responsibilities of Reporting Directors covers also daily operating activities of an allocated segment and a support function.

The Supervisory Board of the Parent Company at the meeting held on 31 March 2006 has dismissed as of 31 March 006 Dariusz Witkowski from the position of the Member of the Management Board of PKN ORLEN S.A. At the same time, Krzysztof Szwedowski was appointed as the Member of the Management Board.

Apart from the above organizational and legal changes in the Parent Company, significant changes in two companies of the Capital Group were observed:

- **Rafineria Nafty Jedlicze S.A.**

In 2005, there were further changes in the work organization within the company aiming at improving its time efficiency reducing activity costs, and improving the effectiveness of task performance by the employees, namely enhancing the operations of the company. The most important changes include:

- closing down the Trade unit and replacing it with Sales organizational unit directly supervised by the Trade Director; the number of posts of the Sales unit was increased, while decreasing the number of posts in the former Supplies Team;
- establishment of Purchases and Logistics unit, directly supervised by the Trade Director thus replacing the Supplies Team; the unit controls also the Supplies Warehouse;
- separation of the Oil and Lubricants Warehouse from the former Trade unit, which is currently supervised directly by the Director of the Oil and Lubricants production unit;
- establishment of an independent post of Production and Sales Coordinator, supervised directly by the Director of the Oil and Lubricants production unit;
- dissolution of the former Technology and Production Development Team operating within the Optimization and Settlement of Production unit and subsequent formation of the Optimization and Settlement of Production Team.

- **ORLEN Deutschland AG**

In 2005, certain changes in the company's management structure have been introduced. In the non-fuel goods unit, the organizational structure was simplified in order to reduce the time of the decision-making process within that unit. In addition, 17 cross-unit project groups to be responsible for particular projects were appointed. Work progress is reported by each group directly to the Member of the Management Board responsible for the restructuring process of the company.

III. CURRENT AND PROJECTED FINANCIAL STANDING OF THE CAPITAL GROUP

3.1 DESCRIPTION OF SIGNIFICANT RISK FACTORS

The most important risk factors having an impact on the performance of the Parent Company included as follows:

- **Fluctuations in crude oil and refinery products prices and margins**

Fluctuations in crude oil prices and considerable fluctuations in finished goods prices on world markets cause significant variations in margins generated by the Concern. In 2005, the average quotations price of Brent barrel increased by 42.5% in comparison with the prices in 2004 to the level of USD 54.56/bbl. Additionally, in the course of 2005 there were considerable increases in refinery product margins on quotations (crack), which positively influenced the result of the Parent Company and to the Capital Group companies producing and trading in fuels. Margins on diesel oil increased by 29.2% to the level of USD 132.78/tonne, on Ekoterm by 48.9% to the level of USD 101.79/tonne, and on Jet A-1 by 41.3% to the level of USD 156.04/tonne. The lowest increase was recorded for margins on quotations of gasoline, i.e. increase by 11.0% to the level of USD 126.55/tonne. The margins on petrochemical products have considerably dropped, i.e. on benzene by 22.8% to the level of USD 422.03/tonne, on glycols by 0.4% to the level of USD 131.14/tonne and on ethylene by 48.3% to the level of USD 507.26/tonne; however, the margins on propylene in 2005 have increased by 15.8% to the level of USD 476.02/tonne.

- **Fluctuations of foreign exchange rates**

Exchange rate fluctuations have significant impact on sales revenue and result of the Parent Company (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realized by PKN ORLEN S.A. are denominated in US dollars and Euro. The majority of revenues from sale are collected in Polish zloty, whereas product prices are fixed on the basis of price formulas of products denominated in US dollars. As a result of the above trends, fluctuations in the exchange rate of PLN in relation to foreign currencies have a significant impact on the result generated by PKN ORLEN S.A. The average PLN/USD exchange rate decreased by 11.3% to the level of PLN 3.23 (by arithmetic average of daily exchange rates published by NBP within the period from 1 January to 30 December 2005). At the same time, EUR against PLN exchange rate has fallen by 11.2% to the level of PLN/EUR 4.02.

- **Changes in fiscal policy and binding legal regulations**

Restrictive fiscal policy with regard to excise duty and VAT tax is of great importance for the economic situation of the Concern. Fiscal policy consists in enlarging its subject range and increasing excise duty rates for crude oil products. While prices of products are at high level, it creates an additional barrier preventing the Concern from transferring of all its operating costs on products' selling prices. Moreover, frequent amendments of fiscal regulations make them unclear and ambiguous, and produce different legal interpretations within administrative bodies themselves and between those bodies and tax payers.

The year 2005 proved to be another year of changes in the demand structure in case of engine fuels due to increased demand for automotive liquid gas and diesel oil, while the gasoline market has seen stagnation. From 1 January 2005, gasoline and diesel oil quality requirements became stricter. In case of gasoline, sulphur content was reduced from 150 ppm to 50 ppm and aromatic compound content was reduced from 42% to 32% of the volume. In case of diesel oil, the permissible content of sulphur was limited to 50 ppm (from 350 ppm previously) and excise duty allowance was introduced for sulphur-free diesel oil (sulphur content <10 ppm).

The above changes have had an impact on limitation of flexibility in the engine fuels production and increase of unit production costs. The introduction of the excise duty allowance for sulphur-free diesel oil enabled PKN ORLEN S.A. to boost its production in this area. Consequently, some investment decisions have been made in order to improve low-sulphur engine fuels production flexibility and lower the production costs.

- **Economic growth**

GDP increase estimate for 2005 was reported at the level of 3.2% in comparison with 5.3% in 2004 (fixed prices). GDP has recorded an increase mostly due to increase of exports/ exportation and domestic demand. In accordance with preliminary data calculations, domestic demand has in 2005 has increased by 1.9%, while in 2004 it increased by 5.9%. Slower economic growth and low domestic demand in Poland have resulted in a reduced consumption of liquid fuels.

- **Unemployment ratio**

The unemployment ratio has slightly improved in the year 2005. At the end of 2005, the unemployment ratio amounted to 17.6% compared to 19.00% at the end of 2004. High unemployment rate in Poland continues to be one of the factors which limit internal demand and affects the level of the Company's sales.

- **Inflation**

According to data published by the Central Statistical Office ("GUS"), the average annual increase in prices of consumer goods and services in 2005 was lower than in 2004 (2.1% compared to 3.5% respectively). Changes in prices of consumer goods and services cause fluctuations of fuels, which on the other hand, limits the demand among consumers.

- **Interest rates**

Exceptionally low inflation rate recorded in 2005 and desirable stimulus for the revival of economy have positively affected the reduction of reference interest rates. At the end of 2005, pawn loan interest rates have reached the level of 6.0%, whereas rediscount of bills amounted to 4.75% (8.0% and 7.0% respectively at the end of 2004).

The LIBOR 3M rate for US dollars has increased by 1.0 pp in comparison to the end of 2004, whereas EURIBOR 3M rate for Euro increased by 0.3 pp. The level of interest rates affects the cost of debt.

- **Mandatory reserves**

The Act on the Amendment of State Reserves and Mandatory Reserves (Journal of Laws No. 143, item 1201) has entered into force as of 1 July 2005. The Act regulates the issues related to the Poland's accession to the European Union. At present, reserves are made on the basis of production volume, purchases within EU and imports made by an entrepreneur in the previous year, decreased by supplies within EU and exports. From 1999, the required level of mandatory reserves has been increasing by 7 days on a yearly basis, so as to reach the number of 76 days by the end of 2008. Moreover, the Ministry Material Reserves Agency is to maintain state reserves of liquid fuels in the amount equal to 14-day consumption of fuels in a given year. The Parent Company makes and maintains mandatory reserves of fuels, semi-products and crude oil.

- **Decrease in vehicle sales**

According to the data gathered by Samar, 235.5 thousand new vehicles were sold in Poland in 2005. This result is comparable with sales observed in 1991 and lower by 26% then the sales in 2004. The decrease in the level of sales of new vehicles results from importation of used vehicles. The number of used motor-cars imported to Poland in 2005 amounted to 870.8 thousand, compared to 828.0 cars in 2004.

- **Characteristic of Polish gasoline retail market**

Polish gasoline retail market in 2005 was influenced by the following factors:

- stabilization within the segment of price-sensitive customers, i.e. those, who look for the best price offers irrespective of the quality and source of the product with a simultaneous development of the quality-sensitive client segment, i.e. those customers, who look for prime quality products against an attractive price, which results from the vehicle fleet renewal;
- further development of gasoline stations located by shopping centers and supermarkets;
- limited share in the market of privately-owned and independent gas stations in connection with the development of network stations (own stations and franchise stations) and introduction of strict

environmental regulations, i.e. necessary adjustment investments as regards fuel storage within gas stations;

- stabilization of the segment of non-committed clients, i.e. those, who choose the nearest station when fuel is needed, which corresponds to approx. 10% of the market, as elsewhere in Europe.

- **Domestic fuel consumption**

In accordance with estimates made by PKN ORLEN S.A., fuel consumption in Poland in 2005, including sales by local refineries and import, reached 13,398 thousand tonnes, which represents a drop by approximately 1% in relation to 2004. In 2005, gasoline consumption has fallen by 5% due to the steadily increasing consumption of LPG (increase by approx. 18%) and significant increase of fuel prices on world markets. Poland is one of the European leaders on liquid gas market, considering the number of vehicles powered with LPG. The development of this market relies mostly on the competitiveness of LPG retail price in relation to gasoline price.

The increase in the consumption of diesel oil (DO) in 2005 is estimated at approx. 6%, which corresponds to the tendency established in May 2003 and is a sign of increased economic activity of local business entities and foreign forwarders in transit through Poland. The increase in the consumption of DO results also from a general European tendency to change the structure of vehicle fleets for vehicles powered with compression-ignition engines. The consumption of DO in 2005 could rise even more, however, high prices of fuels on world markets and in Poland, as well as illegal use of light heating oil (LHO) for traction purposes have a negative impact on this figure.

The consumption of light heating oil in 2005 has dropped by 9%. The main factor which generated the decrease in the LHO demand is gradual removal from use of heat furnaces powered by LHO and low competitiveness of the latter in relation to liquid gas used for heating purposes; the proportion of LHO price to LPG price which amounted to 82% in 2004 has risen to 94% in 2005.

- **Imports of fuels**

The estimated import of fuels to Poland in 2005 has increased in case of diesel oil and light heating oil, whereas import of gasoline has decreased. It is estimated that imports of all gasoline in 2005 constituted 18% of fuel imports in general, which amounts to 602 thousand tonnes, where imports of domestic refineries amounted to 8% only, the remaining figure representing imports by other entities. According to Agencja Rynku Energii S.A., the biggest import of gasoline was recorded in Slovakia (43%), then in Germany (41%) and Lithuania (9%).

In accordance with preliminary calculations, an approximate volume of 2,340 tonnes of diesel oil were imported to Poland in 2005, i.e. 14% more then in the previous year. DO imports by local refineries constitute 18%, the remaining figure being imported by independent entities. Imports of diesel oil in 2005 constituted 69% of the overall volume of fuel imports (67% in 2004). The majority of diesel oil was

imported from Germany (31%, compared to 16% in 2004), Belorussia (26%, compared to 41% in 2004), Lithuania (13%, compared to 17% in 2004) and Slovakia (13%, compared to 6% in 2004).
In accordance with preliminary estimates, the totall imports of light heating oil in 2005 amounted to 437 thousand tonnes compared to 338 thousand tonnes a year earlier, which gives an increase of approx. 29%. Local refineries have imported only 16 thousand tonnes, while the remaining volume was imported by independent operators. In 2005, the majority of light heating oil was imported from Germany (32% of the total LHO, compared to 71% in 2004), Latvia (27%, compared to 0% in 2004), Lithuania (23%, compared to 1% in 2004) and Russia (18%, compared to 12% in 2004).

- **Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares**

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
In relation to the agreements concluded with Agrofert Holding a.s., in the second quarter 2005 the Management Board of PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.
Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.
On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress. The risk related to the above described proceeding has been recognized in these consolidated financial statements.
On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.
On 3 April 2006 Agrofert Holding a.s. informed via the mass media that it filed another suit against PKN ORLEN to the Court of Arbitration of the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague. Until the date of preparation of the foregoing financial statements, PKN ORLEN did

not receive a copy of the suit. Consequently, both the subject and legal justification of the suit submitted by Agrofert Holding a.s. is unknown to the Company.

In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of the report the parties are conducting mediations aimed at amicable settlement of the dispute

- **Sale of shares in NOM Sp. z o.o.**

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Międzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce (PCC) in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.

On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.

The District Court set a trial date on 23 March 2006. On 6 April the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE. The verdict is not legally binding and may be appealed against. The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.

On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.

On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand.

According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. The Court of Arbitration did not declare the date of next seating.

As of 31 December 2005, shares in NOM were presented in the financial statements as investments in associates in the net amount of PLN 18 million, after consideration of an impairment of shares allowance based on independent expert's valuation.

The main risk factors with selected entities from the Capital Group include as follows:

- **Agreement with Deza a.s.**

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of ALIACHEM a.s.

Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit regarding invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005 calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.

On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that Deza a.s. filed a separate claim against Unipetrol a.s. in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the claim submitted by Deza a.s.

On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol intends to submit an annulment to the warrant for payment to the Court as well as it plans to claim invalidity of the agreements again.

Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. has initiated the process of evaluation the risk.

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 31 December 2005 in the amount of CZK 3,654 million as long-term financial investments. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

- **ORLEN Deutschland AG**

Strong competition on the German fuel market and current situation regarding retail margin differential have significantly influenced financial results of ORLEN Deutschland. In April 2005, higher margins on the German fuel market have finally improved the profitability of trading in fuels. Continuous downward trend in the sales of crude oil-derived products in Germany will encourage carrying out disinvesting activities in 2006, targeted at stations which do not generate profits.

- **ORLEN Gaz Sp. z o.o.**

Fiscal policy aiming at establishing the same level of excise duty for light heating gas and LPG and assuming gradual increase of the rate of the excise duty payable on liquid gas a significant impact on the development and level of sales of LPG. Moreover, unfair commercial practices of small distribution companies consisting in circumventing the excise duty, VAT and income tax through the introduction to trading of non-evidenced gas, which as a result leads to the worsening of profitability of operations of big enterprises dealing in gas distributors.

- **Anwil S.A.**

The situation in agriculture, where the reduced average buying price of cereals on the agriculture market in the first half of 2005 and prices of pork and poultry livestock results in lower consumption of mineral

fertilizers. The forecast for mineral fertilizers consumption in 2006 assumes similar level to the figures recorded in 2005. Due to a significant decrease of the cereal to mineral fertilizes price ratio and reduced crops in 2005, one should not expect a substantial increase in the demand for mineral fertilizers.
In addition, the inflow of resources from EU funds for investments in infrastructure has a positive effect on the results of construction industry, which as a consequence, generates an increased demand for polyvinylchloride (PVC). However, the increase of production capacity of PVC plants in Asia, particularly in China, causes dislocation of sales directions of PVC manufacturers. Diminished potential of product location within Asian markets generates increased competition on domestic European markets.

- **Rafineria Nafty Jedlicze S.A.**

Cost-effectiveness of crude oil transportation has dropped in connection with discontinuation of the transportation tax allowance and therefore, there is a serious risk that the crude oil processing will be discontinued. It is also possible that tax regulations with respect to heating oils parameters will be amended and excise duty in this group of products will rise. As a result, revision of the product range structure will be necessary and profitability will drop.

- **Rafineria Trzebinia S.A.**

Changes to the crude oil and fuel market have forced Rafineria Trzebinia S.A. to modify the market strategy previously adopted. In the second quarter of 2005, the occurrence of certain market factors has impaired the efficiency of installations and consequently caused a decision on suspending crude oil processing starting from July 2005. The above-mentioned decision was only speeded up by more then ten months, as compared to the original plans

- **ORLEN Transport Kraków Sp. z o.o.**

In connection with inspection carried out by the employees from the Customs Office in Kraków in order to verify whether Orlen Transport Kraków has been correctly applying a reduced rate of excise duty to the sale of heating oil in the period form 2001 to 2002, a provision in the amount of PLN 7,192 thousand was created as at the balance sheet date towards potential additional tax liability under excise duty. The amount of the provisions to be established was determined on the basis of register drawn up by the employees from the Customs Office, including volume of heating oil sold, in relation to which certain formal defects were revealed in the statements made by the purchasers of the heating oil. Due to the above-mentioned circumstances, the Company will be charged with an additional tax liability in 2006.

- **IKS SOLINO S.A.**

In the nearest future, it will be necessary to search for new salt deposits as the currently mined deposits are depleting. Introduction of changes to the mining technology of salt deposits requires considerable outlays for geological and geophysical surveys which exceed the company's financial potential. Therefore, it is necessary to look for external source of financing.

Risk factors and contingency affecting the operations of the PKN ORLEN S.A. Capital Group are also listed and described in Note 33 to the consolidated financial statements for 2005.

3.2 PRODUCTION

In 2005, crude oil processing by the companies from the PKN ORLEN Capital Group amounted to 15,383 thousand tonnes and was by 21.6% higher in comparison with the respective figures in 2004. Such a significant growth resulted from the recognition of Unipetrol a.s. output in the 2005 figures (from June to December 2005); Unipetrol has processed 2,621 thousand tonnes of crude oil.

In 2005, crude oil processing by the Parent Company itself amounted to 12,569 thousand tonnes and was by 3.1% higher in comparison with the respective figures in 2004. The volume of crude oil processing has increased due to a possibility of raw-material production for the modernized installation of Olefin II plant. In 2005, the yield from fuels amounted to 68.1% in proportion to the crude oil processed, i.e. it dropped by 0.3 pp. in comparison with 2004, whereas the yield from refined products (gasoline, fuel and diesel fractions and liquid gas) amounted to 79.8%, i.e. it dropped by 0.8 pp. below the level recorded in 2004. Main factors responsible for the decrease in the yield from fuels and refined products were as follows:

- planned rests of Soft Asphalt Hydrodesulphurization installation;
- planned rest of Hydrocracking installation;
- directing gasoline fractions to the modernized installation of Olefin II plant.

The most important events in 2005 in the area of the Parent Company production included:

1. Production of unleaded fuels in compliance with EN 228:2004 requirements for engine fuels effective from 1 January 2005. Permissible levels of two parameters were restricted, i.e. aromatic compound content was reduced from 42% of the volume to 35% of the volume and sulphur content was reduced from 150 mg/kg to 50 mg/kg. In September 2005, the production of new motor gasoline "VERVA 98" was launched with sulphur content to the level of 10 ppm and higher content of special enriching additives.
2. Production of Ekodiesel Ultra diesel oil with sulphur content below 10 mg/kg, which was included in PKN ORLEN S.A. offer from 1 January 2005. The oil meets the highest quality and environmental standards for fuels used in compression-ignition engines in EU countries. Such a low level of sulphur in diesel oil will be imposed as binding in the EU countries in 2009. In September 2005, the production of a new type of diesel oil VERVA DO with cetene number 55 and special enriching additives was launched.
3. Agreement with AXENS (basic design, license and catalyst delivery) for diesel oil stabilizing unit installation from Hydrodesulphurization of Soft Asphalt was concluded in January 2005. The opening of the installation is planned for the end of 2007.
4. The necessity to process the mixture of Rebco crude oil and low-sulphur oil for the purposes of the low-sulphur fuel production for the power plant due to the planned rest of HOG installation. The

share of low-sulphur oil in the total processed raw material amounted to 1.4% in 2005.

5. In connection with the modernization of petrochemical installations (Olefin II, Butadiene II, Gasoline Hydrogenetion and Pyrotol plants) and maintenance rests at other installations: Ethylene Oxide I and II, Glycol I and II and Phenol, the production of petrochemical products was reduced in the period from May to July 2005.
6. In June 2005, technological start-up of the modernized Fragrance Extraction Plant producing benzene and toluene based on raw materials from Reforming V and Olefin II. Production capacity of the modernized Plant is 27.4 t /h for toluene and 22.4 t/h for benzene.
7. In July 2005, start-up of the modernized installation of Olefin II (WOII). Production capacity of the intensified and newly constructed installation system WO II amounts to 702 thousand tonnes of ethylene and 380 thousand tonnes of propylene.
8. Processing of the 400-million tonnes of crude oil on 11 October 2005 in the Main Production Plan in Płock.
9. Completion of all mechanical and installation works, including pressure tests of piping system at the installation of Desulphurization (Sweetening) of Cracked Gasoline in November 2005. In December, all devices were installed and DCS control system was put up. The launching of the installation is planned in the first half of 2006.
10. The Management Board of PKN ORLEN S.A. has decided and the Supervisory Board has approved the decision to build a new Paraxylene installation in Płock with production capacity of 400 thousand tonnes of paraxylene per year and a PTA installation in Włocławek with production capacity of 600 thousand tonnes of PTA per year.
11. Participation in Solomon Benchmarking, Fuel Evaluation Study, and Product Quality Control Evaluation. The aim of this task was the comparison of the operation of the refinery to operation of competitors. PKN ORLEN S.A. was placed in the world top, i.e in I quartile, comparing to all competitors of the Study and to competitors located in Eastern Europe in the following areas: return on investment, net margin, maintenance index.

3.3 INFORMATION CONCERNING BASIC PRODUCTS AND SERVICES, SALES MARKETS AND SUPPLY SOURCES FOR COMPANIES FROM THE CAPITAL GROUP

Information concerning the basic products and services as well as sales markets and supply sources for the Capital Group companies is further presented in the Additional Information.

3.4 FINANCIAL INDEBTEDNESS AND RESOURCES MANAGEMENT

As at 31 December 2005, the level of long-term and short-term loans, borrowings and debt securities issued within the PKN ORLEN GROUP amounted to PLN 4,516,797 thousand and was higher by PLN 2,185,634 then the level of indebtedness as at end of 2004. However, as at 31 December 2005 the Parent Company has recorded a decrease in the financial indebtedness by PLN 9,398 thousand compared to the figure recorded as at 31 December 2004.

(in PLN thousand)	Loans and borrowings		Cash and cash Equivalents		Net debt	
	2004	2005	2004	2005	2004	2005
According to maturity:						
Long-term	2,083,536	3,405,978				
Short-term	247,627	1,110,819	1,853,653	1,335,374		
Total	2,331,163	4,516,163	1,853,653	1,335,374	477,510	3,180,789

As at 31 December 2005, net financial indebtedness within the Capital Group has increased by PLN 2,807,007 thousand to the level of PLN 3,285,056 thousand in comparison with the level recorded at the end of the year 2004. The ratio of indebtedness has risen as a result of sale of short-term securities carried out in the course of 2005 in order to finance the acquisition of Unipetrol a.s. The increase in net financial indebtedness and value of net equity have led to the growth of financial debt to equity ratio (loans, borrowings and debt securities less cash less short-term investments to net equity) to the level of 17.0% as at the end of the year 2005 compared 3.5% as at the end of 2004.

Liquidity (cash management) of the Parent Company as at the end of 2005 remains at a secure level. The Parent Company is a party to 9 loan agreements, 7 of which are of a short-term type (6 loan agreements in current accounts) and 2 are long-term loan agreements. All the above-mentioned short-term loan agreements in current accounts will be continued. Long-term loans were granted in foreign currencies by consortia of banks, both Polish and foreign. In 2005, the Company has executed another Multicurrency Syndicated Loan Facility Agreement (club-deal) in the amount of EUR 1 billion. The loan was granted for a period of 5 years from the date of execution of the loan facility agreement, with a possibility of extension by two yearly periods. The loan may be paid out in four currencies, i.e. in Euro, US dollars, Polish zlotys and Czech crowns. After the balance sheet date, i.e. 31 December 2005, a portion of the financial resources from the newly drawn loan facility was allocated for the repayment of the dual currency long-term loan granted by a consortium (the recently executed agreement has replaced the previous agreement) paid out under the agreement dating from 2003 (the balance of PLN 1,374 million as at 31 December 2005). The remaining available portion of the new long-term loan facility, i.e. EUR 650 million will be allocated for financing general operating needs.

The high borrowing power of the Parent Company which presents it with a possibility of drawing additional external resources in an inexpensive and relatively quick way, has a positive impact on the financial security of the Parent Company.

The Parent Company makes a considerable effort in order to effectively manage cash flows between its bank accounts. In February 2001, a system of cash-pooling has been introduced within the Capital Group. As at 31 December 2005, the Parent Company had cash-pooling facility in Polish zloty operating at three banks and cash-pooling facility in foreign currency at one bank. The cash-pooling system covers 19 companies from the Capital Group, whereas the whole Capital Group obtains measurable financial benefits while optimizing its financial costs and current liquidity. Ultimately, certain activities will be carried out in order to cover with the above-mentioned system all companies from the Capital Group where the Parent Company has a dominating position.

In its day-to-day operations, the Parent Company uses comprehensive services of five highly credible banks, with a considerable net equity and strong market position, which have gained extensive experience n cash management on the Polish and foreign markets. This approach has made it possible for the Parent Company to reduce costs of banking services and improve the structure of banking services, and finally, to cover all companies from the Capital Group by a uniform banking service system and centralized cash management system.

Available cash, secured sources of financing and high borrowing power of the Parent Company secure all its short-term financial needs in connection with the capital and property investments. The above-mentioned factors reflect the balance-sheet power characteristic for entities with investment rating.

At present, the Company aims to further optimize the financing within the whole PKN ORLEN Capital Group through the introduction of segment management system, consisting of:

- cash management, liquidity planning and securing;
- obtaining financing, issuing guarantees and opening credit lines;
- deferred payment and debt collection management;
- financial risk management;
- hedging transaction risks.

Detailed information on indebtedness structure and maturity dates of loan facilities and debt financial instruments issued are listed in Note 1& of the consolidated financial statements for the year ended 2005.

In the course of 2005, the companies of the Capital Group drew and were granted the following significant loans in terms of value (balance as at 31 December 2005):

- **Anwil S.A.**

- preferential loan agreement in connection with protection of the environment granted by the NFOŚiGW ("the National Fund for Environment Protection and Water Management") in the amount of PLN 6,000 thousand; outstanding amount: PLN 3,450 thousand; maturity date: March 2006 and December 2010;
- preferential loan agreement in connection with protection of the environment granted by the BOŚ S.A. in the amount of PLN 63,000 thousand; outstanding amount: PLN 43,962 thousand; maturity date: June 2006 and March 2011.

- **Rafineria Nafty Jedlicze S.A.**

- loan in Bank PEKAO S.A. Warsaw in the amount of PLN 10,000 thousand for financing of current operations; outstanding amount of PLN 9,982 thousand; maturity date: May 2008;
- loan in BPH S.A. in the amount of PLN 20,000 thousand for financing of current operations; outstanding amount of PLN 19,624 thousand; maturity date: November 2007;
- loan in Bank PEKAO S.A. Warsaw in the amount of PLN 30,000 thousand for financing of current operations; outstanding amount of PLN 29,800 thousand; maturity date: May 2007;
- loan in BRE Bank S.A. in the amount of PLN 5,000 thousand for financing of current operations; outstanding amount of PLN 4,786 thousand; maturity date: December 2008;
- loan in the NFOŚiGW ("the National Fund for Environment Protection and Water Management") of PLN 50,000 thousand for financing "Hydrorefining Installation" investment project; outstanding amount: PLN 10,000 thousand; maturity date: June 2006;
- loan in PKO Bank Polski S.A. in the amount of PLN 20,000 thousand for financing of current operations; outstanding amount of PLN 17,439 thousand; maturity date: December 2006.

- **Capital Group Unipetrol a.s.**

- loan in Česká spořitelna, a.s. in the total amount of PLN 701,564 thousand, outstanding amount PLN 398,590 thousand; maturity date: 2006 – 2011;
- loan in Živnostenská banka, a.s. in the total amount of PLN 131,062 thousand, outstanding amount PLN 66,188 thousand; maturity date: 2006 – 2010;
- loan in ING Bank N. V., organizační složka in the amount of PLN 33,225 thousand, outstanding amount PLN 26,580 thousand; maturity date: June 2010;

- loan in Kreditanstalt für Wiederaufbau in the total amount of PLN 290,568 thousand, outstanding amount PLN 197,835 thousand; maturity date: 2006 – 2012;
- loan in Raiffeisenbank a.s. in the total amount of PLN 124,394 thousand, outstanding amount PLN 29,477 thousand; maturity date: 2005 – 2007;
- loan in CITIBANK N.A. in the total amount of PLN 117,437 thousand, outstanding amount PLN 80,616 thousand; maturity date: 2006 – 2013;
- loan in PKN ORLEN S.A. in the total amount of PLN 97,651 thousand, outstanding amount PLN 38,849 thousand; maturity date: 2006 – 2009;
- loan in ING Bank a.s. in the amount of PLN 65,531 thousand, outstanding amount PLN 14.574 thousand; maturity date: December 2006;
- loan in ČSOB, a.s. in the total amount of PLN 39.870 thousand, outstanding amount PLN 24,563 thousand; maturity date: 2006-2008;
- loan in ING Bank N. V., organizační složka Praha in the total amount of PLN 65,531 thousand, outstanding amount PLN 50,969 thousand; maturity date: 2006 – 2009;
- loan in Citibank a.s. in the total amount of PLN 13,290 thousand,
- loan in Commerzbank AG in the amount of PLN 152,835 thousand, outstanding amount PLN 61,134 thousand; maturity date: June 2006;
- loan in Citibank a.s. in the amount of PLN 150,842 thousand, outstanding amount PLN 68,842 thousand; maturity date: June 2006;
- loan in ING Bank a.s. in the total amount of PLN 144,197 thousand, outstanding amount PLN 56,452 thousand; maturity date: February – June 2006;
- loan in Česká spořitelna a.s. in the amount of PLN 111,636 thousand, outstanding amount PLN 19,935 thousand; maturity date: January 2006;
- loan in Komerční banka a.s., pobočka Mělník in the amount of PLN 86,385 thousand, outstanding amount 3,124 thousand; maturity date: December 2006;
- loan in Raiffeisenbank a.s. in the amount of PLN 77,082 thousand, outstanding amount PLN 66,450 thousand; maturity date: October 2006;
- loan in HVB Bank Czech Republic a.s. in the amount of PLN 72,431 thousand, outstanding amount PLN 20,334 thousand; maturity date: June 2006;
- loan in ČSOB a.s. in the amount of PLN 66,450 thousand, outstanding amount PLN 30,575 thousand; maturity date: January 2006;
- loan in Živnostenská banka a.s. in the amount of PLN 53,160 thousand, outstanding amount PLN 26,585 thousand; maturity date: January 2006;
- loan in ABN AMRO Bank N.V. In the total amount of PLN 48,445 thousand;
- loan in CALYON BANK a.s. in the total amount of PLN 26.580 thousand;

- loan in ING Bank N.V. pobočka Praha in the total amount of PLN 19,935 thousand,
- loan in Dresdner Bank in the amount of PLN 11,579 thousand, outstanding amount PLN 7,717 thousand; maturity date: January 2006;
- loan in BANCO SABADELL ATLANTICO in the amount of PLN 7,565 thousand, outstanding amount PLN 3,571 thousand; maturity date: December 2006;
- loan in BANCO SANTANDER CENTRAL HISPANO in the total amount of PLN 2,320 thousand,
- loan in BANESTO in the amount of PLN 2,320 thousand, outstanding amount PLN 1,613 thousand; maturity date: December 2006;
- loan in BANCO BILBAO VIZCAYA in the amount of PLN 2,319 thousand, outstanding amount PLN 149 thousand; maturity date: December 2006;
- loan in BANCO DE VALENCIA in the amount of PLN 2,316 thousand, outstanding amount PLN 766 thousand; maturity date: December 2006;
- loan in DEUTSCHE BANK in the amount of PLN 2,316 thousand, outstanding amount PLN 284 thousand; maturity date: December 2006;
- loan in UBS AG in the amount of PLN 2,123 thousand, outstanding amount PLN 1,364 thousand; maturity date: September 2006.

- **Rafineria Trzebinia S.A.**

- investment loan in PEKAO S.A. Warsaw in the amount of PLN 30,000 thousand, outstanding amount: PLN 28,000 thousand; maturity date: October 2006 and 2007;
- working capital credit facility in PEKAO S.A. Warsaw in the amount of PLN 20,000 thousand, outstanding amount: PLN 20,000 thousand; maturity date: December 2008 and February 2007;
- working capital credit facility in BPH PBK S.A. in the amount of PLN 33,755 thousand, outstanding amount: PLN 28,326 thousand; maturity date: May 2006;
- working capital credit facility in CITIBANK HANDLOWY S.A. in the amount of PLN 19,000 thousand, outstanding amount: PLN 18,411 thousand; maturity date: November 2006;
- working capital credit facility in PEKAO S.A. Warsaw, in the amount of PLN 20,000 thousand, outstanding amount: PLN 19,413 thousand; maturity date: February 2007;
- working capital credit facility in CITIBANK HANDLOWY S.A. in the amount of PLN 4,000 thousand, outstanding amount: PLN 3,991 thousand; maturity date: January 2006;
- working capital credit facility in BPH S.A. Oświęcim in the amount of PLN 6,000 thousand, outstanding amount: PLN 5,918 thousand; maturity date: May 2006;
- working capital credit facility in PEKAO S.A. Kraków in the amount of PLN 8,000 thousand, outstanding amount: PLN 7,813 thousand; maturity date: March 2006.

- **Inowrocławskie Kopalnie Soli „Solino" S.A.**
- investment loan facility in PEKAO S.A. Warsaw in the amount of PLN 175,906 thousand, outstanding amount: PLN 103,033 thousand; maturity date: June 2017;
- credit facility in PEKAO S.A. Warsaw in the amount of PLN 14,100 thousand, outstanding amount: PLN 14,100 thousand; maturity date: December 2006;

- **Basell Orlen Polyolefins Sp. z o.o.**
- Investment loan facility granted by a consortium of 16 banks for financing the new polypropylene and polyethylene installations in the amount of PLN 919,132 thousand, outstanding amount PLN 919,132 thousand; maturity date: July 2015.

- **PetroTank Sp. z o.o.**
- medium-term loan in Bank BPH S.A. denominated in CHF in the amount of PLN 32,541 thousand, outstanding amount: PLN 5,729 thousand; maturity date: December 2006 and January 2007;
- credit facility in Bank BPH S.A. in the amount of PLN 13,000 thousand, outstanding amount: PLN 9,825 thousand; maturity date: March 2006.
- short-term credit facility in Bank BPH S.A., in the amount of PLN 20,000 thousand, outstanding amount: PLN 18,721 thousand; maturity date: June 2006.

- **PetroProfit sp. z o.o.**
- short-term credit facility in Bank Handlowy O/Lublin, in the amount of PLN 3,500 thousand, outstanding amount: PLN 3,500 thousand; maturity date: January 2006.

- **PetroZachód Sp. z o.o.**
- short-term credit facility in PEKAO S.A. Poznań, in the amount of PLN 9,000 thousand, outstanding amount: PLN 8,694 thousand; maturity date: June 2006;
- short-term credit facility in Bank Handlowy Warsaw in the amount of PLN 5,000 thousand, outstanding amount: PLN 4,006 thousand; maturity date: December 2006.

- **Ship Service S.A.**
- loan of PLN 3,000 thousand in BRE Bank S.A., outstanding amount: PLN 2,455 thousand; maturity date: December 2006 and September 2009;
- loan of PLN 8,000 thousand, in Bank PEKAO S.A., outstanding amount: PLN 7,817 thousand; maturity date: March 2006;
- loan of USD 4,000 thousand, in Bank PEKAO S.A., outstanding amount: PLN 10,999 thousand;

maturity date: August 2006;

- loan of USD 1,450 thousand, BRE Bank S.A., outstanding amount: PLN 4,730 thousand; maturity date: November 2006.

- **Petrolot Sp. z o.o.**

- current account credit facility in BRE Bank S.A. up to the amount of PLN 10,000 thousand; indebtedness as at 31 December 2005: PLN 4,197 thousand;
- current account credit facility in BPH S.A. in Warsaw up to the amount of PLN 15,000 thousand; indebtedness as at 31 December 2005: PLN 6,093 thousand (in the cash-pooling system within PKN ORLEN S.A. Group);
- investment loan in ING Bank Śląski S.A. in the amount of PLN 11,200 thousand, outstanding amount as at 31 December 2005 of PLN 4,335 thousand; maturity date: December 2009.

- **ORLEN Gaz Sp. Z o.o.**

- working capital credit facility in BPH S.A. in the amount of PLN 4,400 thousand, as at 31 December 2005, the credit facility was not used.

- **ORLEN Deutschland AG**

- loan facility in Hamburg Landesbank in the amount of PLN 253,987 thousand; outstanding amount at 31 December 2005: PLN 55,817 thousand; maturity date: 2006 - 2010;
- loan facility in Vereinsbank Hamburg in the amount of PLN 54,231 thousand; outstanding amount at 31 December 2005: PLN 13,478 thousand; maturity date: 2006 - 2007;
- loan facility in Sparkasse Elmshorn in the amount of PLN 61,198 thousand; outstanding amount at 31 December 2005: PLN 6,884 thousand; maturity date: 2006 - 2008;
- loan facility in Commerzbank Habmurg in the amount of PLN 19,419 thousand; outstanding amount at 31 December 2005: PLN 4,342 thousand; maturity date: 2006 - 2008;
- loan facility in Volksbank Elmshorn in the amount of PLN 24,077 thousand for financing "Hydrorefining Installation" investment project; outstanding amount at 31 December 2005: PLN 3,267 thousand; maturity date: 2006 - 2007;
- loan facility in Dresdner Bank Hamburg in the amount of PLN 4,974 thousand; outstanding amount at 31 December 2005: PLN 2,467 thousand; maturity date: 2006 - 2024;
- loan facility in HVB Munich in the amount of PLN 231,588 thousand; outstanding amount as at 31 December 2005: PLN 231,588 thousand; maturity date: March 2006.

- **ORLEN Asfalt Sp. z o.o.**

- working capital credit facility in Citibank Handlowy S.A. in the amount of PLN 11,000 thousand, outstanding amount: PLN 7,128 thousand; maturity date: October 2006.

- **ORLEN Transport Kraków Sp. z o.o.**

- loan borrowing granted by PKN ORLEN S.A. on 24 August 2005 in the amount of PLN 2,700 thousand, outstanding amount as at 31 December 2005; PLN 2,419 thousand, maturity date – July 2009.

- **Petrotel Sp. z o.o.**

- loan of PLN 6,000 thousand in BGŻ S.A., outstanding amount: PLN 3,000 thousand; maturity date: 2006 - 2007;
- loan of PLN 2,600 thousand in PKO BP S.A., outstanding amount: PLN 2,167 thousand; maturity date: 2006 - 2008;
- loan of PLN 2,800 thousand in PKO BP S.A., outstanding amount: PLN 2,800 thousand; maturity date: 2006 - 2009;
- loan of PLN 3,500 thousand in BPH S.A., outstanding amount: PLN 3,500 thousand; maturity date: 2006 - 2010.

3.4.1 Loans, sureties and guarantees granted to employees and companies from the Capital Group

In 2005, PKN ORLEN S.A. has granted a long-term loan facility to its subsidiary ORLEN Transport Kraków in the amount of PLN 2.700 thousand until 31 July 2009. ORLEN Transport Kraków has allocated the resources from the said loan for the repayment of its financial liabilities towards other subsidiaries from the PKN ORLEN Capital Group and for financing its current operating activity. The loan is repaid in equal monthly installments. As at 31 December 2005, the balance of the said loan facility amounted to PLN 2.419 thousand.

In the analyzed period, the loan of EUR 60 million extended in 2004 to the benefit of a subsidiary, i.e. ORLEN Deutschland, was repaid with the due interest.

In accordance with the IFRS, the assets and liabilities relating to the Company's Social Fund are recorded in the financial statements at their net value. As at 31 December 2005, the balance of borrowings granted to the employees and pensioners from the Parent Company's Social Fund amounted to PLN 12,232 thousand, whereas the balance of borrowings granted to the employees of the consolidated Capital Group companies, which have signed the agreement with PKN ORLEN S.A. on conducting common social activity scheme, amounted to PLN 6,115 thousand.

As at 31 December 2005, the Parent Company did not grant any loans to the members of the managing and supervisory bodies or their relatives.

As at the end of 2005, the total value of contingent liabilities for the benefit of related and other entities amounted to PLN 1,393,972 thousand.
The total amount of guarantees and sureties granted as at 31 December 2005 amounted to 58,373 thousand. The remaining portion of the contingent liabilities results from the establishment of a guarantee for the payment of excise duty for the transfer of excise duty under the suspended procedure and excise duty calculated on products on stock in the amount of PLN 939,879 thousand and other contingent liabilities in the amount of PLN 395,720 thousand.
A detailed list of guarantees granted and other contingent liabilities is enclosed in Note 33 to the consolidated financial statements.

Other companies of the PKN ORLEN Group in the first half of 2005 granted the following borrowings, sureties and guarantees (of the value of more then PLN 2 million as at 31 December 2005):

- **Rafineria Trzebinia S.A.**

- PEKAO Kraków – loan security for the benefit of Naftowax Sp. z o.o., PLN 12,000 thousand, expiry date: March 2009;
- BPH Chrzanów – loan security for the benefit of Naftowax Sp. z o.o., PLN 12,000 thousand, expiry date: May 2008;
- BH Warsaw – loan security for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 4,800 thousand; expiry date: July 2006;
- PEKAO Kraków – loan security for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 4,500 thousand; expiry date: January 2009;
- PEKAO Kraków – loan security for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 5,250 thousand, expiry date: April 2009;
- guarantee for the payment of excise duty for the benefit of BRE Bank in Kraków and PZU in Kraków in the amount of PLN 7,810 thousand; expiry date: July 2006;
- bill of exchange for the benefit of BPH, BOŚ, BRE, Bank, PZU in the amount of PLN 60,500 thousand, expiry date: July 2007.

- **Ship-Service S.A.**

- security for the payment of excise duty, including security granted to the benefit of third parties for moving excise goods subject to excise duty under suspended procedure and excise duty calculated on products on stock under suspension procedure.

- **ORLEN Oil Sp. z o.o.**

- bank guarantee securing the factoring services agreement of Regional Sales Units in the amount of PLN 12,000 thousand, expiry date – March 2006;
- promissory note to the benefit of Bank Przemysłowo-Handlowy in exchange for a guarantee securing excise duty liabilities on bonded warehouses under excise duty obligation up to PLN 40,000 thousand with a validity until 30 September 2006.
- declaration on submission to enforcement procedure to the benefit of Bank Handlowy S.A. as security of a current account credit facility in the amount of PLN 26,040 thousand; expiry date: November 2006.

- **PetroTank Sp. z o.o.**

- performance bond with respect to commercial agreements at BRE Bank S.A. to the benefit of State budgetary units in the amount of PLN 3,719 thousand with expiry date in December 2006.

- **ORLEN Budonaft Sp. z o.o.**

- a bill of exchange to the benefit of PKN ORLEN S.A. for securing the performance of works under warranty in the amount of PLN 5,888 thousand with expiry dates in the period 2005 – 2007.

- **Zakład Budowy Aparatury S.A.**

- guarantee deposit of proper performance with respect to an agreement to the benefit of ALSTOM POWER in the amount of EUR 533 thousand, with expiry date in July 2007.

- **Unipetrol a.s.**

- bank guarantee by Unipetrol a.s. to the benefit of Kreditanstalt fur Wiederaufbau, Citibank in the amount of CZK 2,075 million with the expiry date on August 2012;
- bank guarantee by Unipetrol Rafinerie a.s. to the benefit of BNP Paribas Geneva in the amount of CZK 1.217 million, with expiry date until withdrawal;
- bank guarantee by Benzina a.s. to the benefit of PKN ORLEN S.A. in the amount of CZK 807 million with expiry date in March 2006;
- bank guarantee by Unipetrol Rafinerie a.s. to the benefit of COMERZBANK AG in the amount of CZK 700 million, expiry date: until withdrawal.
- band guarantee by Spolana a.s. to the benefit of PKN ORLEN S.A. in the amount of CZK 1.043 million with expiry date in March 2006;
- bank guarantee by Paramo a.s. to the benefit of Raiffeisenbank a.s. in the amount of CZK 330 million

with expiry date in March 2006;

- bank guarantee by Benzina a.s. to the benefit of COMERZBANK AG in the amount of CZK 258 million with expiry date until withdrawal;
- bank guarantee by Benzina a.s. to the benefit of Kaučuk a.s. in the amount of CZK 207 million with expiry date in December 2007;
- bank guarantee by Benzina a.s. to the benefit of Citibank a.s. in the amount of CZK 200 million with expiry date in June 2006;
- bank guarantee by Unipetrol Rafinerie a.s. to the benefit of Citibank a.s. in the amount of CZK 175 million CZK with expiry date in June 2006;
- bank guarantee by Benzina a.s. to the benefit of Raiffeisenbank a.s. in the amount of CZK 150 million with expiry date in September 2006;
- bank guarantee by Benzina a.s. to the benefit of HVB Bank a.s. in the amount of CZK 150 million with expiry date in June 2006;
- bank guarantee by Unipetrol Trade a.s. to the benefit of COMERZBANK AG in the amount of CZK 73 million with expiry date until withdrawal;
- bank guarantee by Unipetrol Iberica to the benefit of Banco Sabadell Atlantico in the amount of CZK 25 million with expiry date until withdrawal;
- bank guarantee by Spolana a.s. to the benefit of Citibank a.s. in the amount of CZK 18 million with expiry date in March 2006.
- Bank guarantee by Unipetrol Iberica to the benefit of Banco Espanol de Crédit in the amount of CZK 15 million with expiry date until withdrawal.

3.4.2 Bond issuance

The Parent Company has the ability to issue debenture bonds to the maximum amount of PLN 700 million within the Bond Issuance Program until May 2006. The Parent Company did not issue any bonds in 2005 hence as at 31 December 2005 no active issuances were recorded.

In 2005, only Unipetrol Group entities (Spolana and Paramo) utilized bond issuance programs. The due indebtedness amounted to PLN 547,011 thousand as at 31 December 2005.

3.5 PROFIT AND LOSS STATEMENT

3.5.1 Revenues

In 2005, the PKN ORLEN SA Capital Group has generated revenue from sales of finished products, goods and materials (excluding excise duty) in the amount of PLN 41,188,267 thousand, which is by 35.4% more than in 2004. The increase of the value of sales resulted from advantageous macroeconomic conditions and inclusion the Unipetrol Capital Group companies in consolidation from June 2005; the latter have generated a total of PLN 7,368,001 thousand revenues within the Capital Group. The share of the Parent Company in the total revenues from sales of the Capital Group amounted to 55.3%.

3.5.2 EBIT

Gross profit on sales of the PKN ORLEN Capital Group in 2005 amounted to PLN 7,109,419 thousand and it was higher by 17.0% in comparison to the profit on sales generated in 2004. Financial result generated by the Parent Company, which has generated 10.3% higher gross profit on sales then in 2004, had a significant impact on the level of the gross profit. Generating such a good result was achieved thanks to continuation of favorable trends among key macroeconomic factors (crack margins from quotations) and due to the inclusion in the consolidation of companies from the Czech Capital Group Unipetrol as of June 2005. In addition to the significant profits generated by the Unipetrol a.s. Capital Group in 2005, good results were recorded by the following companies: Anwil S.A. whose gross profit on sales in 2005 amounted to PLN 285,443 thousand, ORLEN Oil with the result of PLN 109,793 thousand and ORLEN Deutschland with PLN 297,567 thousand. In 2005 the Parent Company has realized 2.6% increase in the volume of total sales as compared to the previous year. Total sales of the whole Capital Group increased by 17.5%.

In 2005 the profit on other operating activity amounted to PLN 1,239,428 thousand as compared to 2004 loss of PLN 436,807 thousand. The profit on other operating activity in 2005 amounted to PLN 4,947,620 thousand and was by PLN 2,261,091 thousand higher than the profit recorded in 2004. The consolidated financial statements of the PKN ORLEN S.A. Capital Group present the difference between the fair value of the consolidated net assets of the Unipetrol Capital Group and the acquisition cost of PLN 1,893,688 thousand, which considerably increases other operating revenues and thus has an impact on the profit on other operating activity. If the above-mentioned item was eliminated from the operating activity in 2005, the profit in 2005 would reach the level of PLN 3,053,932 thousand.

In 2005, the operating profit (EBIT) amounted to PLN 4,930,344 thousand and was higher by PLN 2,243,815 thousand then the profit generated in the previous year.

3.5.3 Financial activity

In 2005, the profit on financial activity amounted to PLN 188,833 thousand, compared to PLN 258,822 thousand in 2004. The decrease of profit on the financial activity resulted from a slower growth of financial revenues in comparison to financial costs. Financial revenues in 2005 amounted to PLN 669,028 thousand and increased in comparison to 2004 by PLN 43,638 thousand which resulted from higher by PLN 53,777 thousand interest rates obtained on short-term securities and PLN 245,696 million of discount calculated on the acquired debts of Unipetrol a.s. Capital Group companies.

Moreover, in 2005 the Capital Group has recorded an increase in financial costs by PLN 113,627 thousand, compared to 2004, which was due to higher costs of interest paid, i.e. increase by PLN 78,994 thousand, and unfavorable tendencies concerning negative exchange differences, i.e. an increase by 174,534.

3.5.4 Profit before tax, income tax and net result

On account of results generated in particular areas of the Capital Group's activity, the PKN ORLEN S.A. Capital Group has generated profit before tax of PLN 5,339,221 in 2005 (an increase by 70.1% in comparison with 2004). The increase in the profit before tax was accompanied by a corporate income tax increase of 16.7%.

In 2005, the Capital Group has generated net profit in the amount of PLN 4,637,776 thousand, which was higher by 82.8% % compared with the result of the previous year, and the net profit attributable to the equity holders of the Parent amounted to PLN 4,585,132 thousand.

3.6 BALANCE SHEET

As at 31 December 2005, total assets of the PKN ORLEN S.A. Capital Group amounted to PLN 33,404,311 thousand and increased by PLN 12,534,836 thousand, i.e. by 60.1%, in comparison to the figures recorded as at 31 December 2004. On the asset account, fixed assets constitute the main caption amounting to 62.5% of total assets (compared to 62.0% as at 31 December 2004). In equity and liabilities, equity capital represents the biggest figure with 57.6% of total liabilities (compared to 65.3% as at 31 December 2004). When comparing certain balance sheet items as at the end of 2005 with the figures from the end of 2004, the following should be noted:

- significant increase in non-current assets by 61.3% to the level of PLN 20,885,532 thousand as a result of an increase in the level of property, plant and equipment by PLN 7,032,512 thousand and increase of intangible assets by PLN 264,740 thousand from the recognition of the Unipetrol Group a.s.;
- increase in current assets by PLN 4,597,119 thousand, i.e. by 58.0%, to the level of PLN 12,518,779

thousand mainly due to a significant raise of the following captions:

- growth of inventories by PLN 2,912,255 thousand caused by bigger volume of crude oil reserves, bigger quantity of finished product stock and the increase in crude oil and finished products prices;
- increased level of trade receivables and other receivables (increase by PLN 2,196,855 thousand) caused by increase of product prices and greater volume of sales.

The recognition of inventories and receivables of Unipetrol a.s. Capital Group the consolidated financial statements has also had an impact on the growth in value of the items listed above. Moreover, due to the financing of the acquisition of Unipetrol a.s., the level of short-term investments has dropped significantly, i.e. by 90.7% in comparison with the end of 2004.

- increase in net equity by PLN 5,681,675 thousand to the level of PLN 19,312,989 thousand was mainly connected with the increase of retained gains – by PLN 3,679,046 thousand compared to the figure recorded as at 31 December 2004;
- increase of short-term liabilities by PLN 2,316,142 thousand to the level of PLN 5,553,853 thousand resulted mainly from significant growth of the level of credit and loan facilities by PLN 1,322,422 thousand to the level of 3,405,978 thousand (significant external financing of the Unipetrol a.s Capital Group's transaction);
- increase of short-term liabilities to the level of PLN 4,537,019 thousand resulted mainly from a significant (by PLN 3,256,754 thousand) growth of trade and other liabilities and accrued expenses (caused by the raise of crude oil prices and other factors). At the same period, the level of short-term loans and borrowings has increased by PLN 863,192 thousand to the level of PLN 1,110,819 thousand.

3.7 CASH FLOW STATEMENT

As at 31 December 2005, the net working capital (current assets less short-term investments) amounted to PLN 3,981,310 thousand and was higher by PLN 60,100 thousand comparing with the figure recorded in 2004.

3.7.1 Operating activities

In 2005, net cash flows from operating activities amounted to PLN 3,663,889 thousand and were greater by 0.7% than cash flows within core business recorded in 2004.

The most important factors which have influenced the level of cash flows from operating activities in 2005 included the following:

- net profit increasing the level of cash by PLN 4,637,776 thousand;
- increase of stock by PLN 1,805,325 thousand, while in 2004 it increased by PLN 244,448 thousand;

- increase in the level of liabilities and accrued expenses by PLN 1,335,831 thousand, compared to an increase of the same by PLN 173,592 thousand in 2004;
- increase of other cash flow from operating activities in connection with the exclusion from the excess of share in the consolidated assets of the Unipetrol a.s. Group over the acquisition price in the amount of PLN (-) 1,893,688 thousand.

3.7.2 Investing activities

Net cash flow from investing activities in 2005 amounted to PLN (-) 2,503,176 thousand. The level of cash flow from investing activities in 2005 was shaped by the value of investment outlays incurred in connection with the acquisition of shares in the amount of PLN (-) 1,607,203 thousand, particularly, with the acquisition of Unipetrol a.s. Capital Group for the amount of PLN (-) 1,582,169 thousand less cash taken over, i.e. PLN (-) 220,085. Moreover, in the course of 2005, an amount of PLN (-) 241,174 thousand was designated for the acquisition of debts of the Unipetrol a.s. Capital Group. The above-mentioned cash flow was partially balanced by inflows from the sale of short-term securities for the value of PLN 1,172,897 thousand. The net cash flow from investing activities in the year 2004 amounted to PLN (-) 2,700,144 thousand, including the amount of PLN (-) 1,232,744 for the acquisition of short-term securities.

3.7.3 Financing activities

Net cash flow from financing activity in 2005 amounted to PLN (-) 764,433 thousand, whereas in 2004 the same amounted to PLN (-) 837,677 thousand. In 2005, the Capital Group has incurred loss from financing activities resulting from the repayment of short-term and long-term borrowings and credit facilities, interest paid: PLN (-) 2,628,789 thousand and dividend paid: PLN (-) 911,020 thousand.

The above cash flows have influenced the increase of cash and cash equivalents by PLN 396,280 thousand to the level of PLN 1,126,803 thousand as at 31 December 2005, compared with the amount recorded as at the end of 2004.

3.8 EMPLOYMENT

The average employment in 2005 in the PKN ORLEN S.A. Capital Group, (the Parent Company and consolidated subsidiaries) amounted to 21,175 persons employed at permanent positions compared to 14,452 persons employed in 2004. As at 31 December 2005, the employment totaled to 20,805 within the Capital Group, which means an increase by 6,509 employees compared with the level recorded as at 31 December 2004. The increase in level of employment resulted from acquisition of the Czech holding

Unipetrol a.s.., which employed as at 31 December 2005 6,534 peoples

3.9 SEGMENTS

3.9.1 Refining Segment

Refining Segment (in PLN thousand)	2005	2004	Change (%)
Sales to external customers	33,520,927	25,837,224	29.7
Transactions with other segments	8,243,623	4,320,677	90.8
Total revenues	41,764,550	30,157,901	38.5
Segment result	3,777,035	2,242,503	68.4
EBITDA*	4,623,563	3,131,327	47.4
Total capital expenditure for property, plant and equipment and intangible assets	995,443	711,190	40.0
Share of the segment in the results of the Capital Group	**67.7%**	**72.5%**	-6.6
Share of the segment in EBITDA of the Capital Group	62.8%	70.5%	-10.9
Return on sales	9.0%	7.4%	21.6
Segment result/ segment assets employed	22.4%	20.6%	8.7
Segment result/ segment equity engaged**	33.0%	28.2%	17.0
Debt ratio (debts /assets)	32.3%	27.0%	19.6
Asset turnover ratio	2.5	2.8	-10.5
CAPEX/EBITDA	21.5%	22.7%	-5.3

*) segment results + depreciation
**) segment assets – segment liabilities

In 2005, the refining segment achieved income from sales of PLN 41,764,550 thousand, which is by 38.5% more than in 2004. Sales to external customers increased by 29.7%, while the transactions with other segments increased by 90.8%. Increase in revenues of the segment resulted mainly from high level of fuel price quotations at international stock exchanges (increase by 28.1% in quotations of gasoline, by 14.9% in quotations of diesel oil, by 23.3% for Ekoterm and by 24.6% for Jet A-1 aviation fuel) as well as from consolidation of entities carrying out activity within the holding Unipetrol a.s., which generated the result of PLN 7,405,398 thousand that was absorbed by this segment.

In 2005, the result of the segment amounted to PLN 3,777,035 thousand and was by 67.9% higher than result for the comparable period in prior year. Such a significant increase in results was achieved due to effective application of favorable macroeconomic factors such as increase in product margins quotation for gasoline, diesel oil, Ekoterm and aviation fuel Jet A-1 and increase of Ural/ Brent oil discount quotation. The result of the segment was also considerably influenced by the absorption of the amount from the acquisition of the Unipetrol a.s. Capital Group, i.e. the excess of the fair value of acquired net assets over the purchase price of PLN 751,893 thousand and the recognition of the Unipetrol a.s. Capital Group results in the amount of PLN 153,643 thousand within this segment.

The year 2005 has seen a significant increase in sales volume of gasoline (gasoline, diesel oil, Ekoterm, Jet A-1 and LPG) in wholesale and retail segments by 15,8% up to 12,113,696 tonnes along with the domestic consumption decrease by 0.9% (gasoline, diesel oil, Ekoterm).

In 2005, the share of the refining segment in results of the Capital Group decreased to the level of 67.3% (compared to 72.2% in the previous year). The decrease results from an increase of share by other segments (Czech companies consolidated in chemical segment and other operations).

In the retail segment the Parent Company has been focusing on activities aiming at wining new customers and increasing its market share. Moreover, owing to the product category management, centralized purchases and price control system, in 2005 the segment achieved a significant increase in margins on non-petrol goods, i.e. growth by 10.0% to the level of PLN 253 million. In addition, margins on the sale of gasoline and diesel oil were higher than in those realized in 2004, which gave a 10.8% increase of margin on fuels to the level of PLN 942 million.

Implementation of the Comprehensive Operating Cost-Cutting Program produced savings for the refining segment in 2005 in the amount of PLN 504,188 thousand, which is by PLN 86,246 thousand more than savings achieved in the previous year.

3.9.2 Chemical Segment

Chemical Segment (in PLN thousand)	2005	2004	Change (%)
Sales to external customers	6,750,072	4,082,509	65.3
Transactions with other segments	2,222,991	1,480,130	50.2
Hedge accounting	103,740	61,351	69.1
Total revenues	9,076,803	5,623,990	61.4
Segment result	1,929,063	880,662	119.0
EBITDA*	2,612,198	1,093,221	138.9
Total capital expenditure for property, plant and equipment and intangible assets	903,900	722,074	25.2
Share of the segment in EBITDA of the Capital Group	34.6%	28.5%	21.4
Return on sales	35.5%	24.6%	44.3
Segment result/ segment assets employed	21.3%	15.7%	35.7
Segment result/ segment equity engaged**	16.3%	18.1%	-9.9
Debt ratio (debts /assets)	18.2%	19.7%	-7.6
Asset turnover ratio	10.1%	8.0%	26.3
CAPEX/EBITDA	0.8	1.2	-33.4
Sales to external customers	34.6%	66.1%	-47.7

*) segment results + depreciation
**) segment assets – segment liabilities

In 2005 the chemical segment achieved revenues of PLN 9,076,803 thousand, which is by 61.4% more than in 2004. Sales to external customers increased by 65.3%, while the value of transactions with other segments increased by 50.2%. Volume of sales of petrochemical products increased by 28.3% as compared to the analogous period in the previous year and amounted to PLN 2,810,391 tonnes. The growth of sales volume was slower in comparison with the value of sales due to a maintenance break of Olefin II, the main installation used for manufacturing ethylene and propylene at PKN ORLEN S.A. The companies from the Capital Group of Czech Unipetrol a.s. have generated revenues realized in this segment in the amount of PLN 3,226,217 thousand.

In 2005, the result of the chemical segment amounted to PLN 1,929,063 thousand and was by 119.0% higher than result recorded in 2004. Result of the segment was considerably influenced by the excess of the fair value of net assets acquired in Unipetrol a.s. over the acquisition price of PLN 1,070,867 thousand and the recognition of the Unipetrol a.s. Capital Group results in the amount of PLN 69,960 thousand within this segment.

Results of the segment were also influenced by worsening of the market conditions for petrochemical products, particularly on products sold by PKN ORLEN S.A. and ANWIL S.A. (decrease of margin on ethylene by 0.4% to the level of USD 507.26/tonne,, decrease by 48.3% in margins on glycols to the level of USD 131.14/tonne and on benzene by 22.8% to the level of USD 422.03/tonne. Only in case of propylene an increase in margin was recorded in 2005 (increase by 15.8% to the level of PLN 476.02/tonne). As a result of unfavorable market conditions, Anwil S.A generated a result on operation of PLN 150,691 thousand in 2005, compared with PLN 228,820 thousand in 2004.

Implementation of the Comprehensive Operating Cost-Cutting Program produced savings for the chemical segment in 2005 in the amount of PLN 36,370 thousand, which is by PLN 491 thousand more than savings obtained in the previous year.

3.9.3 Other activity

Other activity (in thousand PLN)	2005	2004	Change (%)
Sales to external customers	813,528	699,374	16.3
Transactions with other segments	876,569	783,348	11.9
Total revenues	1,690,097	1,482,722	14.0
Segment result	152,576	-32,373	-
EBITDA*	369,212	181,949	102.9
Total capital expenditure for property, plant and equipment and intangible assets	158,726	70,150	126.3
Share of the segment in the results of the Capital Group	**2.7%**	**-1.0%**	-
Share of the segment in EBITDA of the Capital Group	5.0%	4.1%	22.0
Result on sales	9.0%	-2.2%	-
Segment result/ segment assets employed	4.1%	-1.6%	-
Segment result/ segment equity engaged**	5.8%	-2.0%	-
Debt ratio (debts /assets)	29.1%	22.4%	29.9
Asset turnover ratio	0.5	0.7	-35.7
CAPEX/EBITDA	43.0%	38.6%	11.4

*) segment results + depreciation
**) segment assets – segment liabilities

In 2005, revenues in the other activity segment amounted to PLN 1,690,097 thousand, which was by 14.0% more then in the previous year. Sales to external customers have increased by 16.3%, whereas sales to other segments have increased by 11.9%. Covering the companies from the holding Unipetrol a.s. by the consolidation in 2005 resulted in the increase of the segment revenues by PLN 151,406 thousand.

The result of the segment for 2005 was of PLN 152.576 thousand, while the result for the same period of 2004 was of PLN (-) 32.373 thousand. The segment share in the Capital Group results increased to 2.7%. The significant increase of the segment result was mainly attributable to the recognition in the segment other operating revenues a position resulting from the acquisition of Unipetrol (the excess of the fair value of net assets acquired over their purchase price of PLN 249,713 thousand). Companies operating within the Unipetrol a.s. Capital Group have incurred loss in this segment in the amount of PLN 47,563 thousand.

The group of companies that constitutes the segment "Other activity", apart from entities producing energy and rendering services to the benefit of the Parent Company, consists also of entities that were mostly established in the course of restructuring process. These entities render transportation services, maintenance and construction services.

Implementation of the Comprehensive Operating Cost-Cutting Program produced savings for the chemical segment in 2005 in the amount of PLN 341,794 thousand (compared with 183,179 in 2004).

3.10 PUBLICATION OF FINANCIAL RESULT FORECAST

PKN ORLEN S.A. Capital Group did not publish any forecasts of financial result for the year 2005.
Changes introduced in comparison with the financial data published in the condensed consolidated financial statements on 28 February 2006 (for the year 2005) which have an impact on the financial result and equity capital are included in Note 40 to the consolidated financial statements company.

IV. MAJOR ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT WITHIN THE GROUP

In the year 2005, the majority of research jobs, which are crucial for the Parent Company, related to the development of new product technologies, improvement of the quality of products currently manufactured, improvement of production technology and more efficient use of the set of components available for the production. This drive to carry our research was inspired by PKN ORLEN S.A. high consideration for its clients with respect to enlargement of the range and improvement of the quality of products and services offered. The most important achievements include as follows:

- "Analysis of potentials and development of technology for the production of heavy heating oil with low sulphur content" performed by the Institute of Oil Technology in Kraków. The object of the analyses was heavy heating oil with low sulphur content which complies with the requirements previously made, with a particular emphasis on the stability.
- "Development and implementation of technology for the production of a new generation of Power Diesel with enhanced ecological and functional properties" performed by the Institute of Oil Technology in Kraków. Within the framework of the above analysis, physical, chemical and functional properties of the Power Diesel base oil were tested. As a result of the research carried out, production technology of new Power Diesel oil was designed for Płock refinery plant. Power Diesel oil is characterized by cetene number equal to or higher then 55 and it is to replace the currently produced ONM Super fuel.
- "Development of production technology for 98-octane unleaded gasoline characterized by the operation of lower temperature (below 195 centigrade) at the end of the distillation process (TKD) and determination of requirements for gasoline components which could guarantee a temperature below 195 centigrade at the end of the distillation process for all gasoline types". The study was carried out by the Institute of Oil Technology in Kraków. In the course of the analysis, the researchers have developed a technology of gasoline production with the temperature reaching less then 195 centigrade at the end of distillation process and LOB/LOM 98/88 octane numbers, adapted to technical facilities of PKN ORLEN S.A. installations.
- "Development and implementation of production technology of aviation fuel JET A-1 containing a component from Hydrocracking installation basing on the present technological facilities of the refining plant" carried out by the Institute of Oil Technology in Kraków. Within the framework of this analysis, properties of two aviation fuel components were examined, i.e. Jet fraction from hydrocracking and HON II hydrorefined component. As a result of the research carried out, a production technology was designed for Płock Production Plant of aviation fuel Jet A-1 where Jet fraction from hydrocracking installation can be used as a production component. The new fuel complies with all parameters of the ZN-ORLEN-18:2005 norm.

– "Examination of microbiological purity of diesel oil and light heating oil in accordance with new preventive measures for dispensing biocides" carried out by the Institute of Oil Technology in Kraków.
– "Examination of the aspect of mutual relations between engine gas produced by PKN ORLEN S.A., which contains bioethanol and refining additives, with engine gas produced by ORLEN Oil Sp. z o.o. in engine testing" carried out by the Institute of Oil Technology in Kraków.
– "Development of an application for the management of a solvent from AROSOLVAN section of Fragrance Extraction Plant" carried out by the Industrial Chemistry Institute in Warsaw.
– "Optimization of energy at DRW III distillation installation of PKN ORLEN SA" carried out by the Research and Development Centre of the Refinery Industry in Płock.
– "Improvement of production recipes and technology at the laboratory and industrial level PETRYGO Q" carried out by the Warsaw Technical University, Institute of Chemistry in Płock.

Key Capital Group companies achieved the following results in research and technological development:

- **Rafineria Trzebinia S.A.**

The following research jobs have been undertaken:

- "Operational analysis of fuels containing ester components, including methyl esters";
- Research concerning the "Development of a technology for the production of biofuels composed of fatty acid methyl esters (FAME) for self-ignition engines and subsequent supervised validation of biofuel features in use";
- "Evaluation of the production technology and application of biofuels produced by Rafineria Trzebinia S.A. under a pilot supervised program";
- "Development potential of distilled glycerin".

The following research works were completed:

- "Methods for marking fuels composed of methyl esters";
- "The influence of long – term storage of heating oil L-2 on the product quality";
- Completion of the installation producing hydrorefined paraffin under the license by Exxon.

- **Rafineria Nafty Jedlicze S.A.**

- Development of an action plan for the „Modernization of used oil emptying facility enabling their segregation"; the implementation of which has a considerable impact on the quality of hydrorefined products and consequently allows for an appropriate management of the lowest quality oils.
- Further analyses relating to improvement of the properties of base oils obtained from used oils under DOP – HOP processing, including an action plan covering the research of a new set of catalysts.
- Further implementation in the company of a new (on-line) production balancing system TETA.

- Development of a technology for the production of complex lithium lubricants using mineral and synthetic oils.
- Development of a technology for the production of biodegradable hydraulic oil for hydro-electric power stations.
- Introduction to the sale of a new product: gasoline for AP varnish.

• **Anwil S.A.**

- Continuation of one of the most important investment goals "Change of production technology from diaphragm to membrane system in chlorine manufacturing" at Chlorine and Sodium Wax Production Plant.". The technology used presents one of the newest technological applications which complies with the Best Available Techniques standard, does not require the use of asbestos and significantly reduces energy consumption for the production of chlorine and Sodium wax.
- Accomplished task in connection with the change of chlorine production technology. At present, it is one of the most advanced, fully vertically integrated and cost effective production chain of vinyl chloride, i.e. PVC (chlorine, vinyl chloride and PCV).

• **Basell ORLEN Polyolefins Sp. z o.o.**

- ISO compliant recertification audit of the Integrated Management Program, compliant with ISO 9001:2000, ISO 14001:1996 and PN-N 18001 (quality, protection of environment and security).
- Launching of new polyethylene installations (in Hostalen technology) with a production capacity of 320 thousand tonnes/year and polypropylene (in Spheripol technology) with a production capacity of 400 thousand tonnes. The production capacities mentioned above place the above installation amongst the biggest polyolefin production plant in Europe.

• **ORLEN Oil Sp. z o.o.**

Under development and research activities carried out with the participation and assistance of the leading research institutes from Poland and abroad, and the company's own developments and technology improvements, a number of products were introduced to production and sale for:

a) automotive market:

- Platinum Synthetic SM/SL/CF 5W/40
- Platinum Gas Synthetic SM 5W/40
- Platinum Gas Semisynthetic SJ 10W/40 – semisynthetic oil for lubricating LPG powered engines;
- Platinum Progress 10W/40 – oil for lubricating heavy Diesel engines of recent construction compliant with the newly introduced fumes emission Euro4 norms;
- Platinum Moto 4T Semisynthetic SL 10W/40 - the best quality semisynthetic oil for lubricating four-stroke motorcycle engines of recent construction;

The spring offer of ORLEN OIL was enriched with a new brand of automotive cosmetics and chemistry *Platinum Impact*. The products from the new line will be gradually introduced to the market in the new visualization style.

b) industry:

- Oil for rubber, chemical, and plastics industry: Oils P-10, P-15, P-22, P-32, P-46, P-68, P-100, PR-6
- PA 4 – aromatic plasticization agent for rubber ;
- Greasen Complex 2 – mineral, multi-function high temperature comprehensive lithium grease including EP components for industry and automotive market;
- Greasen Syntex HT-2 – synthetic, high temperature comprehensive lithium grease with EP components;
- Unidom – white, light engine oil with universal household and automotive application,
- Trawol 2T – high quality semisynthetic oil for two-stroke engines for all types of gardening appliances;
- Unicool Mikro, Unicool Mikro EP – semisynthetic concentrate emulsifier for matching metalworking.

- **Petrolot Sp. z o.o.**

- Commencement of SAP system implementation (5 modules);
- Supervision audits were carried out with positive results granted by all certifying bodies, i.e. Kema Quality B.V., Bureau Veritas Quality International and Zakład Systemów Jakości i Zarządzania).
- Civil Aviation Office prolonged for 2 years a certificate for land service agency

- **Inowrocławski Kopalnie Soli „SOLINO" S.A.**

Continuation of activities in the field of research and development undertaken in previous years, encompassing in particular, two main areas of interest:

- assuring long-term strategy for warehousing gasoline and crude oil exceeding the time limits determined by the resources of "Góra" deposits, subject to security of the warehousing capacities obtained.
- securing and maintaining potential output of brine exploitation from „Mogilno" deposits, considering the quality aspects of the brine determined by the quality of the deposit.

Under the above-mentioned guidelines, the following activities were carried out:

- „Evaluation of salt deposits in Pomorze and Kujawy region (administrative units) in view of their accessibility for open cast mining" – a study carried out by the National Geological Institute in Warsaw.
- „Design from the construction of warehouse tanks for ethylene within salt diapiric folds Lubień Kujawski and Łanięta including overall cost account" by OBRGSCH Chemkop in Kraków. The said study was financed from PKN ORLEN S.A. funds.

- **ORLEN Asfalt Sp. z o.o.**

- Technical approval granted by IBDiM for the production of bitumen with enhanced technical properties.

- **ORLEN Deutschland AG**

- An independent analysis of the potential of all gasoline stations held by the company was carried out. With the use of the *Mystery Shopping* method, the following areas of the station operation have been verified: level of client service, cleanness and order, appearance and operation of the shop and technical status of buildings. The results of the analysis constitute a reference point for a project which will assume the introduction of operational standards at gasoline stations.

- **ORLEN Transport Płock Sp. z o.o.**

- Maintenance of an Integrated Quality and Environment Management System under ISO 9001: 2000 and ISO 14001 standards verified by periodical audit by an external entity, i.e. DET NORSKE VERITAS.
- Implementation activities regarding the Integrated Quality and Environment Management System in order to switch for the new environmental management norm compliant with ISO 14001: 2004.

- **ORLEN KolTrans Sp. z o.o.**

- Obtaining the Security Certificate of a rail carrier valid until 2010.

- **ORLEN Laboratorium Sp. z o.o.**

Gas Station Monitoring Project for external customers has been implemented.

V. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The most important factors that have conditioned the development of the PKN ORLEN S.A. Capital Group in the course of 2005 include:

- **Revision of the development strategy of the Parent Company**

In February 2005, the Supervisory Board of PKN ORLEN S.A. has presented and the Supervisory Board has approved a new development strategy of the Concern setting new directions for activities until 2009, referred to as "Strategy Based on Creating PKN ORLEN own Value". It was based on achieving three basic targets, i.e. improving internal efficiency and investments, enhancing core business on the domestic markets and monitoring of opportunities for development on new markets and areas of activity.
The increase in internal efficiency and generating maximum return on equity invested in the currently held assets are listed among the Company's priorities. The investments in the core business of the Company (refining and retail sales), identification of activities in the petrochemical sector and development of the retail sales network are designed for achieving those priorities. The increase of production potential in refining sector will ensure higher production of diesel oil, which has good business forecast, and will constitute basis for strengthening the petrochemical segment. As for the retail sales, the strategy is aimed at achieving the position of a regional retail sales leader, i.e. at least 30% share in the Polish market until 2009. The restructuring plan of the Capital Group assumes selling entities carrying out non-core activity, simplification and introduction of a transparent structure and implementing segment management system.
Searching for opportunities to develop in new areas will focus mainly on regions with a high potential of growth and all possible investments will be subject to strict financial analyses in view of financial effectiveness achieve profitability ensuring long-term growth of the Company's value.

The strategy determined financial goals to be achieved at the end of 2009:

• EBITDA	over PLN 6 billion
• ROACE	17.5%
• CAPEX in years 2005-2009	PLN 1.7 billion (annual average)
• Financial gearing	30-40%
• The rate of dividend paid	30%

In January 2006, the Parent Company has revised the strategy for the years 2006 to 2009 which maintains the objective of activities aiming at improving the efficiency, however, with a special emphasis on the enhancement of the core business on the domestic markets and an active quest for development opportunities on new markets, including mergers and acquisitions in the following years.

The most important assumptions of the revised development strategy of the Parent Company include, as follows:

1. Financial goals to be reached in 2009, with assumption of macro-economic conditions recorded in 2004:

   a) EBITDA of PLN 10 billion;
   b) annual average CAPEX rate in the amount of PLN 3.4 billion;
   c) ROACE ratio forecast at a minimum level of 18.5%;
   d) financial gearing at the approx. level of 30 to 40%.

2. Launching of upstream activity by PKN ORLEN S.A. with a goal of reaching its own raw material base. Consequently, it will be possible for the Parent Company to mark a significant increase of market value and improve its competitive market position. The strategy of upstream segment development has been divided into two stages: 1st stage until 2009 and the 2nd stage until 2015.

   The estimated volume of raw material upstream provide for a gradual increase of the raw material from 0.4 million tonnes in 2007 to the level of at least 4.3 million tonnes in 2015. The required capital expenditures have been estimated at an annual amount of USD 130 million in the period from 2007 to 2009, and an annual amount of USD 438 million in the subsequent five-year period.

3. The rate of dividend to be paid is conditioned on the engagement in mergers and acquisitions and maintenance of the optimal capital structure. The implementation of this guideline is planned for the year 2007, in order to cover the dividend to be paid for 2006. The objective of the Concern is to pay to the benefit of the shareholders a dividend at a level not lower then 50% of the volume of free cash flow to equity (FCFE). However, in a situation of considerable acquisitions, the Parent Company will rather strive to return to safe levels of indebtedness, which according to FCFE approach, may result in a limited payment of dividend. On the other hand, in the event of sale of Polkomtel, provided there will be no other long-term liabilities, the Parent Company plans to create a special Dividend Fund for higher dividend payments in the future.

- **Development of retail sales**

In March 2005, the Parent Company has announced "Retail Sales Development Plan in Poland 2005-2009" which assumes at least 30% share in the Polish fuel market. The principal guideline of the strategy plan is the restructuring of retail network until 2009 and potential acquisitions to strengthen the market position. Another priority objective in 2005 assumed meticulous adjustment of the offer to the needs of each client groups. When working on the new retail sales strategy, the Management Board has listed the maximum adjustment of the offer to the expectations of each client group. In the last couple of years, changes shaping the Polish fuel market have introduced a clear segmentation of the market in accordance with the level the client requirements. At the same time, the necessity to introduce two categories of gas stations at premium and economy standard levels has arisen. Premium offer under ORLEN brand is addressed to the value and quality-sensitive customers. Clients, who look for competitive fuel prices of renowned quality, were presented in November 2005 with a new network of BLISKA economy standard stations. In the coming 4 years, the Company intends to open a network of about 1,000 economy stations. As at the end of 2005, 30 economy stations were already operating.

In the third quarter of 2005, PKN ORLEN S.A. has introduced to the sale the newest generation of VERVA fuels. The said fuels are produced from carefully selected components in ultra modern installations at the Production Plant in Płock. The quality of those fuels is being continuously verified at each stage of the production. The new offer is available only at ORLEN petrol stations and includes both octane-rich gasoline and diesel oil. It represents the Concern's exceptional approach to satisfy even the most demanding and quality-sensitive clients who also appreciate high standard of services. It is worth to notice that from the moment of the introduction of the newest generation of fuel their share in the total sales of fuels on Premium gas stations was increasing gradually from 13.9% in October 2005 to 15.5% in December 2005. In the same period the share of sales of Verva fuels on CODO stations increased from 16.3% to 19.2% in case of diesel oil and from 12.5% to 13.8% in case of gasoline.

In 2005, intensive works have been carried out in order to outline a new offer for the dealer owned stations under the brand Petrochemia Płock S.A. The offer includes a proposal for cooperation on the basis of a franchise agreement under ORLEN and BLISKA brands. In 2005, the network of CODO stations was increased by 40 transferred dealer owner stations, whereas 7 were closed down. At the end of 2005, the network of company owned, dealer owned and franchise owned stations comprised of 1,927 objects.

PKN ORLEN S.A plans to increase its share of non-fuel products in total margin in the future. Moreover, works on more attractive offers for institutional customers and individual clients within the framework of FLOTA and VITAY program have been launched. In order to evaluate strategic decisions and produce recommendations for future activities, client satisfaction surveys are carried out.

- **Implementation of segment management**

On 18 November 2005, the Management Board of the Parent Company has approved the New Organizational Rules and Regulations, effective as of 1 January 2006. The New Rules have authorized the implementation of segment management within the Parent Company and have introduced new elements of the organizational structure, such as segment and support function. Moreover, the Rules have determined the principles of segment management have defined the criteria for segment separation and segment appropriation of respective companies from the Capital Group. The objective of the above-mentioned changes is further improvement of efficiency on operations within the enlarging and gradually developing Capital Group. Segment management is mostly based on the rule of consistent operation/

cooperation of various companies within the Capital Group, realization of goals and joint liability for the Group's results. Segment management means also a considerably higher level of the Capital Group integration. The program is aimed at facilitating the coordination of operations of separate business segments. It creates favorable conditions for increasing efficiency on operations and investments, and to make use of the scale and synergy between the Capital Group companies.

New management principles should provide the Parent Company with measurable benefits, such as the optimization of investing and operational planning within the framework of multi-plant production, cost savings within the whole Capital Group through a decrease of unit purchase costs, reduction of certain support functions in companies from the Group. In addition, the new concept of segment management will assure the coordination of marketing and PR activities and influence the harmonization of strategic decisions and decentralization of operations, as well as optimization of human resources within the Capital Group. From the beginning of 2006, the following six business segments have been separated: Refinery, Oils, Wholesale, Retail, Petrochemical and Chemical. The said segments are managed by executive directors, who took over the task of coordination of operations of a given activity within the Capital Group. As of 1 January 2007, the segment management rules will also apply with respect to the Czech capital group.

- **Integration with Unipetrol**

In 2005, PKN ORLEN S.A. has announced the integration strategy with Unipetrol a.s., including the anticipated effects of the implemented optimization of the company's operations and the results for the first period of the strategy implementation. The operating activity optimization program assumes an increase in efficiency and realization of precisely selected targets that will result in the EBITDA increase of no less then 45% in 2008 compared to 2004, provided that the macroeconomic market conditions are similar to those recorded in 2004. The strategy adopted by Unipetrol provides also for the restructuring of the capital group through the sale of particular business activities which do not fall within the core business activity, i.e. in Aliachem a.s., Lovochemie a.s., Agrobohemie a.s. and Kaucuk a.s.

In order to realize the targets of efficient integration in refinery, petrochemical, chemical and retail segments, 26 teams composed of Polish and Czech employees have been appointed in order overlook the realization of the tasks defined.

The following guidelines for financial targets have been made:

IRR for the purchase of Unipetrol shares at the level of	> 33.9%
Consolidated level of EBITDA for Unipetrol in 2008	> EUR 442 million, including
Result on the Partnership Program	> EUR 138 million

- **Summary of the Comprehensive Operating Cost Cutting Program ("COCCP")**

The Comprehensive Operating Cost Cutting Program (COCCP) was running until the end of 2005. The last stage of the Program focused on the reduction of a significant part of operating expenses in all areas of activity of the Parent Company. As at the end of the year 2005, the target value of repeated savings determined for COCCP at the amount of PLN 800 million produced additional savings of more then PLN 80 million. Moreover, starting from 1 January 2006, the Company has launched the implementation of OPTIMA Program, focusing on the appropriation of the new savings potential within the operating costs activities and investment outlays until 2009.

- **OPTIMA, operating costs reduction program**

OPTIMA, the program for reducing operating costs, has replaced the previously operating COCCP program operated in 2004. In comparison to the COCCP, OPTIMA is to embrace more operating areas in PKN ORLEN S.A. and it will be introduced in particular companies of the Capital Group.

The implementation of this program will result in a reduction of the operating costs in 2009 by no less then PLN 600 million. Profits of PLN 250 million resulting from the implementation of the cost-saving program will be evident in 2006 already. Until the end of 2007, OPTIMA will guarantee the majority of savings planned, i.e. PLN 420 million, and by the end of 2008 and 2009, PLN 540 million, and no less then PLN 600 million, respectively.

Preliminary analyses show that further improvement of the effectiveness in terms of increased energy efficiency of production processes, or increased power use of key production installations are possible. In the logistics unit, the optimization of the supply schedule planning and monitoring, and optimization of trading inventories and warehousing network is planned. On the other hand, the improvements of retail effectiveness will consist in reducing the retail sale costs per unit. Significant benefits are also anticipated from the increased effectiveness of operation of selected support functions, including accounting services, administration, IT and other. A considerable portion of savings planned until the end of 2009 will consist in various activities within the companies of the PKN ORLEN Capital Group, i.e. approx. PLN 135 million.

The second objective of the OPTIMA Program will be optimization of investment outlays, which should result in no less then PLN 600 million savings in the years 2006-2009, subject to amendments of the investment program, in accordance with PKN ORLEN S.A. development strategy. The savings in this area will result from efficient expenditures, and not from limitations on the scope of the investment.

- **BONUS Project**

In April 2005, the Parent Company has launched the BONUS project. Its objective is mainly to reduce considerably the costs related to external purchases and to make purchases more effective. The Project is carried out with advisory support from A.T. Kearney, which has advised the largest global companies at the implementation of similar projects. In June 2005, the Company has completed the first stage of the project consisting in the review of all external expanses of the Parent Company and selected companies of the Capital Group. Within the first stage of the Bonus Project, the PKN ORLEN Capital Group has generated more then PLN 100 million of savings.. This result was possible due to the introduction of various innovative solutions in various purchase areas. The savings recorded were generated within basic purchase areas covered by the project, i.e. purchases performed within the technical, chemical and logistics segments, IT services and telecommunications services area, as well as within the general purchase area, i.e. vehicle fleet. Until October 2005, a group of selected companies from the Polish Capital Group has been engaged in the project implementation. Starting from November 2005, Unipetrol a.s. was also introduced to the project.

- **Management by objectives (MBO)**

MBO (management by objectives) is a motivation program that has been well-tried at many companies. It is based on the payment of annual (incentive) bonus depending on the realization of particular, countable annual (quarterly) goals that have been set. The MBO program supports the realization of financial goals through a cascade-like system of targets set from the top management (the management board) down to the subordinate levels of the management staff. Previous system of discretionary bonuses did not fulfill its role as a motivation system with the management and professionals who are set for obtaining results.
The new motivation program (MBO) was introduced within the Parent Company in July 2005 for managers working at PKN ORLEN S.A. and within the Capital Group, Then, in September of the same year it was also introduced at Unipetrol a.s. In the beginning of 2006, the Parent Company passed on to the second stage of program implementation, where subsequent key positions for the realization of strategic plans of the Concern were set. 181 persons of PKN ORLEN S.A. and the Group entities were covered by the program. The plan for 2006 assumes that 702 persons in PKN ORLEN S.A. and the Group companies will be subject to the MBO program. In addition to the basic MBO program which covers managerial positions, two other processes consisting in the revision of the bonus awarding system within the retail sale and wholesale trading departments have been introduced, referred to as "mini MBO". The said processes bear all characteristics of the basic MBO, however, they offer different solutions in respect of the frequency of bonus payments and packages offered to the employees.

- **New Recruitment system**

Being a dynamically developing Company, PKN ORLEN S.A. directs close attention to the recruitment processes carried out. Therefore, it seeks employees with extensive professional background, who are ambitious and persistent in attaining their goals. Due to the fact that the Company has entered on foreign markets, in 2005 PKN ORLEN S.A. was also actively present on the international job market, in particular, in the Czech Republic and in Germany. The above-mentioned activities require adapting the operation of each and every one of the three human resources areas, i.e. Polish, German and Czech, to new requirements in consideration of the requirements of the new participants of human resources-related.

In order to adapt recruitment activities to the principles of the Ethical Code binding at PKN ORLEN S.A., and in view of drawing up uniform principles of cooperation with business partners, both internal and external, works on the Book of Standards have been launched in 2005.

The implementation of Assessment Center methodology constituted important elements of the human resources Policies of Polski Koncern Naftowy ORLEN S.A. in 2005, regarded both as a method supporting recruitment process, and as a set of tools for evaluating the potential of the Company's employees. The advanced Assessment Center methodology allows determining the level of competencies analyzed, and therefore, on one side, it makes it possible to carry out an objective assessment with respect to the requirements set within the realized recruitment processes, whereas on the other hand, it allows revealing the Candidate's strong points and areas which require further development.

In addition, activities aimed at adjustment and unification of the recruitment and selection process in the companies from PKN ORLEN S.A. Group has been initiated. The newly introduced rules are designed to enable recruitment of employees whose qualifications, competence, experience and personality are in full compliance with the employer's expectations and requirements, and simultaneously ensure transparency and registration of the entire process as well as cost optimization.

Main objectives of the new recruitment system are:

- Initiation of a search for an employee within the confines of the Capital Group (internal human resources that meet the requirements for the position);
- Coordination of the recruitment process by the Human Resources Department that selects a recruitment strategy relevant to the job position;
- Formalization of the entire recruitment process – employment forecast, confirmation of the demand for an employee, consultation on the required candidate profile and job description;
- Descriptive method of assessment of finally recommended candidates as a justification for the selection;
- Registration of the process, enabling its further analysis and control over costs incurred.

The new recruitment and selection procedure should be ultimately implemented by all key companies in the Capital Group by the end of May / beginning of June 2006.

- **Business Academy**

In 2005, human resources department in cooperation with "DOOR", an international consulting company, have drawn up a special training course for the executive management of the ORLEN Group, referred to as the Business Academy. The program assumes the development of managerial skills necessary for the realization of the Company's business strategy for building professional and motivated teams of people. A series of courses will guide all managers employed within PKN ORLEN S.A. and the Capital Group through issues and skills which are sought by modern companies, i.e. from the art of leadership through negotiations, communication, conversational skills with team members and teamwork. The training courses will continue for nearly 14 months from November 2005 to December 2006.

- **Competence Development Program**

The Competence Development Program covers persons participating in MBO program and persons employed at offices of the Parent Company who expressed their willingness to participate in the project. The basis for planning further development activities is appropriate identification of the current level of the employees' competence (skills). The evaluation is carried out independently by a senior employee and a subordinate. In the course of preparatory works, the Management Board of the Parent Company has identified four skills applicable to the whole Company, i.e. communication, reaching goals (results), cooperation with other employees (teamwork) and willingness to develop. A full description of skills was created during workshops, at which employees from the above-mentioned levels of management and their superior have participated. The Parent Company has been cooperating with an external counseling company at the implementation of the program, i.e. ProFirma.

- **Value Based Management**

The activities of the Parent Company are focused on the realization of the principal strategic aim, which consists in creating value for shareholders through building and maintaining competitive and structural advantage, and achieving the highest standards of operational activity. The tool for the realization of these plans is, among others, the implementation of the Va1ue Based Management (VBM) program. Main objectives of VBM program include: establishment of a permanent platform for the performance of strategic goals, increase in the financial potential and operational efficiency, enhancement of the competitiveness on the domestic market and in the region, and strengthening of the expertise and motivation of the management throughout the entire Capital Group. Value Based Management supports realization of PKN ORLEN S.A. strategy, in particular, the achievement of the leader position in the Central Europe and a constant increase in value for shareholders. VBM organizes and facilitates the management of numerous programs being realized in PKN ORLEN S.A., such as margin optimization, wholesale increase and others. VBM implementation means introducing modern management methods at a global level. The program focuses on Shareholders Value Added (SVA) management system.

- **Investment program of the Parent Company**

Development Plan of the Parent Company provides for the implementation of the following key investments:

In the Refinery Segment:

- desulphurization of Cracked Gasoline The aim of the investment is to reduce gasoline production costs per unit with the sulphur content below 50 ppm and to ensure the launching of sulphur-free gasoline (sulphur content below 10 ppm);

- modernization of Hydrosulphurization VI (HON VI) installation for the optimization of production of "sulphur-free" diesel oil with the use of state of the art catalyst. The modernization will contribute to the increase of reliability and reduction of production costs of diesel oil with sulphur content of 10 ppm,
- construction of reactor for denitrization of crude oil fraction at Soft Asphalt Hydrodesulphurization (HOG) installation. The project is aimed at increasing the quality of the component of Ekoterm light heating oil, reducing costs and increasing production capacity;
- construction of Hydrosulphurization (HON VII) together with a Hydrogen II installation. A tender procedure has been launched in order to obtain the relevant license and base project;
- modernization of the Warehouse No. 94 in Świnoujście, Warehouse No. 81 in Kraków–Olszanica, Warehouse No. 82 in Żurawica and Warehouse No. 112 in Bolesławiec. The objective of the investment is to maintain reloading capacities of the warehouses through the modernization of the existing infrastructure and adaptation of the warehouses to the requirements resulting from the binding regulations;
- construction of the following warehouse tanks for gasoline: 17 A, B, C and 18 A, B. The deadline for the completion of the investment is scheduled for December 2007. The objective of the investment is to secure the production, blending and expedition of all categories of engine gasoline produced.

In the Petrochemical Segment:

- construction of a complex for paraxylene (PX) production with a nominal capacity of 400 thousand tonnes/year. The projected deadline for the completion of the investment is estimated for January 2009. The new installation will increase the production capacity of paraxylene (PX) to the level of 600 thousand tonnes/year for PTA terephthalatic acid (PTA) as the basic component for the production of polyesters;
- construction of an installation complex for terephthalic acid (PTA) production with a nominal capacity of 600 thousand tonnes/year. The objective of the investment is to extend the production chain towards petrochemical products with a high market value. The deadline for the project completion is scheduled for January 2009.

Moreover, the negotiations on the construction of the oil pipeline Odessa-Brody-Płock with a facility allowing transferring semi-products, i.e. motive fraction have been renewed. A feasibility study financed from EU funds is being prepared by the consortium of SWECO PIC, ILF and Kantor. The insecurity connected with the continuity of natural gas supplies from Russia may influence the scope of investments planned by PKN ORLEN S.A.

- **Loyalty programs**

VITAY program is a loyalty scheme aimed at individual customers visiting ORLEN gas stations on a regular basis. VITAY program was launched on 14 February 2001. Customers making purchases within the program collect VITAY points, which may be subsequently exchanged for fuel or VITAY gifts. As at 31 December, VITAY program had a group of 5.7 million participants, with 1626 gas stations covered by the program, including 1,309 stations owned by the Company, 222 dealer owned stations and 95 franchise gas stations. In 2005, a number of more then 632 thousand VITAY loyalty cards have been issued, compared to over 700 thousand cards issued in 2004, whereas average daily sales amounted to 4.25 million liters.

FLOTA Polska Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: forwarding companies, production and service companies, banks, offices of central and local administration and foreign branch offices. PKN ORLEN S.A. offer two kinds of FLOTA cards to its clients, i.e. K-type cards, issued to the driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value,, and permissible frequency of transactions. Moreover, FLOTA managers can visit a personalized web page, which provides tools assisting in FLOTA management.

In 2004, owing to cooperation of two strong partners and brands, a new co-branded card was introduced. ORLEN/DKV card is the first fuel card in Europe which combines a microchip technology of Polish FLOTA card with magnetic strip of DKV network. In 2005, there were 13,886 FLOTA cards issued (compared to 7,559 cards in 2004) and the share of FLOTA sales in the total fuel sales through the Company's own gas stations increased to 10.9% from 8.8% in 2004.

- **Pursuit of the strategy in the field of mergers and acquisitions**

In 2005, the quest for new, attractive investments in the area of refinery assets was continued. The Parent Company has actively participated in the privatization of the Turkish TÜPRAŞ refinery company. However, after a thorough analysis of the transaction terms of this public tender, on 12 September 2005, the Group has refused to increase financial terms and conditions of its final offer, deeming a higher price level unattractive from a perspective of building the Parent Company's value for shareholders.

In September 2005, PKN ORLEN S.A. was invited to participate in a tender procedure published by Yukos International UK B.V. for the purchase of a stake of 53.7% of shares in AB Mažeikių Nafta Lithuanian refining plant. Having carried out a due diligence report of the Lithuanian company, on 10 November 2005 the Parent Company has made a preliminary offer for the purchase of the shares. On 21 November 2005, PKN ORLEN was admitted to the second stage of the selection procedure and it presented its final offer. On 27 January 2006 PKN ORLEN S.A. submitted a binding offer for acquisition of 53.7% shares in

Mažeikių Nafta offered by Yukos International UK BV. The offer included also the declaration for a possible acquisition of shares of Mažeikių Nafta held by Lithuanian Government on the same conditions. The offer was conditional and dependant upon fulfillment of several legal conditions, including formal and technical situation of logistic assets of Mažeikių Nafta.

On 13 April 2006 PKN ORLEN S.A. has submitted a complex offer to purchase 40.66% share in AB Mažeikiu Nafta from the Lithuanian government. In addition, should the Lithuanian government buy 53.7% share currently owned by Yukos International UK B.V., PKN ORLEN has offered to purchase these shares from the Lithuanian government for a price per share equal to the price offered for the 40.66% stake.

According to PKN ORLEN's assessment, the acquisition of MN would allow the Group to strengthen its position in the region and perform further optimization of current operations. Inclusion of MN into PKN ORLEN capital group would enable to utilize synergies from combining of activities performed in neighboring countries. In addition, the purchase of Lithuanian assets would allow development of production infrastructure and a significant increase in processing power of the Capital Group from 21.7 million tones to 31.7 million tonnes.

In accordance with the development strategy announced last year, PKN ORLEN S.A. has been continuously researching other investment possibilities in the area of crude oil processing. First initiatives in the development of expertise and the Company's presence on foreign markets in the area of crude oil prospecting and upstream are at preparatory stage.

Investment plans within domestic market are carried out concurrently. The project consisting in the establishment, together with chemical company DWORY S.A., of a company for the production of ethyl benzene has been resumed. Through its Capital Group, the Concern remains to be a potential participant of the "Great Chemical Synthesis" project for the purchase of shares in Zakłady Azotowe Tarnów S.A. and Zakłady Azotowe Kędzierzyn S.A.

- **Situation on the German fuel market**

By virtue of the demanding macroeconomic environment, German retail fuel market features the decrease in sales volumes and strong competition. Consequently, low margins are in perspective in a long period. Low retail margins combined with the lack of counter actions conducted by the company might result in further losses in forthcoming years, whereas major competitors may continue to be profitable even given more severe market conditions. Due to the afore, future operations of ORLEN Deutschland AG are involved with the following strategic operations:

- extension of the gas station network through acquisition, building and rebuilding of the existing gas stations. Moreover, take-over of two middle-size networks of gas stations is planned in order to increase the efficiency of the gas stations network held with the use of the same potential of the company;

- conducting of aggressive disinvestment policy in 2006, directed at unprofitable gas stations (69 stations designated for liquidation shall be closed down, lease agreements shall be terminated);
- increase of the turnover as a result of target-oriented marketing strategy;
- assurance of the most advantageous cost structure and organizational structure of the company in connection with the achievement of targets budgeted for 2006;

In conjunction with the aggressive optimization of the structure in 2006, the process of network extension shall be initiated in 2007. Such an approach would contribute to a timely reinforcement of the executive personnel and enable to monitor application of changes from 2006. In relation to the planned extension of the network of gas stations, it is expected that 250 stations would be taken over by 2009. This would enable achieving of a 10% share of the market in North Germany (in terms of volume). Expected investment outlays in the amount of EUR 36 million would be entirely covered by external financing. Having performed the personnel requirements analysis, it was determined that only slight increase in the employment level would be necessary.

- **Activity of Basell Orlen Polyolefins Sp. z o.o.**

Realization of the investment program within the scope of building new polyolefin production installations will ensure production capacity at the level of 400 thousand tonnes of polypropylene and 320 thousand tonnes of polyethylene HPDE per year. The production by the new units will help to satisfy the needs of the fast-developing market.

The company's further development involves:

1. Launching of sales from new installations (HDPE – Hostalen and PP – Spheripol);
2. Launching of factoring services by a BOP subsidiary (the factor, i.e. Basell Orlen Polyolefins Sprzedaż Sp. z o.o. has started business activity in October 2005);
3. Strategy of withdrawal from Malen P market (the installations PP1 and PP2, which produce Malen P, were to be closed by the end of 2005);
4. Replacement of Malen P with Moplen (it will be produced, among others, at the new installation of polypropylene constructed in line with Spheripol technology);
5. Continuation of remarketing of Hostalen and Moplen with NPP;
6. Innovations, development of new applications for HDPE bimodal and PP copolymer;
7. Optimization and rationalization of the product package (NPP: increased production volume and fewer number of product types);
8. Optimization and rationalization of the logistics.

- **Development strategy of ANWIL S.A.**

Investment undertakings carried our in the last few years have significantly improved the competitive advantage capacity of ANWIL S.A. The development program implies the continuation of the investment policy connected with the protection of the environment and improvement of the company's cost efficiency and competitiveness, namely:

- launching of the modernized chlorine installation at the beginning of 2006 will generate substantial savings on electric power and heating power, and guarantee improved quality of the NaOH (sodium hydroxide) produced. Consequently, the production efficiency of all installations will be significantly increased and the competitiveness of the product offered more advantageous;
- modernization of the ammonia production A line; the modernization will allow to the improve the production line capacity and reduction of production costs;
- outlays for the purchase of production line of a three-layer Polyethylene (PE) sheeting. Modifications in the production technology of PE packaging will reduce material consumption and improve the quality of the packaging;
- purchase offer relating to the shares of Spolana belonging to the Unipetrol a.s. Capital Group will enhance the position of the company in the area of PCV and extend the range of products by caprolactam. The integration of those two companies will produce significant synergy effect within the chemical segment;
- the company participates in the privatization process of Zakłady Azotowe Tarnów. In the event of the acquisition of the controlling interest, ANWIL will have a more advantageous market position in this area owing to the consolidation of fertilizer-related assets stake of shares. There will be also a possibility to produce synergy effect within the scope of caprolactam production between ANWIL ZAT, Spolana and PKN ORLEN S.A., as the main supplier of basic raw materials for ZAT for the production of the said product.

- **ORLEN Oil Sp. Z o.o.**

A conception which takes into consideration the directions of organizational changes within the PKN ORLEN Capital Group constitute an essential element for the development of ORLEN OIL. The said organizational changes imply concentration of oil assets of the Capital Group within ORLEN Oil, in particular:

- continuation of the activity at the two existing production centers in Trzebinia and Płock and on the basis of the oil department at Rafineria Nafty Jedlicze and other assets indirectly related with this department;
- consolidation of oil-related business within ORLEN Oil will be implemented together with the Czech assets.

- **Rafineria Trzebinia S.A.**

In line with the adopted strategy, the company has initiated its activity within a new segment of production, i.e. production of biofuel. Rafineria Trzebinia S.A. is the only entity in Poland which has a facility to produce esters of methyl and holding the highest level of practical experience in the area of biofuels. In 2005, the company has launched and implemented an intensive development of the market for biodiesel customers. The segment of biofuels constitutes a developed market in countries of Western Europe, whereas in Poland, this segment is at an early stage of its development. This segment is expected to develop in the future. This tendency adheres to the policy of the European Union in the field of renewable sources of energy.

VI. DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE APPLICATION OF CORPORATE GOVERNANCE

Under § 27 (currently §29) of the Rules and Regulations of Giełda Papierów Wartościowych w Warszawie S.A. (the "Warsaw Stock Exchange") and the Resolution passed by the Council of the Stock Exchange on adopting the principles of corporate governance for joint stock companies admitted to trading at stock exchange being issuers of shares, convertible bonds or senior bonds – the Management Board of PKN ORLEN S.A. has made a declaration on 30 June 2005 on applying corporate governance principles. PKN ORLEN S.A. has adopted all principles recommended by the Warsaw Stock Exchange, excluding the rule No. 20, which is applied only in part. The said document was approved by the General Meeting of PKN ORLEN S.A. held on 29 June 2005.

The Management Bard of PKN ORLEN S.A. maintains its standpoint expressed in the declaration dated 30 June 2005.

An updated declaration on PKN ORLEN S.A. adhering to the principles of corporate governance, as adopted by the Warsaw Stock Exchange, will be made public by the Company on 1 July 2006, once the next General Meeting of PKN ORLEN S.A. adopts it.

ADDITIONAL INFORMATION

INFORMATION ON SIGNIFICANT AGREEMENTS

In 2005, the Parent Company has executed the following significant agreements:

1. On 3 January 2005, PKN ORLEN S.A. has concluded an annual contract with BP Polska Spółka z o.o. The object of the transaction was the sale of gasoline and diesel fuels to BP Polska Sp. z o.o in 2005. The estimated value of the transaction amounts to approximately PLN 2,377 million gross.

2. On 3 January 2005, PKN ORLEN S.A. has concluded an annual contract with SHELL Polska Spółka z o.o. The object of the transaction was the sale of gasoline and diesel fuels to SHELL Polska Sp. z o.o in 2005. The estimated value of the transaction amounts to approximately PLN 1,905 million gross.

3. On 14 April 2005, an agreement for the sale of 24 shares of a nominal value of PLN 589,000 each, of a total nominal value of PLN 14,136,000, which as at the date of execution of the agreement represented 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych „Naftoport" Sp. z o.o. („Naftoport") has been concluded between PKN Orlen as the seller and PERN Przyjaźń S.A. ("PERN") as the buyer. As a result of the transaction, PKN ORLEN S.A. holds 17.95% in the share capital of Naftoport. The remaining shares are held by following entities:

   a. PERN „Przyjaźń" S.A. 67.95%
   b. Grupa LOTOS S.A. 8.97%
   c. Port Północny 3.85%
   d. J & S Services Ltd. 1.28%

4. On 16 November 2005, PKN ORLEN S.A. has executed a contract with PETRACO Oil Company Limited with its registered office at Guernsey for supplying PKN ORLEN within the period from 1 December 2005 to 31 December 2006 with 2,700 thousand tonnes of REBCO crude oil from Rosnefti resources. The contract provides for a possibility of its extension by two consecutive yearly periods. Value of deliveries under the said contract until 31 December 2006 is estimated at approximately USD 1,000,000 thousand i.e. approx. PLN 3,391,500 thousand, in accordance with the average USD exchange rate published by NBP on 16 November 2005.

5. On 22 December 2005, PKN ORLEN S.A. has concluded the Multicurrency Syndicated Loan Facility Agreement (club deal) in the amount of EUR 1,000,000 thousand, i.e. PLN 3,833,300 thousand in accordance with the average Euro/PLN exchange rate published by NBP on 22 December 2005. The Agreement has been concluded by and between the following parties: PKN ORLEN S.A. as the borrower, and ABN Amro Bank N.V., BNP Paribas, Bank BPH S.A., Bank Polska Kasa Opieki S.A., The Bank of Tokyo-Mitsubishi Ltd., CALYON S.A., Citibank International Plc., ING Bank Śląski S.A., Kredyt Bank S.A., Powszechna Kasa Oszczędności Bank Polski S.A., Société Générale S.A. Oddział w Polsce as the lenders. The loan was been granted for a period of 5 years from the date of execution of the loan facility agreement with a possibility of extension by additional two terms of one year each. A portion of the funds from the newly drawn loan facility was allocated for the repayment of a two-currency syndicated land facility granted under an agreement dated 2003.

6. On 4 January 2006, PKN ORLEN S.A. has concluded an annual contract with BP Polska Sp. z o.o. The object of the said agreement is the sale of gasoline and diesel fuels to the benefit of BP Polska Sp. z o.o. in 2006. The estimated value of the transaction amounts to approximately PLN 3,951,000 thousand.

7. On 4 January 2006, PKN ORLEN S.A. has concluded an annual contract with Shell Polska Sp. z o.o. The object of the contract in the sale of gasoline and diesel fuels to Shell Polska in 2006. The estimated value of the transaction amounts to approximately PLN 2,831,000 thousand.

8. On 27 February 2006, PKN ORLEN S.A. has executed with Kulczyk Holding S.A. ("Kulczyk Holding") the Final Agreement for the Sale of 165,924 shares in a company incorporated under the laws of the Netherlands, namely AWSA Holland II B.V. to the benefit of Kulczyk Holding. The Final Sale Agreement was concluded as a result of exercise of the put option by PKN ORLEN S.A., in accordance with the Additional Agreement dated 14 November 2002. The shares sold by PKN ORLEN S.A. constitute 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. The ownership to the AWSA Holland II B.V. shares being sold by PKN ORLEN S.A. to the benefit of Kulczyk Holding will be transferred through the execution of the Share Disposal Agreement which will take place after the fulfillment of the condition precedent set forth in the Final Sale Agreement, in particular after the shareholders' meeting of AWSA Holland II B.V. grants its consent for the said transaction by the date of 28 July 2006, at the latest.
   Under the Additional Agreement dated 14 November 2002, concluded between PKN ORLEN and Kulczyk Holding, in the event PKN ORLEN S.A. sells the shares in AWSA Holland II B.V., Kulczyk Holding is obliged to obtain all necessary permits and consents and assume all liabilities of PKN ORLEN S.A. that PKN ORLEN S.A. has contracted or took over as the shareholder of AWSA Holland S.A. II B.V.

Major agreements concluded in 2005 by other companies from the Capital Group, not listed in the part relating to the Parent Company:

- **PetroCentrum Sp. z o.o.**

1. On 3 January 2005, PKN ORLEN S.A. has concluded an annual contract with ORLEN PetroCentrum Sp. z o.o. The object of the contract was the sale of gasoline and diesel oil to ORLEN PetroCentrum Sp. z o.o. in 2005. The estimated value of the transaction amounts to approx. PLN 1,173 million gross.

2. On 4 January 2006, PKN ORLEN S.A. has concluded two contracts for the sale of gasoline and diesel oil to Orlen PetroCentrum in 2006. The estimated value of the transaction amounts to:
   - approx. PLN 1,934,000 thousand in case of the first contract;
   - and approx. PLN 376,000 thousand in case of the second contract.
   The total amount of both transactions amounts to approx. PLN 2,310,000 thousand.

- **Rafineria Trzebinia S.A.**

1. On 12 January 2005, PKN ORLEN S.A. has concluded an annual contract with Rafineria Trzebinia S.A. The object of the transaction was the sale of gasoline and diesel fuel to Rafineria Trzebinia S.A. in 2005. The estimated value of the transaction amounts to approximately PLN 343 million gross.

2. PKN ORLEN S.A. has concluded a contract with Rafineria Trzebinia S.A. The object of the contract was the sale of gasoline for thermal decomposition to Rafineria Trzebinia S.A. in the period form 11 January 2005 to 31 January 2005. The estimated value of the transaction amounted to USD 1,084 thousand (approx. PLN 3,370 thousand).

- **ORLEN Transport Kraków Sp. z o.o.**

1. On 24 August 2005, PKN ORLEN S.A. has granted a long-term loan of PLN 2.7 million for a period ending on 31 July 2009 to its subsidiary, i.e. ORLEN Transport Kraków Sp z o.o. The loan is to finance current liabilities of ORLEN Transport Kraków Sp. z o.o. towards other entities from the PKN ORLEN Capital Group, and to finance the subsidiary's working capital needs. The loan is to be repaid in equal 48 monthly installments. Interest is calculated at flexible interest rate established at market

level. PKN ORLEN S.A. holds 98.41% of the shares in the share capital of ORLEN Transport Kraków Sp z o.o.

- **Unipetrol Rafinerie**

1. On 29 September 2005, PKN ORLEN S.A. has executed a contract with Unipetrol Rafinerie a.s. which has granted PKN ORLEN S.A. an exclusive right to supply Unipetrol Rafinerie a.s. with REBCO crude oil from 1 January 2006. The value of turnover from the sale of the material under this contract is estimated at approximately USD 1 billion per year, i.e. approx. PLN 3.239 billion, in accordance with the average US dollar exchange rate published by NBP on 29 September 2005.

- **ORLEN Deutschland**

1. On 3 January 2005, ORLEN Deutschland AG has executed a contract with Shell Deutschland Oil GmbH in Hamburg for the supply of fuel for PKN ORLEN S.A. gas station located within Germany in the period from 1 January 2005 to 31 December 2005. The estimated value of the transaction amounts to EUR 600 million, i.e. approx. PLN 2,443 million.

2. On 6 January 2005, ORLEN Deutschland AG has executed an annual contract with Deutsche BP Aktiengesellschaft for the sale of gasoline and diesel oil to the benefit of ORLEN Deutschland AG in 2005. The estimated value of the transaction amounts to EUR 700 million, i.e. approx. PLN 2,852.5 million.

- **ORLEN Asfalt Sp. z o.o.**

1. In 2005, ORLEN Asfalt sp. z o.o. has executed agreements with new business partners, namely: Hermann Kirchner Polska, Karex, Bisek, Swisspor, Budimex-Dromex, Razom (Ukraine) and 34xPRDM Kobylarnia.
2. On 4 April 2005, the company has executed an agreement for the sale of asphalts with Hermann Kirchner Polska for the amount of PLN 15,778 thousand

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, MARKETS AND SOURCES OF SUPPLY, INCLUDING LIST OF SUPPLIERS

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
Parent Company				
PKN ORLEN S.A.	gasoline, unleaded gasoline, diesel oil, heating oil, special oils, lube oils, asphalt, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	22 789 106	J&S Service&Investment Ltd.
Subsidiaries				
Rafineria Trzebinia S.A.*	engine gasoline, diesel and heating oil, FAME Biodiesel, crude oil semi-products, other products, paraffin for candles and lights, paraffin emulsion and waxes for wood, paraffin medicines, candle products	domestic market and export	907 844	PKN ORLEN S.A., Fabryka Parafin Naftowax Sp. z o.o., Orlen Gaz Płock Sp. z o.o, PGNiG, ENION, Orlen Oil, slack wax suppliers

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
Rafineria Nafty Jedlicze S.A.*	engine gasoline, diesel and heating oil, lube oil and special oils, greases	domestic market and export	421 672	PKN ORLEN S.A.; ORLEN OIL; J&S Energy, Rafineria Jasło, PGNiG S.A. Warsaw, ORLEN PetroTank Sp. z o.o., PGNiG S.A Sanok, Baltex S.A. Warsaw, Konsorcjum Olejów Przepracowanych Jedlicze, Unimot Express Warsaw; Rafineria Trzebinia S.A.; SWS Handelsges (Germany); C.H.Erbsloh Warsaw; Brentag Polska; RohMax, (Germany); MOL (Hungary); Lotos Oil Gdańsk
IKS Solino S.A.	brine for trading, evaporated brine, domestic salt, iodine sodium, salt tablets, bagsy, salt for pickling, compact salt, fuel storage service at PMRiP	domestic market and export	108 822	Ciech S.A., Marma Polskie Folie Rzeszów, IZCH Soda Mątwy, Anwil S.A., Producent Folii i Opakowań - Opus
Anwil S.A.*	ammonium nitrate, CANWIL – nitro-chalk, ammonia, PCV soda lye, caustic soda, soft and hard granulate products	domestic market and export	1 493 971	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA
UNIPETROL a.s.:			7 368 001**	

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
Chemopetrol a.s.	polyethylene, polypropylene ethylene, propylene, benzene fraction C4, fraction C5, fraction C9, BTX, ethanol, OXO alcohols, ammonia, carbamide	Czech Republic and foreign markets		Unipetrol Rafinerie -
Kaucuk a.s.	E-SBR, EPS, CPS, butadiene, Rafinat II, ABS	Czech Republic and foreign markets	-	Chemopetrol
Spolana a.s.	PCV, Kaprolaktam, NaOH	Czech Republic and foreign markets	-	Chemopetrol
Unipetrol Rafinerie a.s.	diesel oil, gasoline, raw materials for pyrolysis , HCVD, LPG, Jet, asphalt, propylene, raw materials for POX, oils	Czech Republic and foreign markets	-	
Paramo a.s.	raw materials for pyrolysis , diesel oil, LFO, HFO, asphalt, greases and oils	Czech Republic and foreign markets	-	Unipetrol Rafinerie
Benzina a.s.	gasoline, diesel oil	Czech Republic	-	Unipetrol Rafinerie
ORLEN-Oil Sp. z o.o.*	lubricants, base oils, other oil products, maintenance fluids	domestic market and export	623 783	Rafineria Nafty Jedlicze S.A.

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
ORLEN Asfalt Sp. z o.o.	road asphalt BITREX, modified asphalt ORBITON and industrial asphalt, bitumen products, glue, transportation services	domestic market and export (Hungary, Slovakia, Germany, Czech Republic)	454 216	PKN ORLEN S.A. ORLEN Oil Sp. z o.o., Kraton Polymers North East Europe Sp. z o.o.,
ORLEN PetroTank Sp. z o.o.	engine gasoline, diesel oil, heating oil and liquid gas	Poland	913 709	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.
ORLEN PetroProfit Sp. z o.o.*	engine gasoline, heating, engine and industrial oils,, diesel oil, LPG, preparation and sale of radiator fluids, polyethylene, polypropylene	Eastern Poland	576 379	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., PetroZachód Sp. z o.o., ORLEN Oil Sp. z o.o., Rafineria Trzebinia S.A.
ORLEN PetroCentrum Sp. z o.o.	engine gasoline,, diesel oil, heating oil and liquid gas	Poland	1 969 757	PKN ORLEN S.A.
Petrolot Sp. z o.o.	Jet A-1 Aviation fuel, aviation gasoline 100LL, engine fuels	domestic and foreign airlines at Polish airports, sale of engine fuel in Warsaw	594 652	PKN ORLEN S.A. Agencja Rezerw Materiałowych S. A., Grupa Lotos S.A. Ośrodek Badawczo Rozwojowy Przemysłu Rafineryjnego w Płocku
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oil, LPG	Northern Poland	460 210	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ROMGAZ
Ship - Service S.A. *	Intermediate Fuel Oil (IFO), Marine Diesel Oil (MDO), Marine Gas Oil (MGO)	sea and inland navigation, fishery harbors (Poland and abroad, Klaipeda in Lithuania),	260 599	PKN ORLEN S.A., Rafineria Trzebinia S.A., UAB Lietkomerc Limited, Nau Shipping,

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
ORLEN PetroZachód Sp. z o.o.	engine gasoline, diesel oil, heating oil, BIO diesel, gas, plastics, goods at gasoline stations	Poland, wielkopolskie, lubuskie, dolnośląskie administrative units	631 604	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o., Basell ORLEN Polyolefins Sp. z o.o.
ORLEN Deutschland AG Activities in Germany	engine gasoline, diesel oil, heating oil	Northern Germany	8 600 855	BP/Aral, Shell, Mabanaft, Holborn, CONOCO
ORLEN Gaz Sp. z o.o.	propan-butan, propan	domestic market, export (Slovakia)	565 001	PKN ORLEN S.A., BP Polska Sp. z o.o., VOEST-ALPINE INTERTRADING AG, BAŁTYK - GAZ SP. Z O.O., GASPOL S.A.
Zakład Budowy Aparatury S.A.	shell-and-tube heat exchangers, double pipe heat exchangers, process columns, air coolers, power condensers and heaters, pressure vessels, stock tanks, valve cap shelves for columns, steel stacks, air and exhaust gas ducts, steelworks, spare Parts, for pressure apparatus, maintenance of crane devices under UDT	Poland	23 113	OLKAM (Częstochowa), Kuźnia Gdańska, PPHU APIS (St. Wola), SILESIA (Katowice), Rautaruukki Steel (Finland), DEMARK Sp. J. (Toruń), Austenit Import (Toruń), Petro-Kor (Płock), Weisstaler GmbH (Germany), HTS Spaczyński (Katowice), Bowim (Tarnowskie Góry)
Petrotel Sp. z o.o.	telecommunications services, GSM activation, goods and materials	Płock and commune of Stara Biała	33 057	Polkomtel S.A., Exatel, ERA GSM PTC, Siemens Sp. z o.o.

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
ORLEN Projekt S.A.	design and typographical services, start-up investments, realization of investments, investment supervision, investor substitution, printing	domestic market and export	24 268	Dipl.-Ing.Scherzer (Germany), Petro Remont (Płock), KB Pomorze Sp. z o.o. (Gdańsk)
ORLEN Medica Sp. z o.o.	various medical services	domestic market	13 060	CSK WIM; LEWANDPOL; Euromed Sp. z o.o.; Wojewódzka Stacja Pogotowia Ratunkowego i Transportu Sanitarnego; GlaxoSmithKline; Apteka VITA
ORLEN Automatyka Sp. z o.o.	installation, repair and maintenance services of control and measuring tools and devices	domestic market	26 154	Zakłady Automatyki POLNA S.A. ASCO JOUCOMATIC Sp. z o.o. Technopomiar Sp. z o.o. ASE Sp. z o.o. SEMA Sp. z o.o. PPH MAR-JAN S.J. AMPER , PHU ELGAL Emerson Process Management Sp. z o.o. INTROL Sp. z o.o. ABB Sp. z o.o. Honeywell Sp. z o.o. POLYCO PHU KLIMA-THERM Kujawska Fabryka Manometrów S.A. Linde Gaz Polska Sp. z o.o. Okręgowy Urząd Miar
ORLEN Wir Sp. z o.o.	repair services of compressors and turbines	Poland	12 331	Alfa Płock, P U H Transfer Bis, Biuro Handlowe EWAN s.c.,

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
ORLEN Transport Płock Sp. z o.o.	ADR transport, transport of goods passenger transport, forwarding, services relating to construction machines, repair and maintenance, sale of Petrygo and Ekoterm, fuels	Poland and Europe	100 383	PKN ORLEN S.A.,
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland in Zachodniopomorskie, lubuskie, wielkopolskie, pomorskie administrative units	4 728	ORLEN Morena Sp. z o.o.
ORLEN Transport Kraków Sp. z o.o.	transportation services	Poland and Europe	28 444	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o., KrakGaz
ORLEN Transport Nowa Sól Sp. z o.o.	transportation service, sale of fuels	Poland in lubuskie, dolnośląskie and part of zachodniopom. administrative units	31 669	ORLEN Morena Sp. z o.o. Opony Serwis Piechnik (Nowa Sól), Raniś & Raniś Sp.Jawna (Świętno)
ORLEN Transport Słupsk Sp. z o.o.	transportation and motorization services, sale of fuels	domestic market and export	27 478	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.
ORLEN Transport Olsztyn Sp. z o.o.	transportation services, sale of fuels	domestic market	20 551	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	transportation and servicing services, sale of fuels, sale of vehicles and fuel-related products	Poland and Europe	18 490	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A, Pro-Naft sp. z o.o.

Consolidated companies	Basic products, goods and services	Markets (area of operation)	Sales revenues (in PLN thousand)	Dominating suppliers
ORLEN KolTrans Sp. z o.o.	lease and maintenance of tankers, sale of services: license-requiring transportation, servicing of DEC cars.	domestic market	48 160	PKN ORLEN S.A., Transchem, Transpol, Hagans, Lotos, ZNTK Oława, ORLEN Petrocentrum Sp. z o.o., Ekonaft Bolesławiec
ORLEN Budonaft Sp. z o.o.	Production within the scope of construction, and maintenance of gas stations	Poland	49 004	Brugg, Grudnik, Agrostal, Oninen
ORLEN Laboratorium Sp. z o.o.	laboratory services	domestic market and export (Germany)	40 431	PKN ORLEN S.A., ALCAR, Petrotel Sp. z o.o. ORLEN Medica Sp. z o.o. Inkom Instruments Co. PU Zieleń Sp. z o.o. Polskie Odczynniki Chemiczne S.A. BOC Gazy Sp. z o.o.
ORLEN Powiernik Sp. z o.o.	trust and other services to the benefit of PKN ORLEN S.A.	Płock	-	PKN ORLEN S.A.
Joint-venture company				
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, sale of imported products, agency services to the benefit of Basell Polyolefins Company	domestic market and export	1 014 661	PKN ORLEN S.A.,
Associated companies				
Chemiepetrol GmbH	butyl acetate, PVC, xylene, MEG, copper sulfate	Germany	35 068	PKN ORLEN S.A., Dwory S.A., Ciech

*) total sales of the capital group
**) sales of Unipetrol a.s. reflect the period of June to December 2005

TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities where the value of a single transaction or the total value of transactions in 2005 has exceeded a PLN equivalent of EUR 500 thousand:

No.	Name of a business partner	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	336 503.3	368 622.6
2.	ORLEN PetroProfit Sp. z o.o.	99 206.6	27 117.1
3.	ORLEN PetroTank Sp. z o.o.	173 855.0	12 157.3
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	852.0	30 079.9
5.	ORLEN PetroCentrum Sp. z o.o.	1 142 906.8	26 101.9
6.	PETROLOT Sp. z o.o.	411 403.7	2 185.3
7.	Petrotel Sp. z o.o.	1 661.9	9 051.2
8.	Wisła Płock Sportowa S.A.	38.3	16 053.4
9.	Rafineria Trzebinia S.A.	398 010.6	5 175.3
10.	ORLEN Medica Sp. z o.o	164.7	5 463.2
11.	ORLEN PetroZachód Sp. z o.o.	115 737.5	19 345.2
12.	ORLEN Projekt S.A.	413.6	16 373.3
13.	ORLEN Ochrona Sp. z o.o.	2 155.5	31 983.8
14.	Zakład Budowy Aparatury S.A.	2 531.1	11 080.3
15.	ORLEN Transport Płock Sp. z o.o. (+ ORLEN Transport Warszawa. ORLEN Transport Poznań)	45 386.3	24 983.8
16.	ORLEN Automatyka Sp.z o.o.	417.7	19 977.2
17.	ORLEN Wir Sp. z o.o.	505.0	5 742.4
18.	ORLEN Budonaft Sp. z o.o.	1 059.8	51 497.1
19.	Rafineria Nafty Jedlicze S.A.	57 145.8	1 524.2
20.	SHIP-SERVICE S.A.	121 391.3	0.0
21.	ANWIL S.A.	258 994.0	3 371.7
22.	ORLEN Oil Sp. z o.o.	343 002.5	125 147.5
23.	Serwis Mazowsze Sp. z o.o.	328.4	6 916.8
24.	Serwis Nowa Wieś Wielka Sp.z o.o.	259.5	2 487.3
25.	ORLEN Transport Olsztyn Sp. z o.o.	6 324.7	5 623.8
26.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	3 441.1	5 958.4
27.	ORLEN Transport Słupsk Sp. z o.o.	12 451.6	5 604.5
28.	ORLEN Transport Kraków Sp. z o.o.	5 320.3	6 927.8
29.	ORLEN Transport Szczecin Sp. z o.o.	157.2	3 885.9
30.	ORLEN Transport Nowa Sól Sp. z o.o.	780.1	12 287.7
31.	ORLEN Centrum Serwisowe (former Zakład Urządzeń Dystrybucyjnych)	794.4	16 827.1
32.	ORLEN KolTrans Sp. z o.o.	3 814.8	35 240.8
33.	ORLEN Asfalt Sp.z o.o. (former Bitrex Sp. z o.o.)	355 913.0	3 559.6
34.	ORLEN Morena Sp. z o.o.	121 251.2	0.0
35.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	885 535.6	7 662.6
36.	ORLEN Laboratorium Sp. z o.o.	2 188.7	34 281.8
37.	ORLEN Eko Sp. z o.o.	3 936.7	14 535.8

No.	Name of a business partner	Sales in PLN thousand	Purchases in PLN thousand
38.	Unipetrol Rafinerie a.s.	197 347.7	55 224.6
39.	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	2 486.1	19 727.9
40.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	3 066.8	3 643.1
41.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	6 965.2	18 239.7
42.	Petro-Oil SEEWAX Sp. z o.o.	434.4	6 376.1
43.	Petro - Oil Śląskie Centrum Sprzedaży Sp. z o.o.	0.5	3 012.9
44.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	100.1	14 797.6
45.	Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	59.1	5 927.9
46.	Petro-Oil Łódzkie Centrum Sprzedaży	0.0	2 401.5
47.	EURONAFT Trzebinia Sp. z o.o. (previously NaftoTransRem Sp. z o.o.)	1.6	3 070.3
48.	Polkomtel S.A.	10 308.1	40 811.9
	Total	5 136 609.9	1 148 067.1

Transactions with related entities were valuated in accordance with the exchange rate representing arithmetic average of average exchange rates published by the National Bank of Poland as at the last day of each ended month within the period from 1 January 2005 to 31 December 2005, namely of 4.0233 PLN/EUR.

Transactions with related entities:

a) Transactions with members of the Management Board and Supervisory Board, their spouses, siblings, ascendants, descendants or other close relatives

In 2005, there were no significant transactions carried out with members of the Management Board or Supervisory Board of the Parent Company, their spouses, siblings, ascendants, descendants or other close relatives.

b) Transactions between persons performing Supervisory functions at the Parent Company and related entities

In 2005, the Parent Company has obtained statements on transactions effected with related entities in accordance with the requirements of the amended IAS 24 "Related party transactions".

	Sales	Purchases	Receivables	Liabilities	Dividend paid
Legal persons *	221,823	411,028	38,103	49,437	-
Natural persons**	781	61	106	-	-

* Transactions in the period where a legal person acted as a member in the Parent Company supervisory organs.
** Transactions under EUR 500 thousand concluded during the reporting period.

In the period covered by the report, 13 persons acted as members of the Supervisory Board.

c) Transactions between key management of the Parent Company and related entities

In 2005, members of the key management of the Parent Company did not enter into any important transactions with related entities within the meaning of IAS 24 "Related Party Transactions".

d) Transactions between the Parent Company and its related entities were conducted on normal commercial terms and amounted:

	Entities accounted for using equity method
Sales	
2005	26 616
2004	49 890
Purchases	
2005	192 300
2004	142 491
Short-term receivables	
31 December 2005	4 532
31 December 2004	3 965
Short term liabilities, gross	
as of 31 December 2005	18 256
as of 31 December 2004	20 861

The above transactions with related entities include sale and purchase transactions of petrochemical products as well as purchase of renovation, transportation and other services. Prices applied in transactions with related entities are comparable with market prices.

REMUNERATION, INCLUDING PROFIT DISTRIBUTION PAID AND DUE OR POTENTIALLY DUE TO THE MANAGEMENT BOARD, SUPERVISORY BOARD AND MEMBERS OF KEY MANAGEMENT, IN ACCORDANCE WITH IAS 24

Remuneration, including profit distribution paid to the Management Board, Supervisory Board and members of key management in accordance with IAS 24 has been presented in Note 34 of the Consolidated Financial Statements.

FEE PAYABLE UNDER AN AGREEMENT WITH AN ENTITY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS, PAYABLE OR PAID IN CONNECTION WITH THE EXAMINATION AND AUDITING OF FINANCIAL STATEMENTS.

	for the year ended 31 December 2005	For the year ended 31 December 2004
Audit fees of Ernst & Young Audit Sp. z o.o.	1 285	2 168
Fees for audit related services of Ernst & Young Audit Sp. z o.o.	1 451	10 138
Audit fees of KPMG Audyt Sp. z o.o.	1 537	-
Fees for audit related services of KPMG Audyt Sp. z o.o.	811	-
Audit fees of auditors of subsidiaries	5 852	3 754
Fees for audit related services of auditors of subsidiaries	944	1 212
	11 880	17 272

In the period covered in the foregoing report, change of an auditor took place in the Parent Company. In 2004 presented remuneration relates to the agreement dated 10 July 2003 concluded between the Parent Company and Ernst & Young Audit Sp. z o.o. for audit and review of interim stand-alone and consolidated financial statements for the period 2003-2004. On 18 January 2005 agreement with Ernst & Young Sp. z o.o. was concluded for review of stand-alone and consolidated financial statements for the first quarter of 2005.

Beginning from the second quarter of 2005 interim reviews and audit of standalone and consolidated financial statements are performed by KPMG Audyt Sp. z o.o. according to the agreement dated 30 May 2005 for the period 2005-2007.

Audit fees include amounts paid to the entity authorized to audit for professional services related to audit of standalone and consolidated financial statements and review of the Parent Company's interim standalone and consolidated financial statements.

The fees for audit related services include other amounts paid to the entity authorized to carry out the audit. The latter cover attestation services related to the audit or review of financial statements of the Parent Company and subsidiaries, not included in "Audit fees".

In 2005 the Company regulated the procedure in respect of granting of additional orders to the auditor or entities related to the auditor – approval of the Audit Committee of the Supervisory Board is required.

CONTRACTS WITH THE ISSUER AND CORPORATE EXECUTIVES STIPULATING COMPENSATION (*GOLDEN HANDSHAKE*) IN CASE THE SAID MEMBERS RESIGN OR ARE DISMISSED FROM THEIR POSITIONS WITHOUT IMPORTANT REASON.

The Company has concluded contracts with the executive management which provide for the payment of compensation in case such executives are dismissed from their positions or the contract expires and they are obliged not to perform competitive activities.

The contracts concluded between the Issuer and the executive management foresees the payment of compensation in relation to:

- termination of the contract resulting from the dismissal of the Board member – the amount of the compensation do not exceed 18 basic monthly salaries,
- non-competitive activities obligation of the former Board member – the amount do not exceed 12 basic monthly salaries

CHANGES IN THE COMPOSITION OF THE MANAGING AND SUPERVISORY BODIES OF PKN ORLEN S.A. AND CONSOLIDATED ENTITIES OF PKN ORLEN CAPITAL GROUP WITHIN THE LAST FINANCIAL YEAR

Management Board Members of the Parent Company are appointed and dismissed by the Supervisory Board. In the period from 1 January 2005 to 31 December 2005, the following persons have been appointed as Members of the Management Board of the Parent Company:

Igor Chalupec	President of the Management Board, General Director from 1 October 2004.
Wojciech Heydel	Vice-President of the Management Board from 1 November 2004 Vice-President of the Management Board, Retail Sales Director from 2 November 2004 Vice-President of the Management Board, Sales Director from 1 July 2005
Cezary Smorszczewski	Vice-President of the Management Board from 1 November 2004. Vice-President of the Management Board, Strategy and Capital Investments Director from 2 November 2004 to 9 August 2005 Vice-President of the Management Board, Capital Investments Director from 9 August 2005
Paweł Szymański	Member of the Management Board from 18 October 2004 Member of the Management Board, Chief Financial Officer from 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Management and Information Technology Director from 1 December 2004
Dariusz Witkowski	Member of the Management Board from 1 June 2005 Member of the Management Board, Organizational Structure Director from 9 August 2005 to 31 March 2006.
Andrzej Macenowicz	Vice-President of the Management Board, Human Resources and Administrative Director from 2 November 2004 to 29 June 2005
Janusz Wiśniewski	Vice-President of the Management Board, Director of Operations form 2 November 2004 to 29 June 2005

Supervisory Board Members of the Parent Company are appointed by the General Meeting of Shareholders. In 2005, the Company's Supervisory Board was composed of the following members:

Michał Stępniewski	Member of the Supervisory Board from 24 June 2004 to 14 November 2005 Vice- Chairman of the Supervisory Board from 12 April 2005 to 30 June 2005
Raimondo Eggink	Member of the Supervisory Board from 5 August 2004
Krzysztof Lis	Member of the Supervisory Board from 5 August 2004 to 31 January 2005

Małgorzata Okońska - Zaremba	Member of the Supervisory Board from 5 August 2004
Piotr Osiecki	Member of the Supervisory Board from 5 August 2004 to 14 October 2005
Ireneusz Wesołowski	Member of the Supervisory Board from 5 August 2004 Secretary of the Supervisory Board from 16 August 2004
Krzysztof Żyndul	Member of the Supervisory Board from 5 August 2004 to 30 March 2005 Vice- Chairman of the Supervisory Board from 16 August 2004 to 30 March 2005
Andrzej Olechowski	Member of the Supervisory Board from 29 June 2005 Vice- Chairman of the Supervisory Board from 7 July 2005
Adam Sęk	Member of the Supervisory Board from 29 June 2005
Adam Maciej Pawłowicz	Member of the Supervisory Board from 1 December 2005

COMPOSITION OF THE MANAGEMENT AND SUPERVISORY BOARDS IN THE COMPANIES OF THE PKN ORLEN S.A. CAPITAL GROUP SUBJECT TO CONSOLIDATION AS AT 31 DECEMBER 2005 (PRESENTED BELOW SUPERVISORY BOARD MEMBERS INCLUDE ONLY THOSE REPRESENTING THE PARENT COM)

The most important companies as per segment, when considering turnover and equity:

Rafineria Trzebinia S.A.	President	Milan Kuncir
	Member of the Management Board	Marek Karabuła, Piotr Glinka
	Supervisory Board	Dariusz Witkowski, Chairman of the SB Czesław Bugaj, Grażyna Kuś-Jach, Ivan Ottis, Mateusz Markiewicz Paweł Maślakiewicz
Rafineria Nafty Jedlicze S.A.	President	Krzysztof Janas
	Member of the Management Board	Adam Kozak, Ryszard Szyszlak
	Supervisory Board	Dariusz Witkowski, Chairman of the SB Czesław Bugaj, Tomasz Wołoch, Dariusz Nowaliński Ivan Ottis, Mateusz Markiewicz Paweł Maślakiewicz
IKS „Solino" S.A.	President	Czesław Misterski
	Member of the Management Board	Piotr Mroziński, Jolanta Uzarczyk-Gerus,
	Supervisory Board	Andrzej Macenowicz, Chairman of the SB Marek Bakuła, Elwira Lewtak, Dariusz Nowaliński,
Anwil S.A.	President	Benedykt Michewicz
	Member of the Management Board	Teresa Szeligowska, Krzysztof Kamiński,
	Supervisory Board	Paweł Szymański, Chairman of the SB Cezary Smorszczewski, Tomasz Wołoch, Janusz Zieliński,
Unipetrol a.s.	President	Marek Mroczkowski,
	Member of the Management Board	Dariusz Marzec, Vit Subert, Frederik Emmich
	Supervisory Board	Igor Chalupec, Chairman of the SB Cezary Smorszczewski, Paweł Szymański, Joanna Chmielewska, Piotr Kearney, Dariusz Formela, Wojciech Lorenc

ORLEN -Oil Sp. z o.o.	President	Milan Kuncir
	Member of the Management Board	Adam Gembala, Wojciech Głaziewicz
	Supervisory Board	Czesław Bugaj , Chairman of the SB Ivan Ottis, Mateusz Markiewicz, Tomasz Wołoch, Paweł Maślakiewicz.
Basell Orlen Polyolefins Sp. z o.o.	President	Hartmut Luker
	Member of the Management Board	Karol Marek Sęp, Willem Adolf Eduardus Waelput, Robert Bednarski
	Supervisory Board	Bugaj Czesław, Chairman of the SB Jan Maciejewicz,
ORLEN Asfalt Sp. z o.o.	Acting President	Mirosław Wrona
	Member of the Management Board	Andrzej Zdzienicki
	Supervisory Board	Krystian Pater, Chairman of the SB Dariusz Kusiak, Mateusz Markiewicz, Waldemar Zaborowski

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President	Jan Serwa
	Member of the Management Board	Roman Lewandowski, Grażyna Tomala
	Supervisory Board	Sławomir Kamiński, Chairman of the SB Jerzy Pazura, Grażyna Kuś-Jach
ORLEN PetroProfit Sp. z o.o.	President	Jan Serwa
	Member of the Management Board	Ewa Jośko. Grażyna Tomala
	Supervisory Board	Sławomir Kamiński, Chairman of the SB Jerzy Pazura, Grażyna Kuś-Jach
ORLEN PetroCentrum Sp. z o.o.	President	Paweł Wysocki
	Member of the Management Board	Józef Janiszewski, Grażyna Tomala
	Supervisory Board	Sławomir Kamiński, Chairman of the SB Jerzy Pazura, Grażyna Kuś-Jach
Petrolot Sp. z o.o.	President	Jan Kujawa
	Member of the Management Board	Wojciech Weiss, Krzysztof Czujkowski
	Supervisory Board	Kazimierz Klęk, Chairman of the SB Paweł Maślakiewicz,
ORLEN PetroZachód Sp. z o.o.	President	Krzysztof Badura
	Member of the Management Board	Zenon Gawron, Grażyna Tomala
	Supervisory Board	Sławomir Kamiński, Chairman of the SB Jerzy Pazura, Grażyna Kuś-Jach

Ship – Service S.A.	President Vice-President of the Management Board Supervisory Board	 Jacek Szafrański Dariusz Kusiak, Chairman of the SB Rafał Biczyk, Andrzej Ziemlewski,
ORLEN Morena Sp. z o.o.	President Member of the Management Board Supervisory Board	Izabella Olszewska Grażyna Tomala, Sławomir Kamiński, Chairman of the SB Jerzy Pazura, Grażyna Kuś-Jach
ORLEN Deutschland AG	President Member of the Management Board Supervisory Board	Krzysztof Żak, Michał Jonczyński, Josef Niedworok Igor Chalupec, Chairman of the SB Jan Maciejewicz, Wojciech Heydel, Paweł Szymański, Paweł Maślakiewicz Paweł Brochocki

Companies trading in LPG:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki Wojciech Heydel, Chairman of the SB Dariusz Kusiak, Grażyna Tomala,

Companies established in the course of the restructuring of the Parent Company:

Zakład Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Jakub Chmielewski Leszek Łuniewski Rafał Kapler, Małgorzata Olaszkiewicz, Jacek Stanik,
Petrotel Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczyńska, Janusz Sawicki Andrzej Łobodziński, Chairman of the SB Piotr Wawak,
ORLEN Projekt S.A.	President of the Management Board, Member of the Management Board Supervisory Board	Zbigniew Rakowiecki Tomasz Sieradzki Konstanty Makal, Chairman of the SB Małgorzata Olaszkiewicz, Andrzej Czarzasty,

ORLEN Medica Sp. z o.o.	President of the Management Board	Paweł Reszelski
	Member of the Management Board	Monika Bernacka
	Supervisory Board	Jerzy Adamus, Chairman of the SB Małgorzata Olaszkiewicz Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	President	Józef Więckowski
	Member of the Management Board	Adam Wiśniewski
	Supervisory Board	Dariusz Formela, Chairman of the SB Agata Śmiechowska-Więczkowska

Maintenance companies of the Parent Company:

ORLEN Automatyka Sp. z o.o.	President	Kazimierz Będtlejewski
	Member of the Management Board	Jerzy Klatte
	Supervisory Board	Zdzisław Nicewicz, Chairman of the SB Monika Łobodzińska,
ORLEN Wir Sp. z o.o.	President	Józef Świątczak
	Member of the Management Board	Witold Kapela
	Supervisory Board	Zbigniew Belka, Chairman of the SB Monika Łobodzińska,

Transportation companies of the Parent Company:

ORLEN Transport Płock Sp. z o.o.	President	Jerzy Jasiński
	Member of the Management Board	Roman Rutecki, Remigiusz Miecznikowski
	Supervisory Board	Marek Bakuła, Chairman of the SB Anna Jasińska,
ORLEN Transport Szczecin Sp. z o.o.	President	Paweł Hapczyk
	Member of the Management Board	Bogdan Biskupski
	Supervisory Board	Artur Falkiewicz, Chairman of the SB Anna Jasińska,
ORLEN Transport Kraków Sp. z o.o.	President	Robert Zaklika
	Member of the Management Board	Piotr Tuniewicz
	Supervisory Board	Krzysztof Gawłowski, Chairman of the SB Anna Jasińska,
ORLEN Transport Nowa Sól Sp. z o.o.	President	Leszek Gnitecki
	Supervisory Board	Henryk Jaworski, Chairman of the SB Anna Jasińska,
ORLEN Transport Słupsk Sp. z o.o.	President	Wiesław Idźkowski
	Member of the Management Board	Edward Klecha, Sławomir Myśliński
	Supervisory Board	Krzysztof Gawłowski, Chairman of the SB Anna Jasińska

ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanisław Mastyło Krzysztof Gawłowski, Chairman of the SB Anna Jasińska
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	President Supervisory Board	Michał Miklas Krzysztof Gawłowski, Chairman of the SB Anna Jasińska
ORLEN KolTrans Sp. z o.o.	President Supervisory Board	Andrzej Dorosz Marek Bakuła, Chairman of the SB Marcin Jeżewski, Adam Woźniak, Małgorzata Olaszkiewicz

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dąbrowa, Jurgen Kleiner
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Auditing Committee	Arkadiusz Lewtak Małgorzata Mioduska Mateusz Markiewicz, Chairman of the AC Iwona Zawidzka Grażyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Władysław Teterycz Ewa Czernicka, Marek Truchan Monika Łobodzińska, Chairman of the SB Rafał Jędrzejewski Walenty Cywiński

NUMBER OF SHARES IN THE PARENT COMPANY AND OTHER ENTITIES OF THE CAPITAL GROUP HELD BY MEMBERS OF THE SUPERVISORY AND MANAGING BODIES

As at 31 December 2005, Raimondo Eggink, Member of the Supervisory Board, held 2950 shares in PKN ORLEN S.A.

As at 31 December 2005, Adam Maciej Pawłowicz, Member of the Supervisory Board, held 365 shares in PKN ORLEN S.A.

SHAREHOLDERS OF THE PARENT COMPANY

Shareholding structure of PKN ORLEN S.A. as at 31 December 2005:

	Number of shares	Number of votes	Par value of shares	Share in the share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (as depositary)	48 467 578	48 467 578	60 584 473	11.33%
Other	261 531 287	261 531 287	326 914 109	61.15%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100.00%**

There are no agreements known according to which the proportions of shares held by the current shareholders could change in the future.

Management Board Commentary on Operations
of the Polski Koncern Naftowy ORLEN Spółka Akcyjna
Capital Group
for the year 2005
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....	....	....
Management Board Vice-President Cezary Filipowicz	**Management Board Vice-President** Wojciech Heydel	**Management Board Vice-President** Jan Maciejewicz

....	....	....
Management Board Vice-President Cezary Smorszczewski	**Management Board Member** Krzysztof Szwedowski	**Management Board Member** Paweł Szymański

Płock, 27 April 2006

Letter from the President of the Management Board of PKN ORLEN S.A.

Ladies and Gentlemen,

2005 was one of the most important years in the history of the ORLEN Group. For over 14 months, we have been implementing a strategy whose target is to ensure the doubling of the Company's value by 2009. We would like to achieve that goal by fundamentally changing our corporate culture, modernising our management processes, improving efficiency, and executing new projects, which also includes our plan for further expansion in Central, Eastern and Southern Europe.

In 2005, we assumed control over Unipetrol, a fuel and petrochemicals holding company, and the third largest Czech company in terms of revenue. This has been not only our largest investment, but also the largest foreign acquisition by a Polish company, unprecedented in the history of the Polish economy. Immediately upon completion of the acquisition, we took measures aimed at increasing the value of Unipetrol. The Partnership Programme implemented in the autumn of 2005 covered the key business, functional and support areas of both partners. Twenty-six teams, comprising Czech and Polish experts, developed almost 200 initiatives. The targets set for 2005 were achieved, and the first effects of the Partnership Programme produced EUR 28m in additional revenue and savings. Our activities as the strategic investor were appreciated by the capital markets. From May 24th 2005, the day of acquiring the shares in the Czech company, to April 27th 2006, Unipetrol's share price grew by 86.68%, from CZK 144.10 to CZK 269.

At the beginning of 2005, we adopted the "Company Value Creation Strategy for 2005–2009". We based the assumptions of the strategy on three pillars: the continuation of the efficiency-enhancing measures, strengthening of the core operations in our home markets, and an active search for development opportunities in new markets, including M&A opportunities.

In the first pillar, which is pivotal for the value creation process, during the initial phase of the strategy implementation we placed particular emphasis on the restructuring of our retail network. We launched a new, economy station network, BLISKA, and also introduced a new fuel brand, Verva, to be sold throughout the ORLEN premium network. We thoroughly reorganised the regional retail structures by implementing a sales management programme, centralising and improving the auxiliary functions, as well as optimising employment. As a result of our determined actions, we managed to halt the decline of our market share at a level of 27%. At the same time, relative to the previous year, non-fuel sales grew by 1.4% and the number of participants in the FLOTA loyalty programme increased by 20%.

In Q4 2005, we also announced the objectives of ORLEN Deutschland's strategy for 2006–2009, providing for a thorough restructuring and simultaneous development of the network. We chose the option which ensures the fulfilment of strict economic criteria and achievement of the assumed financial targets over the next for years (with a ROACE of 18.4%). By adopting this strategic scenario, we did not rule out the possibility of selling our German assets on favourable terms.

We completed a number of key investment projects in the petrochemicals business, including the modernisation of the Olefin II Production Plant and the construction of new polyethylene and polypropylene units at Basell Orlen Polyolefins, a member of the ORLEN Group. Our production plant processed 12,569m tonnes of crude oil, up by 3.1% over 2004. October marked a momentous event for the Company as we processed the 400 millionth tonne of crude oil. That number is a symbol of 42 years of the Płock refinery's activities; it also represents our significant share in the Polish oil industry.

Last year, for the first time ever, we performed an independent, professional assessment of the Płock production plant through a study by Salomon, which was designed to evaluate the refinery's performance against its competitors. PKN ORLEN was ranked among the top companies in the world (the first quartile), among both the participants in the Study and the Company's competitors from Western Europe in the following fields: return on investment, net margin, and the maintenance and repair index. As far as operating expenses are concerned, we were ranked in the second quartile. In other fields, including utilisation of refinery's throughput capacity, mechanical availability, and the staff and power indices, the Company was classified in the fourth quartile against all other participants of the study and its Western European peers. The results of the study provided an incentive to undertake activities aimed at improving those indices.

Last year, we began implementation of new projects, which were designed to ensure continued growth and further improvement in the Company's efficiency. Measures in that field included the OPTIMA cost reduction programme, further stages of the retail network development and tasks related to the optimisation of the Group's activities, including the launch of the management by segment system.

Key restructuring projects include the consolidation plan for the "southern assets", including Jedlicze Refinery, Orlen Oil, Trzebinia Refinery and Paramo. These activities are designed to streamline the oil and lubricant production activities and to restructure these companies.

From 2005, the key members of the ORLEN Group now apply a uniform, consistent and transparent remuneration and incentive system for members of the Management Boards and management staff based on the MBO system (management by objectives). As in the case of the most highly rated corporations, the key parameter in the management assessment system is considered to be Shareholder Value Added, as established for the entire ORLEN Group. This specific measure can be used to evaluate the results achieved by the management staff acting as a team; it also encourages managers to look at their decisions and projects in the context of the entire enterprise.

As part of the implementation of the strategy's second pillar, we are planning to increase capital expenditure in the coming years; it will amount to as much as PLN 3.4bn on average each year until 2009. The ROACE for the Company will increase to over 18.5%, assuming constant 2004 macroeconomic conditions. This capital spending is planned to be invested in high yield ventures, including ventures in the petrochemicals business; we plan to construct propylene (PX) and purified terephthalic acid (PTA) units and to increase the throughput capacity of the olefin unit at Chemopetrol. Refining investments are to include the following projects: Diesel Oil Hydrotreatment (HON VII) project, the product pipeline connecting Ostrów Wlk. and Wrocław, and efficiency improvement at Unipetrol's hydrocracker unit. Other projects include the construction, modernisation and re-branding of service stations in Poland as well as implementation of the restructuring plan for Orlen Deutschland.

One of the key elements of the third pillar in the updated strategy is the commencement of upstream activities with a view to ensuring our own feedstock supplies. Implementation of these plans and incorporation of the upstream business into the existing value chain of PKN ORLEN will help to significantly increase the Company's value and strengthen its competitive position.

As part of the execution of the actions provided for in the third pillar – i.e. searching for M&A opportunities in the European oil and fuel industry – we entered the competitive tender for a 53.7% equity interest in Lithuania's Mažeikių Nafta (MN) offered by Yukos International UK B.V. (the bid was submitted on January 27th 2006). On January 13th 2006, we also proposed to buy the 40.66% of MN shares held by the Lithuanian government. We are positive that our offering is ahead of the competition, and that it has all the necessary guarantees, and – if selected by the sellers – that it will ensure the long-term and efficient development of both companies and the two Baltic markets.

Even net of the non-recurring effects of posting the excess of interest in Unipetrol's consolidated net asset fair value over the acquisition cost (this goodwill was produced by the acquisition of Unipetrol shares), our 2005 financial results were at a record high. Inclusive of the goodwill following the acquisition of Unipetrol shares, the ORLEN Group's consolidated net profit was PLN 4,638m. Excluding goodwill, net profit amounted to PLN 2,744m and was nearly 8% higher than in 2004.
Revenue rose by nearly 35% as a result of the Unipetrol consolidation (as of June 2005), higher sales, and favourable market environment for refinery and petrochemical products.

We successfully completed our 2003–2005 cost savings programme, which brought savings of PLN 882m. In this way, we exceeded the planned targets by 10%. The fixed costs of our Company (excluding Unipetrol) fell by almost 4% year on year, while personnel costs fell by 8% (with staffing levels reduced).

Compared with the previous year's results, our 2005 EBITDA grew by 66.7%. Assuming the same general economic conditions as those prevailing in 2004 and excluding fair value, the figure would have shown an increase of 22.6%. Thus, we more than delivered on our promise to investors made at the beginning of 2005, when we declared that in market conditions comparable to those of 2004, EBITDA would improve by at least 14%.

A similarly good achievement was recorded with respect to ROACE, which stood at 21.8% in 2005, compared to 14% the year before (fair value excluded).

Taking into account the results of programmes currently underway and of the new initiatives launched in 2005, we have updated the assumptions underlying our 2006–2009 strategy. Our financial targets have been set higher – we expect that the 2009 EBITDA, based on the stable macroeconomic conditions of 2004, will reach ca. PLN 10bn. Assuming the general economic conditions of 2004, ROACE will rise to over 18.5%.

When updating our strategy, we also formulated assumptions for a change in dividend policy, so that an optimum capital structure, reflecting our investment plans and capacity to provide for acquisitions, is maintained. The dividend will in future be calculated based on the ratio of free cash flow to equity (FCFE). We will seek to ensure dividend payments of the order of at least 50% of FCFE.

With the consistent and effective fulfilment of our declared objectives and intentions, as well as our ambitious plans for the future, PKN ORLEN is today the strongest Polish brand and one of the most desired employers, which is as good an indication of the extent and momentum of the implemented changes as any financial data.

This was proved, *inter alia*, by the fact that in 2005 PKN ORLEN was ranked among the leading companies in terms of compliance with the corporate governance standards recommended by the Warsaw Stock Exchange. In the ranking prepared as an initiative of the Polish Corporate Governance Forum, the Company received an A-rating.

We also received a special award in the prestigious annual ranking published by the *Parkiet* daily. The organisers of the ranking appreciated the very high quality of PKN's investor relations by awarding the Company the special *2005 Bull and Bear* title.

In 2005, the main plant in Płock received the title of *The Best Refinery of the Year in Central and Eastern Europe,* awarded by an international body for the Company's strategy, its infrastructure, technological innovativeness and development plans. It was a privilege and honour for us, even more so as such an honourable title was awarded by the representatives of our sector during the eighth Central and Eastern European Refining and Petrochemicals Conference.

Our active presence in the life of the local community, such as providing regular support for the Wisła Płock Sports Club and the Płock Industry and Technology Park or, through the *ORLEN Dar Serca* Foundation, for the charity organisations working for the poor, is a sign of our responsibility for the environment in which we operate. We also established the *Fundusz Grantowy dla Płocka* Foundation whose main objective is to provide support for non-governmental organisations operating in Płock. PKN ORLEN has also for many years acted as a patron for both cultural events and artists. In 2005, the Company granted a scholarship to Rafał Blechacz, the very talented Polish pianist and the winner of the 15th International Fryderyk Chopin Piano Competition.

We are satisfied with 2005 not only because of our financial performance. As a starting point for all our management efforts which commenced in the autumn of 2004, we adopted a plan for eliminating political interference with the affairs of the Company and its internal governance. The consistent changes in the management of human resources, the ORLEN Group, our external and internal communications and, most importantly, the beginning of the process for changing the corporate culture by taking such steps as the implementation of a simple and clear Code of Ethics, are a clear example of combining business objectives with ethical and social goals.

To conclude, I would like to thank all the employees of the ORLEN Group for their everyday efforts contributing to the value of our Company. I would also like to thank the Supervisory Board for their intensive work, support and trust, which has allowed the Management Board to carry out the Company's mission.

I count on further support from our Shareholders, the Supervisory Board and our Employees, as well as on continued kind approach and loyalty of our Customers.

Igor Chalupec
President of the Management Board
PKN ORLEN S.A.

KPMG

TRANSLATION

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

Opinion and Report Of the Independent Auditor Financial Year ended 31 December 2005

KPMG Audyt Sp. z o.o.
The opinion contains 2 pages
The report supplementing the auditor's opinion contains 24 pages
Opinion of the independent auditor and report supplementing the auditor's opinion on the consolidated financial statements for the financial year ended 31 December 2005

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Polski Koncern Naftowy Orlen Spółka Akcyjna

We have audited the accompanying consolidated financial statements of Polski Koncern Naftowy Orlen Spółka Akcyjna Group (PKN Orlen S.A. Group) seated in Płock, 7 Chemików Street, consisting of the consolidated balance sheet as at 31 December 2005, with total assets of and total liabilities and equity of PLN 33,404,311 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 4,637,776 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 5,681,675 thousand, the consolidated cash flow statement for the year then ended with an net increase in cash amounting to PLN 396,280 thousand and supplementary notes, comprising of significant accounting policies and other explanatory notes.

The Management of the Parent Company is responsible for the preparation and true and fair presentation of the consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and in respect to matters that are not regulated by the above standards, in accordance with the accounting principles as set out in the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and respective bylaws and regulations and the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility, based on our audit, is to express an opinion on these financial statements. The financial statements of the Company for the financial year ended 31 December 2004, before the transition described in note 39 „First time adoption of International Financial Reporting Standards" of the supplementary notes, were audited by another auditor, whose report dated 5 May 2005, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with section 7 of the Accounting Act dated 29 September 1994, the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the consolidated financial statements are fee of material misstatement. An audit includes examining, on a test basis, evidence and consolidation documentation supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles applied in the Group and significant estimates made by the management of the Parent Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the accompanying consolidated financial statements of Group PKN Orlen S.A. Group present fairly, in all material respects, the financial position of the Group as at 31 December 2005, the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, and in respect to matters that are not regulated by the above standards, in accordance with the accounting principles as set out in the Accounting Act dated 29 September 1994 and respective bylaws and the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market and the provisions of law that apply to the consolidated financial statements, applicable to the Group.

As required under the Accounting Act dated 29 September 1994 we also report that the Report of the Management Board of the Parent Company on the Group's activities includes, in all material respects, the information required by Art. 49 of the Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the consolidated financial statements.



Certified Auditor No. 10268/7598
Monika Bartoszewicz



For KPMG Audyt Sp. z o.o.
51 Chłodna Street; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 27 April 2006

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

Report supplementing the auditor's opinion on the consolidated financial statements Financial Year ended 31 December 2005

KPMG Audyt Sp. z o.o.
The report supplementing the auditor's opinion
contains 24 pages
Report supplementing the auditor's opinion
on the consolidated financial statements
for the financial year ended
31 December 2005

Contents

1 General

1.1 Identification of the Group

1.1.1 Name of the Group

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

1.1.2 Registered office of the Parent Company of the Group

7 Chemików Street
09-411 Płock

1.1.3 Registration of the Parent Company in the National Court Register

Seat of the court: Regional Court in Warsaw, XXI Commercial Department
Date: 19 July 2001
Registration number: 0000028860

1.1.4 Registration of the Parent Company in the Tax Office and Statistical Office

NIP: 774-00-01-454
REGON: 610188201

1.2 Information about companies included in the Group

1.2.1 Companies included in the consolidated financial statements

As at 31 December 2005 the following companies belonging to the Group were subject to consolidation:

Parent Company:

- PKN Orlen S.A.

Subsidiaries consolidated on the "full consolidation" basis:

- Orlen Deutschland AG
- Orlen Gaz Sp. z o.o.
- Orlen Petrogaz Wrocław Sp. z o.o.
- Orlen PetroCentrum Sp. z o.o.
- Orlen Medica Sp. z o.o.
- Orlen Budonaft Sp. z o.o.
- Orlen Powiernik Sp. z o.o.
- Orlen KolTrans Sp. z o.o.
- Orlen Transport Szczecin Sp. z o.o.

- Orlen Transport Kraków Sp. z o.o.
- Orlen Transport Płock Sp. z o.o.
- Orlen Transport Słupsk Sp. z o.o.
- Orlen Transport Nowa Sól Sp. z o.o.
- Zakład Budowy Aparatury S.A.
- Orlen Laboratorium Sp. z o.o.
- Raf Lab Sp. z o.o.
- Orlen Transport Olsztyn Sp. z o.o.
- Orlen PetroTank Sp. z o.o.
- Orlen Transport Kędzierzyn Koźle Sp. z o.o.
- Petrotel Sp. z o.o.
- Orlen PetroProfit Sp. z o.o. Group
  - Orlen PetroProfit Sp. z o.o. (parent company)
  - Petrooktan Sp. z o.o. (full consolidation)
  - Petro-Oil LCS Sp. z o.o.(full consolidation)
- Orlen Asfalt Sp. z o.o.
- Rafineria Trzebinia S.A. Group
  - Rafineria Trzebinia S.A. (parent company)
  - Energomedia Sp. z o.o. (full consolidation)
  - Euronaft Sp. z o.o. (full consolidation)
  - Nafto Wax Sp. z o.o. (full consolidation)
  - Ekonaft Sp. z o.o. (full consolidation)
- Anwil S.A. Group
  - Anwil S.A. (parent company)
  - Remwil Sp. z o.o (full consolidation)
  - Pro-Lab Sp. z o.o (full consolidation)
  - Chemeko Sp. z o.o. (full consolidation)
  - Wircom Sp. z o.o (equity method)
  - Eko-Dróg Sp. z o.o. (equity method)
  - Apex-Elzar Sp. z o.o. (equity method)
  - Prof-Med Sp. z o.o (equity method)
  - Arbud Sp. z o.o. (equity method)
- Rafineria Nafty Jedlicze S.A. Group
  - Rafineria Nafty Jedlicze S.A (parent company)
  - Konsorcjum Olejów przepracowanych S.A. (full consolidation)
  - Raf Ekologia Sp. z o.o. (full consolidation)
  - Raf Energia Sp. z o.o. (full consolidation)
  - Raf Koltrans Sp. z o.o. (full consolidation)
  - Raf Remat Sp. z o.o.(full consolidation)

- Inowrocławskie Kopalnie Soli „SOLINO" S.A.
- Ship – Service S.A. Group
  - Ship - Sernice S.A. (parent company)
  - Bor – Farm Sp. z o.o. (full consolidation)
    - Ship Service Agro Sp. z o.o. (full consolidation)
- Orlen Automatyka Sp. z o.o
- Orlen Petrozachód Sp. z o.o.
- Petrolot Sp. z o.o.
- Orlen Projekt S.A.
- Orlen Wir Sp. z o.o.
- RafTrans Sp. z o.o.
- Orlen Morena Sp. z o.o.
- Orlen Oil Sp. z o.o. Group
  - Orlen Oil Sp. z o.o. (parent company)
  - Platinum Oil Mazowsze Sp. z o.o.(full consolidation)
  - Orlen Oil Cesko s.r.o. (full consolidation)
  - Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.(equity method)
  - Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro-Oil Seewax Sp. z o.o. Sp. z o.o. (equity method)

- Unipetrol a.s. Group
  - Unipetrol a.s. (parent company)
  - Chemopetrol a.s. Group (full consolidation)
    - Chemopetrol a.s. (parent company)
    - Unipetrol Doprava a.s. (full consolidation)
  - Kaucuk a.s. (full consolidation)
  - Benzina a.s. Group (full consolidation)
    - Benzina a.s. (parent company)
    - Benzina Trade a.s. (full consolidation)
    - Petrotrans a.s. (full consolidation)
  - Paramo a.s. (full consolidation)
  - Unipetrol Trade a.s. Group (full consolidation)

- Unipetrol Trade a.s. (parent company)
- Aliachem Verwaltungs GmbH Group (full consolidation)
  - Aliachem Verwaltungs GmbH (parent company)
  - Unipetrol Deutschland GmbH (full consolidation)
  - Aliapharm GmbH Frankfurt (full consolidation)
- Unipetrol Chemicals Iberica S.A. (full consolidation)
- Chemapol (Schweiz) AG (full consolidation)
- Unipetrol Austria HmbH (full consolidation)

- Unipetrol Rafinerie a.s. (full consolidation)
- Spolana a.s. (full consolidation)
- Ceska Rafinerska a.s.(propotional method)

Joint ventures consolidated on the "proportional consolidation" basis:

- Grupa Kapitałowa Basell Orlen Polyolefins Sp. z o.o.
  - Basell Orlen Polyolefins Sp. z o.o (parent company)
  - Basell Orlen Polyolefins Sprzedaż Sp. z o.o (full consolidation)

The following subsidiaries have been subject to consolidation for the first time during the year ended 31 December 2005, as a result of control established by the Parent Company:

- Unipetrol a.s. – subject to consolidation for the period from 31 May 2005 to 31 December 2005.

1.2.2 Entities excluded from consolidation

As at 31 December 2005 the following subsidiaries and joint ventures companies belonging to the Group have not been consolidated:

- B.H.T. Dromech S.A.
- Orlen Eko Sp. z o.o.
- Orlen Ochrona Sp. z o.o.
- Petromor Sp. z o.o.
- Samrelaks Mąchocice Sp. z o.o.
- Wisła Płock Sportowa S.A.
- Orlen Centrum Serwisowe Sp. z o.o.
- Płocki Park Przemysłowo – Technologiczny S.A.
- Orlen Administracja Sp. z o.o.
- Centrum Komercjalizacji Technologii Sp. z o.o.
- Centrum Edukacji Sp. z o.o.
- BUT sro
- HC Chemopetrol a.s.
- Chemicka Servisni a.s.

- Polymer Institute Brno, spol sro
- CS Zilina sro
- CS Smizany sro
- CS Milhost sro
- Paramo Trysk a.s.
- Mogul Servis a.s.
- Mogul Morava a.s.
- Mogul Tank Plus a.s.
- Mogul Slovakia sro
- Petra Slovakia sro
- Aliachem Benelux BV
- Unipetrol France S.A.
- Aliachem Italia S.r.l
- Unipetrol Polska Sp. z o.o.
- DP Mogul Ukrajina
- Mogul d.o.o
- Aliachem USA Inc
- Unipetrol (UK) Ltd
- Uniraf Slovensko s.r.o.
- NeraPharm spol sro
- Tiu Plast a.s.

1.3 Auditor information

KPMG Audyt Sp. z o.o.
51 Chłodna Street
00-867 Warsaw

KPMG Audyt Sp. z o.o. is registered as a company authorised to audit financial statements (number 458).

1.4 Legal status

1.4.1 Share capital

Polski Koncern Naftowy Orlen Spolka Akcyjna (the "Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Plock, Chemikow 7.



In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy Orlen Spółka Akcyjna.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Company adopted a resolution on the merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN in to the Company in accordance with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

According to the Commercial Register the share capital of the Company amounted to PLN 534,636 thousand as at 31 December 2005 divided into 427,709,061 ordinary shares with a nominal value of PLN 1.25 each. On 1 January 2004 - transition date to IFRS as adopted by the European Union the share capital has been restated by an amount of PLN 522,999 thousand in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". After the restatement share capital presented in the financial statements as at 31 December 2005 amounts to PLN 1,057,635 thousand.

As at 31 December 2005, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Number of voting rights (%)	Nominal value of shares (Commercial register) PLN '000	Percentage of share capital (%)
Nafta Polska S.A.	74,076,299	17.3%	92,595,374.0	17.3%
State Treasury	43,633,897	10.2%	54,542,371.0	10.2%
Bank of New York (as a depositary)	48,467,578	11.3%	60,584,473.0	11.3%
Others	261,531,287	61.2%	326,914,108.0	61.2%
	427,709,061	100.0%	534,636,326.0	100.0%

1.4.2 Management of the Parent Company

The Management Board is responsible for management of the Parent Company.

At 31 December 2005, the Management Board of the Parent Company was comprised of the following members:

- Igor Chalupec – President of the Management Board
- Wojciech Heydel – Vice President of the Management Board
- Cezary Smorszczewski – Vice President of the Management Board
- Jan Maciejewicz – Vice President of the Management Board
- Paweł Szymański – Member of the Management Board
- Dariusz Witkowski – Member of the Management Board

During the year 2005 there were following changes in the composition of the Management Board of the Company:

1. In the period from 1 January 2005 to 29 June 2005 Management Board comprised the following members:

- Igor Chalupec – President of the Management Board
- Janusz Wiśniewski – Vice President of the Management Board
- Andrzej Macenowicz – Vice President of the Management Board
- Wojciech Heydel – Vice President of the Management Board
- Cezary Smorszczewski – Vice President of the Management Board
- Jan Maciejewicz – Vice President of the Management Board
- Paweł Szymański – Member of the Management Board

2. On 29 June 2005, due to the end of 3 year term of the Management Board of PKN Orlen S.A., mandates of all members of the Management Board expired. Hence, at the Supervisory Board Meeting of PKN Orlen S.A. held on 30 June 2005, there was an appointment of Management Board of PKN Orlen S.A. for next 3-year term. Management Board comprised:

- Igor Chalupec – President of the Management Board
- Wojciech Heydel – Vice President of the Management Board
- Cezary Smorszczewski – Vice President of the Management Board
- Jan Maciejewicz – Vice President of the Management Board
- Paweł Szymański – Member of the Management Board

3. On 19 July 2005 the Supervisory Board of PKN Orlen S.A., after proposal of the Minister of State Treasury, in accordance with paragraph 9.1.3 of Articles of Association, appointed effective from 1 August 2005 Mr Dariusz Witkowski to the position of the Member of the Management Board of PKN Orlen S.A.

4. On 21 December 2005 the Supervisory Board of PKN Orlen S.A., after proposal of the Minister of State Treasury, in accordance with paragraph 9.1.3 of Articles of Association, appointed effective from 2 January 2006 Mr Cezary Stanisław Filipowicz to the position of the Vice-President of the Management Board of PKN Orlen S.A.

The following changes to the composition of the Management Board took place in the period from 31 December 2005 to the date of issuing this opinion:

The Supervisory Board of PKN Orlen S.A. , at the meeting held on 31 March 2006, dismissed effective from 31 March 2006 Mr Dariusz Witkowski from the position of the Member of the Management Board. Simultaneously the Supervisory Board appointed effective from 31 March 2006 Mr Krzysztof Szwedowski to the position of the Member of the Management Board of PKN Orlen S.A.

1.4.3 Scope of activities

The business activities listed in the Parent Company's Statute include the following:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on commission and as a consignee, including in particular: trade in crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,

- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including road, rail, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- metal production and manufacturing of plastics,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade in shares and interests in domestic and foreign trade,
- activities in the area of accounting and bookkeeping as well as activities related to databases and its processing,
- providing services in respect of the clearance of electronic fuel cards.

The business activities subsidiaries and joint ventures, included in the Group, according to the Deeds/Statutes include the following:

- Orlen Deutschland AG – trading
- Orlen Gaz Sp. z o.o. Group – trading
- Orlen PetroCentrum Sp. z o.o. – trading
- Orlen Medica Sp. z o.o. – services
- Orlen Budonaft Sp. z o.o. – services
- Orlen Powiernik Sp. z o.o. – financial services
- Orlen KolTrans Sp. z o.o. – transport services
- Orlen Transport Szczecin Sp. z o.o. – transport services
- Orlen Transport Kraków Sp. z o.o. – transport services
- Orlen Transport Płock Sp. z o.o. – transport services
- Orlen Transport Słupsk Sp. z o.o. – transport services
- Orlen Transport Nowa Sól Sp. z o.o. – transport services
- Zakład Budowy Aparatury S.A. – production
- Orlen Laboratorium Sp. z o.o. – research and development
- Orlen Transport Olsztyn Sp. z o.o. – transport services
- Orlen PetroTank Sp. z o.o. – trading, services
- Orlen Transport Kędzierzyn Koźle Sp. z o.o. – transport services
- Petrotel Sp. z o.o. – services
- Grupa Kapitałowa Orlen PetroProfit Sp. z o.o. – trading, production

- Orlen Asfalt Sp. z o.o. – production
- Grupa Kapitałowa Rafineria Trzebinia S.A. – production, trading
- Grupa Kapitałowa Anwil S.A. – production, trading
- Grupa Kapitałowa Rafineria Nafty Jedlicze S.A. – production
- Inowrocławskie Kopalnie Soli „SOLINO" S.A. – production, services
- Grupa Kapitałowa Ship – Service S.A. – trading, services
- Orlen Automatyka Sp. z o.o. – production, services
- Orlen Petrozachód Sp. z o.o. – trading
- Petrolot Sp. z o.o. – trading, services
- Orlen Projekt S.A. – services
- Orlen Wir Sp. z o.o. – production, services
- RafTrans Sp. z o.o. - services
- Orlen Morena Sp. z o.o. – trading
- Grupa Kapitałowa Orlen Oil Sp. z o.o. – production, trading
- Grupa Kapitałowa Unipetrol a.s – production, trading
- Grupa Kapitałowa Basell Orlen Polyolefins Sp. z o.o. – production, trading

1.5 Prior period consolidated financial statements

The consolidated financial statements for the period ended 31 December 2004 were audited by Ernst & Young Audit Sp. z o.o. and received unqualified opinion as at 19 April 2005 and amended unqualified opinion as at 5 May 2005 with the following emphasis of matters:

"In 2004 two acts amending the Accounting Act and affecting the accompanying amended consolidated financial statements became effective: the Act dated 12 December 2003 on amendments to the Act – Commercial Code and certain other acts and the Act dated 30 April 2004 amending the Accounting Act. Taking the above into consideration, the Company has introduced changes in applied accounting principles. This led to the increase in equity in the opening balance by the amount of PLN 35,998 thousand. Comparable data was also changed in order to take into account the changed accounting principles. The effect of those changes on 2 Translation of the following expression in Polish: "rzetelne, prawidłowe i jasne" 3 Translation of the following expression in Polish: "sytuacja majątkowa i finansowa"
The Polish original should be referred to in matters of interpretation Translation of auditors' report originally issued in Polish the amended consolidated financial statements was presented in Note 63 of additional information and notes to the accompanying amended consolidated financial statements.

As presented in Note 47c to the accompanying amended consolidated financial statements, there is a tax inspection underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Tax Inspection Office in Krakow and its scope covers verification of excise tax and value added tax calculations and payments for the years 2002 and 2003. The results of this tax inspection and its potential impact on the accompanying amended consolidated financial statements are unknown as of the date of this opinion. Additionally on 5 April 2005, as a result of the proceeding carried out by the Custom Office, Rafineria Trzebinia S.A. received decisions issued by the Director of Custom Office in Krakow in which additional excise tax liability was set for the period May-June 2004 for the total amount of approximately PLN 60 million which were appealed by the company. On 5 May 2005 Rafineria Trzebinia S.A. received a decision of Custom Office in Krakow on suspending the execution of the above mentioned decisions. As presented in the above note, as at the date of this opinion the final results of the above proceedings and their potential impact, as well as any potential impact of extending the above proceedings to the other periods, on the accompanying amended consolidated financial statements are not known.

As presented in Notes 47c, 47n and 47o to the accompanying amended consolidated financial statements the Supervisory Boards of Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A. and ORLEN Oil Sp. z o.o. passed resolutions on performing tax reviews and forensic procedures. As presented in the above notes as at the date of this opinion the above procedures were not finalized and their potential impact on the accompanying amended consolidated financial statements is not known."

The above risks are described in Notes 33c, 33n and 33o of the accompanying consolidated financial statements for 2005 of PKN Orlen S.A. Group.

The consolidated financial statements for 2004 were approved at the General Meeting on 29 June 2005.

The closing balances as at 31 December 2004 have been properly implemented to the consolidation documentation as the opening balances of the audited year.

Due to the changes in the applied accounting policies, resulting from the adoption of the accounting policies that are in compliance with International Financial Reporting Standards as adopted by the European Union the related corresponding figures for 31 December 2005 have been restated by the Parent Company. Furthermore, in accordance with IFRS 1, the Parent Company has elected not to restate the corresponding figures in order to comply with IAS 32, IAS 39 and IFRS 4. The adjustments resulting from changes in accounting policies, in order to comply with IAS 32, IAS 39 and IFRS 4, have been made to the opening balance of equity as at 1 January 2005.

The consolidated financial statements for 2004 were submitted to the Registry Court on 8 July 2005 and were published in Monitor Polski B No. 1761on 17 November 2005.

1.6 Audit scope and responsibilities

This report of the independent auditor was prepared for the General Meeting of PKN Orlen S.A. seated in Płock, Chemików 7 street, and relates to the consolidated financial statements comprising: the consolidated balance sheet as at 31 December 2005, with total assets of and total liabilities and equity of PLN 33,404,311 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 4,637,776 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 5,681,675 thousand, the consolidated cash flow statement for the year then ended with an net increase in cash amounting to PLN 396,280 thousand, and supplementary notes, comprising of significant accounting policies and other explanatory notes.

The consolidated financial statements have been audited on the basis of the decision of the Supervisory Board dated 21 January 2005 on the appointment of the auditor.

The consolidated financial statements have been audited in accordance with the contract dated 30 May 2005.

We conducted the audit in accordance with section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, no 76, item 694 with amendments), the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing.

We have audited the consolidated financial statements in the Parent Company's head office during the period from 23 January 2006 to 27 April 2006.

The Management of the Parent Company is responsible for the preparation and true and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and in respect to matters that are not regulated by the above standards, in accordance with the accounting principles as set out in the Accounting Act dated 29 September 1994 and respective bylaws and regulations and the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market.

Our responsibility is to express an opinion, with a supplementing report, on these financial statements.

On 27 April 2006 the Management Board of the Parent Company submitted a statement as to the true and fair presentation of the consolidated financial statements presented for audit, which confirmed that there were no undisclosed matters which could significantly influence the information presented in the consolidated financial statements for the audited year.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled by the Management of the Parent Company.

KPMG Audyt Sp. z o.o., the members of its Management Board and Supervisory Board and other persons involved in the audit of the consolidated financial statements fulfil independence requirements from the companies included in the Group. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

1.7 Information on audits of the group reporting packages statements of consolidated companies

1.7.1 Parent Company

The financial statements of the Parent Company for the year ended 31 December 2005 were audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.

1.7.2 Other consolidated entities

Entity's name	Authorised audytor	Type of the auditor's opinion
ORLEN Deutschland AG	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Gaz Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Petrogaz Wrocław Sp. z o.o.	Zespół Biegłych Rewidentów "Faber"	Unqualified opinion with the following emphasis of matter: "Except for the fact that the basic indicators illustrating property and financial situation of the entity do not show the possible significant threat for going concern in the following year, the cummulated losses from prior periods and current loss have led to fall of the net equity to the level of 56% of share capital."
PetroCentrum Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Medica Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Budonaft Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with following emphasis of matter: "Financial situation of the Company relating to ability of debt repayment is difficult. Management Board in additional information accompanying the financial statements listed actions taken to improve the situation. However there is essential uncertainty regarding the outcome of these actions. If mentioned actions are not taken, the Company's ability to continue as a going concern would be threatened. We draw your attention to the fact, that the balance sheet as at 31 December 2005 presents negative net equity. Accroding to § 233 paragraph 1 of Polish Commercial Code Shareholders Meeting should decide on further Company's ability to continue as a going concern."
Orlen KolTrans Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Szczecin Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Kraków Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "The 2001 and 2002 excise tax control proceeding is still in progress. The Company created the provision for the proper amount of PLN 7,191.6 thousand for the tax liability resulting from statements that were provided by the customers stating that purchased goods are to be used for the furnace fuel purposes questioned by the Custom Office. It is not possible to assess the outcome of the tax control. As a result of creating of the above mentioned provision the Company's net equity amounts to the level of 13% of the share capital. The 2005 net loss has exceeded both reserve and half of the share capitals. The Shareholders should decide on further Company's ability to continue as a going concern."
Orlen Transport Płock Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "Opening balances were not audited. Auditor's opinion concerns only current financial year."

Entity's name	Authorised audytor	Type of the auditor's opinion
Orlen Transport Słupsk Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Nowa Sól Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Zakład Budowy Aparatury S.A.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Laboratorium Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinoin
Raf-Lab Sp. z o.o.	ZEFiR Sp. z o.o.	Qualified opinion: "In the profit and loss statement as at 31 December 2005 the company presented extinguished interests amounting to PLN 151 thousand both as financial income and expenses. As the result financial income and expenses were overstated by PLN 151 thousand."
PKN Transport Olsztyn Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen PetroTank Sp. z o.o.	KPMG Audyt Sp. z o.o.	Qualified opinion: "According to the Act of Environment Protection Law from 27 April 2001 the Company is required to reclamate contaminated land. As at 31 December 2005 the Company recognized provision for land reclamation in the amount of PLN 480 thousand. The Management Board has not provided us with sufficient evidence required for estimation of the possible land contamination provisions. In relation to above mentioned issue we were not able to assess whether it is necessary to provide with any adjustments regarding provisions for land reclamation presented in the balance sheet as at 31 December 2005. As at 31 December 2005 the Company presented fixed assets relating to 13 petrol stations including land as well as assets under construction amounting to net value of PLN 41 million. In our opinion there are indicators of possible impairment of these assets. The Management Board has not presented to us sufficient evidence relating to impairment of these stations that would confirm the possibility of gaining economic benefits in relation with further usage or sale of stations exceeding their carrying amount presented in the balance sheet. We are therefore not able to assess whether it is necessary to provide with any adjustments regarding the value of petrol stations' assets as at 31 December 2005."
PKN Transport Kędzierzyn Koźle Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "Loss on operating activity, unfavourable financial ratios (mainly profitability and liquidity) indicate potential risk for the Company's ability to continue as a going concern, provided that certain restructuring actions, described in the Management Report on Company's Operations for 2005, were not taken."
Petrotel Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen PetroProfit Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Asfalt Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Rafineria Trzebinia S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "As a result of tax procedure the parent company received the decision from tax authorities stating excise tax arrears for May - August and September 2004 amounting to approx. PLN 100 million. The Company is in course of the apeal proceeding and the final result is pending. In the consolidated financial statement the Group has not created any provisions for possible liabilities, which may occure in case of unfavourable verdict."
Anwil S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion

Entity's name	Authorised audytor	Type of the auditor's opinion
Rafineria Nafty Jedlicze S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "According to the information from the parent company's Management Board, we understand that the Group will be a subject to restructuring proces approved by the partent company's Management Board according to: "The Plan of restructuring and consolidating of the southern assets of PKN Orlen S.A." document. According to information received from the parent company's Management Board the above mentioned project has not beed finally defined and approved. We have also been informed that the Management Board prepares detailed plan for the Group together with the external advisor. According to Management Board there have not been certain premises for stating reliable mid-term forcast that would take into account PKN Orlen intentions regarding future restructuring of the Group's assets and their usage."
Inowrocławskie Kopalnie Soli"SOLINO" S.A.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Ship Service S.A. Group	KPMG Audyt Sp. z o.o.	Qualified opinion: "Capital Group of Ship Service S.A. corrected equity opening balance regarding allowance for receivables from UAB Ship Service Klaipeda amounting to PLN 4,022.1 thousand and allowance for disputable receivables from the Tax Office regarding VAT settlements in the amount of PLN 1,573.6 thousand. Moreover Ship Service made other adjustments amounting to PLN 112.2 thousand corresponding with retained earnings. Allowances are estimates and their changes should not adjust prior periods. As a result of recording above mentioned adjustments the comparative data for 2004 have been misstated through the overstatement of net profit of the year 2004 by PLN 5,707.9 thousand in correspondence to retained earnings."
Ship Service S.A. Group	KPMG Audyt Sp. z o.o.	Additionally, the opinion included following emphases of matter: 1. "The main financing sources of Ship Service (the Parent Company) are both trade and bank credits. As at 31 December 2005 bank credits amounted to PLN 26,949 thousand of which the amount of PLN 24,555 thousand refers to short term credits. The nearest repayment in the amount of PLN 7,817 thousand in due on 31 March 2006. Currently the Parent Company negotiates new credit lines and and its scope with banks. However until the date of issuing this opinion neither of banks has made a decision concerning future financing of the Parent Company after it repays its short term credits. By virtue of losses incurred in 2004 and 2005 there is a significant uncertainty whether the Company will be further financed externally by the banks after expiration of the current credit agreements. This may lead to a threat of operating in the significantly unchanged range." 2. "In 2002 Ship Sevice received the decision from the Tax Control Office, which questioned 0% VAT rate on sales of petrol for inland vessels. In the appeal proceeding both Tax Chamber and District Administrative Court sustained the Tax Office's decision. Ship Service submited an annulment to the Supreme Administrative Court. Ship Service possesses legal opinions which confirm the chances for favourable settlement of dispute. In relation to these opinions the Company decided not to recognize provision for possible additional tax liability amounting to PLN 2,146 thousand. This amount is presented in the consolidated financial statement as contingent liability. We also draw attention to the fact that questioned 0% VAT rate for inland vessels purposes, was applied also after the period covered with control, i.e. since March 2002 till now. The Management Board did not estimate any additional charges for that period as Ship Service received opinions from its lawyers and from Department for Commercial Companies of II nd Tax Office District Mazowsze."

Entity's name	Authorised audytor	Type of the auditor's opinion
Orlen Automatyka Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Petrozachód Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Petrolot Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Projekt S.A.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Wir Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
RaF Trans Sp. z o.o.	Instytut Studiów Podatkowych Modzelewski i Wspólnicy AUDYT Sp. z o.o.	Unqualified opinion with following emphasis of matter: "Accumulated losses exceed half of Company's share capital. According to paragraph 233 of Polish Commercial Code Management Board is obliged to immediately call the Shareholders Meeting to decide of Company's ability to continue as a going concern. According to the resolution number 10/2005 from 14 December 2005 merger plan with Orlen Transport Kraków Sp. z o.o. - 100% shareholder of Raf-Trans, was approved. Accordingly, the Company's ability to continue as a going concern may be sustained."
Orlen Morena Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Oil Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Unipetrol a.s. Group	KPMG Czech Republic	Unqualified opinion
Basell Orlen Polyolefins Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion

The financial statements of other consolidated entities being part of the Group were exempt from the obligation to audit for the financial year ended 31 December 2005.

2 Financial analysis of the Group

2.1 Summary of the financial statements

2.1.1 Consolidated balance sheet

ASSETS	31.12.2005 PLN '000	% of total	31.12.2004 PLN '000	% of total
Non-current assets				
Property, plant and equipment	18,510,754	55.4%	11,478,242	55.0%
Goodwill	17,630	0.1%	20,501	0.1%
Intangible assets	610,984	1.8%	346,244	1.7%
Long-term financial assets	550,984	1.7%	47,929	0.2%
Investments in associates	1,025,077	3.1%	940,851	4.5%
Loans granted	7,145	0.0%	10,290	0.0%
Deferred tax assets	62,131	0.2%	19,673	0.1%
Investment property	11,557	0.0%	9,122	0.0%
Perpetual usufruct of land	76,172	0.2%	66,169	0.3%
Other non-current assets	13,098	0.0%	8,794	0.0%
Total non-current assets	20,885,532	62.5%	12,947,815	62.0%
Current assets				
Inventory	6,113,237	18.3%	3,200,982	15.3%
Trade and other receivables	4,777,638	14.3%	2,580,783	12.4%
Income tax receivable	49,567	0.2%	23,309	0.1%
Short-term investments	104,938	0.3%	1,123,616	5.4%
Short-term prepayments	145,853	0.4%	108,716	0.5%
Cash and cash equivalents	1,126,803	3.4%	729,498	3.6%
Other financial assets	111,899	0.3%	154,756	0.7%
Financial assets classified as held for sale	88,844	0.3%	0	0.0%
Total current assets	12,518,779	37.5%	7,921,660	38.0%
TOTAL ASSETS	33,404,311	100.0%	20,869,475	100.0%

EQUITY AND LIABILITIES	31.12.2005 PLN '000	% of total	31.12.2004 PLN '000	% of total
Equity				
Share capital	1,057,635	3.2%	1,057,635	5.1%
Share premium	1,227,253	3.7%	1,227,253	5.9%
Hedging reserve	60,075	0.2%	87,648	0.4%
Foreign exchange difference on subsidiaries from consolidation	(156,014)	-0.5%	(9,444)	0.0%
Retained earnings	14,507,562	43.4%	10,828,516	51.8%
Total equity (attributed to shareholders of the parent company)	16,696,511	50.0%	13,191,608	63.2%
Minority interest	2,616,478	7.8%	439,706	2.1%
Total equity	19,312,989	57.8%	13,631,314	65.3%
Liabilities				
Interest-bearing loans and borrowings	3,405,978	10.2%	2,083,536	9.9%
Provisions	956,991	2.9%	642,292	3.1%
Deferred tax liabilities	1,020,159	3.1%	458,512	2.2%
Other non-current liabilities	170,725	0.5%	53,371	0.3%
Total non-current liabilities	5,553,853	12.0%	3,184,340	15.5%
Trade and other liabilities and accrued expenses	6,684,050	20.0%	3,427,296	16.4%
Provisions	683,273	2.0%	283,442	1.4%
Income tax liability	35,711	0.1%	1,680	0.0%
Interest-bearing loans and borrowings	1,110,819	3.3%	247,627	1.2%
Deferred income	19,265	0.1%	19,106	0.1%
Other current financial liabilities	4,351	0.0%	21,299	0.1%
Total current liabilities	8,537,469	25.6%	4,000,450	19.2%
Total libilities	14,091,322	42.2%	7,184,790	34.7%
TOTAL EQUITY AND LIABILITIES	33,404,311	100.0%	20,816,104	100.0%

2.1.2 Consolidated profit and loss account

	1.01.2005 - 31.12.2005 PLN '000	% of total sales	1.01.2004 - 31.12.2004 PLN '000	% of total sales
Sales of goods	41,323,671		29,346,192	
Excise tax and other charges	(12,502,031)		(10,152,297)	
Revenues from sale of finished goods	28,821,640		19,193,895	
Revenue from sale of merchandise and raw materials	12,366,627		11,486,563	
Net sales revenue	41,188,267	100.0%	30,680,458	100.0%
Cost of sales	(34,078,848)	-82.7%	(24,605,322)	-80.2%
Gross profit on sales	7,109,419	17.3%	6,075,136	19.8%
Distribution expenses	(2,391,290)	-5.8%	(2,115,625)	-6.9%
General and administrative expenses	(1,039,333)	-2.5%	(855,341)	-2.8%
Other operating income	2,330,291	5.7%	331,144	1.1%
Other operating expenses	(1,090,863)	-2.7%	(767,951)	-2.5%
Profit on the sale of all or part of shares of related parties	29,396	0.1%	19,166	0.1%
Operating profit before financing costs	4,947,620	12.0%	2,686,529	8.8%
Financial income	669,028	1.6%	625,390	2.0%
Financial expenses	(480,195)	-1.2%	(366,568)	-1.2%
Net finance costs and revenues	188,833	0.5%	258,822	0.8%
Share in profit from investments accounted for under equity method	202,768	0.0%	193,094	0.6%
Profit before tax	5,339,221	13.0%	3,138,445	10.2%
Income tax expense	(701,445)	-1.7%	(600,849)	-2.0%
Profit for the period	4,637,776	11.3%	2,537,596	8.3%
Including:				
Minority interest	52,644	0.2%	55,369	0.2%
Net profit attributable to equity holders of the parent	4,585,132	11.1%	2,482,227	8.1%

2.2 Selected financial ratios

		2005	2004
1.	**Return on sales**		
	net profit x 100% / net revenues	11.3%	8.3%
2.	**Debtors turnover**		
	average trade receivables (gross) x 365 days / net revenues	26 days	27 days
3.	**Debt ratio**		
	liabilities and provisions for liabilities x 100% / total equity and liabilities	50.0%	36.8%
4.	**Current ratio**		
	current assets / current liabilities	1.5	2.0
5.	**Return on equity**		
	net profit x 100% / equity - net profit	31.6%	22.9%

- Current assets exclude receivables due in more than 12 months.
- Current liabilities are comprised of short-term provisions for liabilities, short-term liabilities, excluding liabilities due in more than 12 months, and other short-term accruals.
- Net revenues are comprised of the sale of finished products, merchandise and raw materials.
- Average trade receivables are comprised of the average of trade receivables to related and other parties at the beginning and at the end of the period, excluding allowances for receivables.

2.3 Interpretation of selected financial ratios

Return on sales

The increase of the return on sales ratio results mainly from the acquisition of Unipetrol Group a.s. (the excess of the fair value of acquired assets over cost in the amount of PLN 1.8 billion).

In 2005 the return on sales after elimination of the acquisition of Unipetrol Group a.s. effect (the excess of the fair value of acquired assets over cost) amounts to 6.6% that is 1.7 p.p. lower as compared to 2004. The decrease of 1.7 p.p. in the return on sales as compared to 2004 resulted from lower level of return on sales ratio recorded in the Unipetrol capital group.

Debtors turnover

The debtors turnover amounted to 26 days as at the end of 2005, which constitutes a negligible decrease in comparison to the end of 2004, when it accounted for 27 days.

Debt ratio

The debt ratio increased from 36.8% in 2004 to 50% in 2005. The change is involved with the rise in the indebtedness level of the Capital Group and the increase in the amount of minority interest, primarily due to purchase of the Unipetrol capital group.

Current ratio

The current ratio amounted to 1.5 as at the end of 2005. The decline by 0.5 is primarily attributable to the rise in short-term loans and borrowings.

Return on equity

The return on equity amounted to 31.6% in 2005 which is a 8.7 p.p. rise in comparison to 2004. The increase of the ratio resulted mainly from the acquisition of Unipetrol capital group in 2005 – the excess of the fair value of acquired assets over costs.

3 Detailed report

3.1 Accounting principles

The Parent Company maintains current documentation describing the accounting principles applied by the Group and adopted by the Management Board of the Parent Company.

The accounting principles are described in the supplementary notes, comprising of significant accounting policies and other explanatory notes to the consolidated financial statements to the extent required by International Financial Reporting Standards as adopted by the European Union.

Considering the fact that not all entities being part of the Group apply common accounting principles consistent with the accounting principles applied by the Parent Company, appropriate adjustments to the financial statements of those entities were made to ensure consistency with the accounting principles applied by the Parent Company.

The financial statements of the entities included in the consolidated financial statements were prepared at the same balance sheet date as the financial statements of the Parent Company.

3.2 Basis of preparation of the consolidated financial statements

The consolidated financial statements of the PKN Orlen S.A. Group were prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and in respect to matters that are not regulated by the above standards, in accordance with the accounting principles as set out in the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and respective bylaws and regulations, and the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market.

The consolidated financial statements were prepared from the consolidation documentation including in particular:

- financial statements of the related entities,
- consolidation adjustments and eliminations, necessary to prepare the consolidated financial statements,
- calculation of fair value of net assets of subordinated entities,
- calculation of goodwill and its allowances and excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost,
- calculation of the minority interest,

- calculation of foreign exchange differences on the translation of the financial statements of subordinated entities.

3.3 Method of consolidation

The method of consolidation has been described in note 4b of the supplementary notes, comprising of significant accounting policies and other explanatory notes.

3.4 Consolidation goodwill and its amortisation

The method of calculating consolidation goodwill has been described in note 4a of the supplementary notes, comprising of significant accounting policies and other explanatory notes.

3.5 Consolidation of equity and calculation of minority interest

The share capital of the Group is equal to the share capital of the Parent Company.

Other equity items of the Group were determined by adding the equity balances of subsidiaries included in the consolidated financial statements, in the proportion reflecting the percentage share of the Parent Company in the subsidiaries' equity as at the balance sheet date to the corresponding positions of the equity of the Parent Company.

Only the portion of equity of the subsidiaries, resulting after control by the Parent Company, is included in the equity of the Group.

Minority interests in subsidiaries included in the consolidated financial statements were determined as the percentage share of minority shareholders in subsidiaries' equity as at the balance sheet date.

3.6 Consolidation eliminations

Intercompany balances within the Group were eliminated on consolidation.

Sales between entities and other intercompany operating revenues and expenses and financial revenues and expenses were eliminated on consolidation.

The consolidation eliminations were based on the accounting records of PKN Orlen S.A. (or subsidiary entities) and agreed with information received from the subsidiaries.

3.7 Supplementary notes, comprising of significant accounting policies and other explanatory notes

All information included in the supplementary notes, comprising of significant accounting policies and other explanatory notes to the consolidated financial statements is presented accurately and completely. This information should be read in conjunction with the consolidated financial statements taken as a whole.

3.8 Report of the Management Board of the Parent Company on the Group's activities

The Report of the Management Board of the Parent Company on the Group's activities includes, in all material respects, the information required by Article 49 of the Accounting Act dated 29 September 1994 and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the consolidated financial statements.

3.9 Information on the opinion of the independent auditor

Based on our audit of the consolidated financial statements of the Group as at and for the year ended 31 December 2005, we have issued an unqualified opinion.



....

Certified Auditor No. 10268/7598
Monika Bartoszewicz



....

For KPMG Audyt Sp. z o.o.
51 Chłodna Street; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 27 April 2006